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03003115

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hanson Eastern Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4152 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE : 1/16/03



# 恒盛東方控股有限公司
# HANSOM EASTERN (HOLDINGS) LIMITED

*(Incorporated in the Cayman Islands with limited liability)*

2001/2002

# NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Hansom Eastern (Holdings) Limited (the "Company") will be held on Friday, 23rd August, 2002 at Banquet Room 9, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong at 9:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st March, 2002.

2. To re-elect directors of the Company and to fix their remuneration.

3. To re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorise the board of directors of the Company to fix their remuneration.

By Order of the Board
**Hansom Eastern (Holdings) Limited**
**Kwong Wai Tim, William**
*Managing Director*

Hong Kong, 18th July, 2002

Notes:

1. The register of members of the Company will be closed from Wednesday, 21st August, 2002 to Friday, 23rd August, 2002, both days inclusive, during which period no transfer of shares will be registered. In order to be a member of the Company entitled to attend and vote at the annual general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on Tuesday, 20th August, 2002.

2. Any member of the Company entitled to attend and vote at the meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Company's share registrar, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

5. A form of proxy for use at the annual general meeting is enclosed with this Annual Report.

## FINAL RESULTS

For the year under review, the Group recorded a turnover of HK$240,683,000 (2001: HK$322,476,000) and a net loss of HK$47,675,000 (2001: HK$84,147,000). Loss per share was HK2 cents. The Group's loss from operations was reduced by 44% to HK$72,839,000 (2001: HK$129,563,000), mainly because the Group had disposed of its remaining interest in the loss-making pharmaceutical, health products and foodstuffs operations during the year.

Owing to the adoption by the Group of a new accounting policy for goodwill in the current year, the Group reported net loss for the year ended 31st March, 2001 was restated and increased by a prior year adjustment of HK$48,674,000, representing the impairment loss recognised in respect of goodwill arising from the acquisition of an associate during that year.

The Directors do not recommend the payment of a final dividend for the year.

## BUSINESS REVIEW

For the year under review, the Group continued to engage in the four major business segments, namely, provision of finance, trading and investment in securities, property holding and investment, and investment holding. The Group discontinued its pharmaceutical, health products and foodstuffs operations during the year, and has acquired certain new investments, including the equity interest in a company engaged in the manufacturing of GPS-based public security systems and devices in the People's Republic of China ("PRC"), and part of the shopping mall of Metropolitan Plaza located in Shenzhen, the PRC. The acquisition of the shopping mall property is expected to be completed by the end of 2002.

### Provision of Finance

The Group's money lending operation registered a profit of HK$5,869,000 for the current financial year. Revenue from this business segment increased by 35% to HK$6,533,000 (2001: HK$4,830,000) with the size of the loan portfolio expanded considerably when compared to last year. The Directors will continue to closely monitor the performance of this operation so as to maintain its positive contribution to the Group's results.

### Trading and Investment in Securities

Largely due to the rather weak performance of the local stock market during the second-half of the Group's financial year, this business segment continued to incur a loss of HK$9,504,000 for the year under review (2001: HK$16,905,000). The Group's securities holdings were all liquidated before the year end and funds available had been provisionally put to other operational use.

### Property Holding and Investment

The Group's property operations incurred a loss of HK$11,105,000 for the current year. The fall in market value of the Group's existing property portfolio in the PRC had caused the operations to recognise impairment loss and valuation deficits totalled HK$11,680,000, although rental income generated from the portfolio remained stable at about HK$2,100,000. Taken as a whole, the Group's existing property portfolio is under-performing due to its low occupancy rate and limited prospect of value growth. Various alternatives are now being considered by the Directors for better utilisation of financial resources allocated to this business segment.

### Investment Activities

For the year under review, income from investments increased by 51% to HK$5,117,000 (2001: HK$3,378,000), in spite of an impairment loss of HK$37,000,000 that was recognised for an investment in a financial services group, whose subsidiaries are principally engaged in the securities brokerage and corporate finance advisory services, due to the worsening of its financial position. The mixed performance among the various investments had caused the Group's investment activities to record an overall loss of HK$34,272,000.

### Pharmaceutical, Health Products and Foodstuffs

In November 2001, the Group discontinued its pharmaceutical, health products and foodstuffs operations by disposing of its remaining 51% interest in Tung Fong Hung Investment Limited ("TFHI"). The operations of TFHI have been loss-making for many years, up to the date of disposal, the operations posted a loss of HK$12,418,000 (before minority interests) to the Group's current year results. The Directors consider that the disposal of TFHI is beneficial to the Group as it will alleviate the adverse pressure on the Group's future financial performance, and allow the Group's financial resources to be put to more effective use. The disposal of the 51% interest in TFHI was made pursuant to the exercise of a put option arrangement previously entered, the consideration for sale was HK$45,900,000, and a gain on disposal of HK$24,525,000 was recorded by the Group.

### Acquisitions and Disposals

Since the last financial year, a series of asset acquisitions and disposals have been made by the Group. During the current financial year, the Group disposed of its remaining interest in TFHI as mentioned and acquired a 14% interest in a company specialised in providing the 'intelligent home' property management system. The company is focusing on the large-scale residential property market in the Mainland and is expected to achieve a continual sales growth in the coming years.

Subsequent to the balance sheet date, in April 2002, the Group entered into agreements with the vendors of Henan Xingbang Pharmacy Limited ("Xingbang Pharmacy") to terminate the acquisitions of the entire equity interest in Xingbang Pharmacy. The vendors have not obtained the requisite approvals, including the conversion of Xingbang Pharmacy into a wholly foreign-owned enterprise, from the relevant authorities in the PRC after a prolonged extension of the completion date. As a result, the Directors consider that it is in the best interests of the Group to terminate the acquisitions and to recover the deposits paid. Deposits plus accrued interests agreed to be refunded by the vendors amounted to HK$88,802,000, up to present, an aggregate amount of HK$59,959,000 has been received by the Group according to the termination agreements. In the same month, the Group acquired a 66.7% interest in a PRC equity joint venture company engaged in the manufacturing of GPS-based public security systems and devices. The products of this company are of wide applications and the Directors are optimistic about its future performance.

In May 2002, the Group entered into an agreement to acquire part of the shopping mall of Metropolitan Plaza with an approximate gross floor area of 12,115 sq.m. for a consideration of HK$182,868,000. Metropolitan Plaza is located in Fu Tian District, being one of the most business thriving districts in Shenzhen, and is in close proximity to Huang Gang Boundary Crossing. It is now under construction and is expected to be completed by the end of 2002. The Directors consider that the shopping mall property has good investment potential in view of its location and the large development scale of Metropolitan Plaza. Also in May 2002, in light of the continual soft market sentiment and uncertainty of the internet businesses, the Group decided to recover the investment in a convertible note of HK$53,000,000 issued by a technology holding company. A large part of the convertible note principal of HK$43,000,000 plus accrued interest have been received by the Group and the remaining balance of HK$10,000,000 will be wholly repayable before the end of 2002.

### Business Prospect

The Group is in the transitional stage of rationalise its asset portfolio and to promote efficiency of the various aspects of its operations. Positive steps including the disposals of some under-performing assets and cost-cutting measures have been undertaken, and performance of the Group's various business segments are constantly being assessed by the Directors. To further the Group's objective of improving return to our shareholders, certain new investments aiming to foster the Group's earning base have also been made, which coupled with the result that Mainland related investments now represent a greater portion of the Group's asset portfolio. The Directors are optimistic that these Mainland's investments will continue to be benefited by the strong momentum of the country's economic growth, and will generate favorable returns to the Group when they mature.

### Employees and Remuneration Policy

As at 31st March, 2002, the Group had about 20 employees including directors. The Group remunerates its employees according to their performance, nature of the job and general market trends. Remuneration of employees are reviewed on an annual basis. Remuneration packages, including the grant of share options, are structured to motivate individual performance and contribution to the Group.

## FINANCIAL REVIEW

### Liquidity and Financial Resources

At the balance sheet date, the Group was in strong liquidity position with net current assets amounted to HK$438,202,000, representing an increase of 33% when compared to HK$330,506,000 last year. The Group was also in net cash position, holding bank balances and cash totalled HK$42,404,000 with no bank borrowing. Properties held for resale with a carrying value of HK$30,000,000 were pledged to secure a revolving loan facility that was unutilised at year end.

With the amount of liquid assets on hand as well as the available credit facilities, the Directors are of the view that the Group has sufficient financial resources to satisfy its ongoing operational requirements.

stable at about HK$2,100,000. Taken as a whole, the Group's existing property portfolio is under-performing due to its low occupancy rate and limited prospect of value growth. Various alternatives are now being considered by the Directors for better utilisation of financial resources allocated to this business segment.

### Investment Activities

For the year under review, income from investments increased by 51% to HK$5,117,000 (2001: HK$3,378,000), in spite of an impairment loss of HK$37,000,000 that was recognised for an investment in a financial services group, whose subsidiaries are principally engaged in the securities brokerage and corporate finance advisory services, due to the worsening of its financial position. The mixed performance among the various investments had caused the Group's investment activities to record an overall loss of HK$34,272,000.

### Pharmaceutical, Health Products and Foodstuffs

In November 2001, the Group discontinued its pharmaceutical, health products and foodstuffs operations by disposing of its remaining 51% interest in Tung Fong Hung Investment Limited ("TFHI"). The operations of TFHI have been loss-making for many years, up to the date of disposal, the operations posted a loss of HK$12,418,000 (before minority interests) to the Group's current year results. The Directors consider that the disposal of TFHI is beneficial to the Group as it will alleviate the adverse pressure on the Group's future financial performance, and allow the Group's financial resources to be put to more effective use. The disposal of the 51% interest in TFHI was made pursuant to the exercise of a put option arrangement previously entered, the consideration for sale was HK$45,900,000, and a gain on disposal of HK$24,525,000 was recorded by the Group.

### Acquisitions and Disposals

Since the last financial year, a series of asset acquisitions and disposals have been made by the Group. During the current financial year, the Group disposed of its remaining interest in TFHI as mentioned and acquired a 14% interest in a company specialised in providing the 'intelligent home' property management system. The company is focusing on the large-scale residential property market in the Mainland and is expected to achieve a continual sales growth in the coming years.

Subsequent to the balance sheet date, in April 2002, the Group entered into agreements with the vendors of Henan Xingbang Pharmacy Limited ("Xingbang Pharmacy") to terminate the acquisitions of the entire equity interest in Xingbang Pharmacy. The vendors have not obtained the requisite approvals, including the conversion of Xingbang Pharmacy into a wholly foreign-owned enterprise, from the relevant authorities in the PRC after a prolonged extension of the completion date. As a result, the Directors consider that it is in the best interests of the Group to terminate the acquisitions and to recover the deposits paid. Deposits plus accrued interests agreed to be refunded by the vendors amounted to HK$88,802,000, up to present, an aggregate amount of HK$59,959,000 has been received by the Group according to the termination agreements. In the same month, the Group acquired a 66.7% interest in a PRC equity joint venture company engaged in the manufacturing of GPS-based public security systems and devices. The products of this company are of wide applications and the Directors are optimistic about its future performance.

In May 2002, the Group entered into an agreement to acquire part of the shopping mall of Metropolitan Plaza with an approximate gross floor area of 12,115 sq.m. for a consideration of HK$182,868,000. Metropolitan Plaza is located in Fu Tian District, being one of the most business thriving districts in Shenzhen, and is in close proximity to Huang Gang Boundary Crossing. It is now under construction and is expected to be completed by the end of 2002. The Directors consider that the shopping mall property has good investment potential in view of its location and the large development scale of Metropolitan Plaza. Also in May 2002, in light of the continual soft market sentiment and uncertainty of the internet businesses, the Group decided to recover the investment in a convertible note of HK$53,000,000 issued by a technology holding company. A large part of the convertible note principal of HK$43,000,000 plus accrued interest have been received by the Group and the remaining balance of HK$10,000,000 will be wholly repayable before the end of 2002.

### Business Prospect

The Group is in the transitional stage of rationalise its asset portfolio and to promote efficiency of the various aspects of its operations. Positive steps including the disposals of some under-performing assets and cost-cutting measures have been undertaken, and performance of the Group's various business segments are constantly being assessed by the Directors. To further the Group's objective of improving return to our shareholders, certain new investments aiming to foster the Group's earning base have also been made, which coupled with the result that Mainland related investments now represent a greater portion of the Group's asset portfolio. The Directors are optimistic that these Mainland's investments will continue to be benefited by the strong momentum of the country's economic growth, and will generate favorable returns to the Group when they mature.

### Employees and Remuneration Policy

As at 31st March, 2002, the Group had about 20 employees including directors. The Group remunerates its employees according to their performance, nature of the job and general market trends. Remuneration of employees are reviewed on an annual basis. Remuneration packages, including the grant of share options, are structured to motivate individual performance and contribution to the Group.

## FINANCIAL REVIEW

### Liquidity and Financial Resources

At the balance sheet date, the Group was in strong liquidity position with net current assets amounted to HK$438,202,000, representing an increase of 33% when compared to HK$330,506,000 last year. The Group was also in net cash position, holding bank balances and cash totalled HK$42,404,000 with no bank borrowing. Properties held for resale with a carrying value of HK$30,000,000 were pledged to secure a revolving loan facility that was unutilised at year end.

With the amount of liquid assets on hand as well as the available credit facilities, the Directors are of the view that the Group has sufficient financial resources to satisfy its ongoing operational requirements.

### Foreign Currency Management

At present, the Group's foreign currency transactions are mostly denominated in Renminbi. As the exchange rate of Hong Kong dollars to Renminbi was relatively stable in the past years, the Directors consider that the Group's exposure to exchange rate risk is not significant. Appropriate measures will be undertaken by the Group to meet changes in circumstances.

### Shareholders' Funds

The Group's capital base has been substantially strengthened following the Company's share placement and rights issue in May and August 2001 respectively which together raised new funds of HK$221,863,000 (net of expenses). Shareholders' funds of the Group increased sharply by 51% to HK$504,116,000 at 31st March, 2002 (2001: HK$333,800,000), which is equivalent to a net asset value of HK16 cents per share of the Company.

New funds raised during the year have been principally applied towards the acquisitions of the 14% interest in a company specialised in providing the 'intelligent home' property management system; the acquisition of the 66.7% interest in a company engaged in the manufacturing of GPS-based public security systems and devices; the enlargement of the loan portfolio of the money lending business and the addition to general working capital of the Group.

## APPRECIATION

The year under review was another challenging year for the Group. Taking this opportunity, the Board of Directors would like to thank all management and staff for their hard work and loyal service throughout the year.

On behalf of the Board

**Kwong Wai Tim, William**
*Managing Director*

Hong Kong, 18th July, 2002

## DIRECTORS

**Mr. Kwong Wai Tim, William**, aged 45, joined the Company as the Managing Director in November 2000. He is in charge of the overall strategic planning and public relation of the Group. He holds a MBA degree from the University of Oregon, U.S.A.. Mr. Kwong has over 15 years' experience in banking and corporate finance gained with major international financial institutions including Citicorp, Bankers Trust, Credit Lyonnais Asia Limited and The New China Hong Kong Capital Limited. He was a member of the Council of The Stock Exchange of Hong Kong Limited from 1995 to 1997 and a Director and Chairman of the Finance Committee of Hong Kong Securities Clearing Company Limited from 1996 to 1997. He was an Executive Director of 139 Holdings Limited from August 1998 to August 2000 and was a Director of IFTA Pacific Holdings Limited from July 1999 to March 2000.

**Ms. Yau Shum Tek, Cindy**, aged 32, joined the Company as an Executive Director in November 2000. She is in charge of the overall management and administration of the Group. Ms. Yau graduated from Chong Qing Nursing School (重慶市衛生學校) and has extensive experience in the trading of domestic electrical appliances and property development in Mainland China. Ms. Yau wholly owns and controls Red China Holdings Limited which is a substantial shareholder of the Company as disclosed in the paragraph headed "Substantial Shareholders" in the Directors' Report.

**Mr. Lai Ming Wai**, aged 43, joined the Company as an Independent Non-executive Director in November 2000 and was redesignated as Executive Director in January 2001. He is in charge of the business development and new projects/investments of the Group. He graduated from The University of Hong Kong with a Bachelor in Social Sciences degree. Mr. Lai was the Vice President of the Bank of America and was involved in developing the bank's business in Mainland China. He has over 18 years' experience in banking and international finance.

**Mr. Terrence Lai**, aged 45, joined the Company as an Executive Director in November 2000. He is in charge of the corporate planning and treasury of the Group. Mr. Lai holds a Bachelor of Administration degree and is a member of the Society of Management Accountants of Ontario, Canada. He has over 20 years' experience in management, finance and corporate development in Hong Kong and Canada.

**Mr. Wang Chun Lin**, aged 50, joined the Company as an Executive Director in December 2000. He is in charge of the business development and new projects/investments of the Group. Mr. Wang graduated from Fudan University (復旦大學). He has extensive experience in the trading and production of electronic products, research and development on computer software and marketing in Mainland China. He was the Managing Director of Beijing Hwa Meng Enterprises Company (北京華盟實業公司), a property investment and development company in Mainland China.

**Mr. Chen Peihua**, aged 35, joined the Company as an Executive Director in June 2002. He is in charge of the business development and new projects/investments of the Group. Mr. Chen graduated from Changsha University of Electric Power (長沙電力學院). Prior to joining the Group, Mr. Chen held senior positions in securities companies in Mainland China and has over 15 years' experience in securities and finance.

**Mr. Lam Ping Cheung**, aged 50, joined the Company as an Independent Non-executive Director in November 2000. Mr. Lam holds a Bachelor in Social Science degree from The Chinese University of Hong Kong. He is a solicitor and sole-proprietor of Messrs. C. L. Chow & Lam. He is also an Independent Non-executive Director of Golden Resources Development International Limited, Kith Holdings Limited, Ngai Lik Industrial Holdings Limited, China United Holdings Limited, and Qualipak International Holdings Limited, which are publicly listed companies in Hong Kong.

**Mr. Kwong Kai Sing, Benny**, aged 43, joined the Company as an Independent Non-executive Director in February 2001. Mr. Kwong graduated from Simon Fraser University in British Columbia, Canada with a Bachelor degree in Arts. He held senior positions with major international banks in Hong Kong in their respective lending departments and China department for many years. For the past 8 years, he has served as executive director of over 10 publicly listed companies in Hong Kong, Canada and the United Kingdom. Mr. Kwong has extensive knowledge in corporate finance and banking. He was an appointed member of the China People's Political Consultative Committee of the Hubei Province in 1995-1996 and is an honorary advisor of the Hubei Province Chamber of Commerce. Mr. Kwong is the Chairman and an Executive Director of B-Tech (Holdings) Limited, which is a publicly listed company in Hong Kong.

## SENIOR MANAGEMENT

**Mr. Sue Ka Lok**, aged 37, joined the Group in January 2001 and is the Director of Finance and Secretary of the Company. Mr. Sue graduated from the University of Sydney, Australia with a Bachelor of Economics degree and holds a Master of Science in Finance degree from the City University of Hong Kong. He is a member of various professional bodies including the Hong Kong Society of Accountants and The Hong Kong Institute of Company Secretaries. Prior to joining the Company, Mr. Sue had worked for an international accounting firm and several listed companies in Hong Kong. He has over 13 years of experience in finance, accounting and company secretarial practice.

## DIRECTORS' REPORT

The directors present their annual report and the audited financial statements for the year ended 31st March, 2002.

## PRINCIPAL ACTIVITIES

The Company is an investment holding company and provides corporate management services.

Details of the discontinued operations are set out in note 13 to the financial statements.

The activities of the Company's remaining principal subsidiaries at 31st March, 2002 are set out in note 49 to the financial statements.

## RESULTS

The results of the Group for the year are set out in the consolidated income statement on page 19.

No dividend was paid by the Company during the year. The directors do not recommend the payment of a final dividend for the year.

## RESERVES

Details of movements during the year in the reserves of the Group and the Company are set out in note 37 to the financial statements.

In accordance with the Company's Articles of Association, dividends shall be payable out of the profits or other reserves of the Company. The Company's reserves available for distribution to the Company's shareholders comprise share premium, capital redemption reserve, contributed surplus, distributable reserve and accumulated losses which in aggregate amounted to HK$491,141,000 at 31st March, 2002.

## FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past five financial years is set out on page 76 of the annual report.

## INVESTMENT PROPERTIES

The investment properties of the Group were revalued at 31st March, 2002 by an independent firm of professional property valuer on an open market value basis at HK$6,000,000. This valuation gives rise to a deficit of HK$1,680,000 which has been charged to the consolidated income statement. Details are set out in note 17 to the financial statements.

## PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of HK$27,707,000 for the purpose of expanding the Group's business.

The Group's property, plant and equipment with an aggregate net book value of HK$44,538,000 was disposed of as a result of disposal of subsidiaries.

Details of these and other movements during the year in the property, plant and equipment of the Group and the Company are set out in note 18 to the financial statements.

## PROPERTIES

Particulars of the properties of the Group at 31st March, 2002 are set out on pages 77 and 78.

## SHARE CAPITAL AND WARRANTS

Pursuant to a special resolution at the extraordinary general meeting of the Company held on 27th February, 2001, the issued share capital of the Company was reduced from an amount of HK$86,559,000 to HK$8,656,000 by canceling paid up share capital of the Company to the extent of HK$0.09 on each of the ordinary share in issue so that each issued ordinary share of HK$0.10 in the share capital of the Company was treated as one fully paid up ordinary share of HK$0.01 in the share capital of the Company (the "Capital Reduction"). The Capital Reduction was approved and registered to the Cayman Islands' Registrar of Companies on 19th April, 2001.

Pursuant to a share placement agreement entered into on 28th May, 2001, the Company issued 173,118,000 ordinary shares of HK$0.01 each at a price of HK$0.12 per share.

On 24th August, 2001, the shareholders of the Company approved to issue, by way of rights issue, of 2,077,416,030 rights shares (the "Right Shares") to the holders of the then existing ordinary shares of HK$0.01 each in the Company at a price of HK$0.10 for one Rights Share, on the basis of two Rights Shares for every one then existing ordinary share of the Company.

The rights attached to the warrants of the Company to subscribe for ordinary shares expired on 3rd May, 2001 and all the outstanding warrants were lapsed accordingly.

Details of these and other movements during the year in the share capital and warrants of the Company are set out in notes 34 and 36 to the financial statements, respectively.

## SHARE OPTION SCHEME

Pursuant to the share option scheme (the "Scheme") of the Company adopted on 2nd July, 1999 for the primary purpose of providing incentive to directors and eligible employees, the Company may grant options at HK$1 for each lot of share options granted under the Scheme to any full time employees, including executive directors, of the Company or its subsidiaries to subscribe for shares in the Company.

Options granted are exercisable for a period to be notified by the board of directors of the Company to each grantee and in any event such period of time shall not exceed a period of ten years commencing on which the option is accepted and shall expire at the end of such ten year period. The maximum number of shares in respect of which options may be granted shall not exceed 10% of the issued share capital of the Company from time to time.

The subscription price of the options shall be a price to be determined by the directors of the Company being not less than the nominal value of the ordinary shares of the Company or 80% of the average closing price of the ordinary shares of the Company for the five trading days immediately preceding the date of the offer of the options.

There were no options granted to or exercised by the directors of the Company during the year or outstanding at 31st March, 2002.

Details of movements during the year in the share options granted under the Scheme are set out in note 35 to the financial statements.

## DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Kwong Wai Tim, William *(Managing Director)*
Yau Shum Tek, Cindy
Lai Ming Wai
Terrence Lai
Wang Chun Lin
Chen Peihua (appointed on 20th June, 2002)
Zhang Ming Yu (resigned on 23rd January, 2002)

Independent non-executive directors:

Lam Ping Cheung
Kwong Kai Sing, Benny

In accordance with Article 95 of the Company's Articles of Association, Mr. Chen Peihua shall hold office until the forthcoming annual general meeting and, being eligible, offer himself for re-election.

In accordance with Article 112 of the Company's Articles of Association, Mr. Lai Ming Wai, Mr. Wang Chun Lin and Mr. Lam Ping Cheung will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The independent non-executive directors are subject to retirement by rotation in accordance with Article 95 and Article 112 of the Company's Articles of Association.

None of the directors being proposed for re-election at the forthcoming annual general meeting has service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

## DIRECTORS' INTERESTS IN SECURITIES

As at 31st March, 2002, the interests of the directors of the Company and their associates in the securities of the Company and its associated corporations, within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), as recorded in the register maintained by the Company pursuant to section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

| Name of director | Nature of interests | Number of ordinary shares held |
|---|---|---|
| Yau Shum Tek, Cindy | Corporate | 726,918,000 (Note below) |

Note: As at 31st March, 2002, Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited held 192,318,000 ordinary shares and 534,600,000 ordinary shares of the Company, respectively. Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited are wholly-owned subsidiaries of Hastings Gold Limited, which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited and Red China Holdings Limited is interested in 50% of the issued share capital of Mainland Talent Developments Limited. Ms. Yau Shum Tek, Cindy is deemed to be interested in 726,918,000 ordinary shares of the Company held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Save as disclosed above, as at 31st March, 2002, none of the directors or their associates had any interests in the securities of the Company or any of its associated corporations within the meaning of the SDI Ordinance.

## DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the section headed "Share option scheme" above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate, and none of the directors, or their spouses or children under the age of eighteen, had any right to subscribe for the securities of the Company, or had exercised any such rights during the year.

## SUBSTANTIAL SHAREHOLDERS

As at 31st March, 2002, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance disclosed the following entities as having an interest of 10% or more of the issued share capital of the Company:

| Name of shareholder | Nature of interests | Number of ordinary shares held | | Note |
|---|---|---|---|---|
| | | Direct interest | Deemed interest | |
| Multiple Wealth International Limited | Corporate | 192,318,000 | – | 1 |
| Pacific Rim Investment Management Enterprises Limited | Corporate | 534,600,000 | – | 1 |
| Hastings Gold Limited | Corporate | – | 726,918,000 | 1 |
| Mainland Talent Developments Limited | Corporate | – | 726,918,000 | 1, 2 and 3 |
| Rymer Group Limited | Corporate | – | 726,918,000 | 1 and 2 |
| Red China Holdings Limited | Corporate | – | 726,918,000 | 1 and 3 |
| Lo Ki Yan, Karen | Corporate | – | 726,918,000 | 1 and 2 |
| Yau Shum Tek, Cindy | Corporate | – | 726,918,000 | 1 and 3 |

Notes:

1. As at 31st March, 2002, Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited held 192,318,000 ordinary shares and 534,600,000 ordinary shares of the Company, respectively. Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited are wholly-owned subsidiaries of Hastings Gold Limited, which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited.

2. Ms. Lo Ki Yan, Karen wholly owns and controls Rymer Group Limited and Rymer Group Limited is interested in 50% of the issued share capital of Mainland Talent Developments Limited. Ms. Lo Ki Yan, Karen is deemed to be interested in 726,918,000 ordinary shares of the Company held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

3. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited and Red China Holdings Limited is interested in 50% of the issued share capital of Mainland Talent Developments Limited. Ms. Yau Shum Tek, Cindy is deemed to be interested in 726,918,000 ordinary shares of the Company held by Multiple Wealth International Limited and Pacific Rim Investment Management Enterprises Limited.

Save as disclosed above, the Company has not been notified of any other interests representing 10% or more of the issued share capital of the Company as at 31st March, 2002.

## CONNECTED TRANSACTIONS AND DIRECTORS' INTERESTS IN CONTRACTS

On 17th September, 2001, the Company exercised the put option granted by See Ying Limited ("See Ying") pursuant to a share sale and purchase agreement dated 10th November, 2000 made between the Company and See Ying (the "Put Option"). The exercise of the Put Option required See Ying to purchase the Company's remaining 51% equity interest in Tung Fong Hung Investment Limited ("TFHI") at a consideration of HK$45,900,000. See Ying was on the date of exercise of the Put Option a substantial shareholder of TFHI holding 49% equity interest in TFHI and the exercise of the Put Option constituted a connected transaction for the Company under Chapter 14 of the Listing Rules. A circular containing details of the transaction was despatched to the shareholders of the Company on 8th October, 2001. The exercise of the Put Option was approved by the shareholders of the Company at an extraordinary general meeting of the Company held on 30th October, 2001 and the disposal of the 51% equity interest in TFHI to See Ying was completed on 2nd November, 2001.

On 19th December, 2000, the Group granted an unsecured loan facility (the "Loan Facility") to the extent of HK$15,000,000 (the "Loan") to TFHI for a term of nine months. TFHI was at the time of granting the Loan Facility a wholly-owned subsidiary of the Company and since 15th January, 2001 became a non-wholly owned subsidiary of the Company in which no connected person is a substantial shareholder (excluding a person who is connected person by virtue only of its substantial shareholding in TFHI). The purpose of the Loan Facility was to provide working capital to TFHI and it bore interest at prevailing market rate. The outstanding balance of the Loan of HK$14,711,000 was assigned to an independent third party on 17th July, 2001. Interest income received for the year amounting to HK$381,000. The granting of the Loan Facility constituted a connected transaction not subject to any disclosure or shareholder approval requirement under Rule 14.24(3) of the Listing Rules at the time it was granted and a connected transaction under Rule 14.25(2)(a) of the Listing Rules for the period from 15th January, 2001 to 17th July, 2001 which is only subject to disclosure requirements in the annual report.

On 13th November, 2001, a wholly-owned subsidiary of the Company entered into an agreement with Ms. Yau Shum Tek, Cindy and Mr. Wang Chun Lin, both are executive directors of the Company, to acquire the entire issued share capital of Joinwell (Shum Chun) Company Limited ("Joinwell") for a total consideration of HK$630,000. The sole asset of Joinwell is a motor vehicle. Ms. Yau Shum Tek, Cindy and Mr. Wang Chun Lin beneficially owned Joinwell as to 43.33% and 56.67%, respectively, immediately before the completion of the transaction which took place on 11th December, 2001.

Save as disclosed above, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisting at the end of the year or at any time during the year.

## MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales and purchases during the year attributable to the Group's five largest customers and suppliers were less than 30% of the Group's total turnover and purchases, respectively.

## PENSION SCHEMES

As at 31st March, 2002, the Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance for all employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently-administered fund. The Group's employer contributions are contributed into the MPF Scheme in accordance with the rules of the MPF Scheme.

The employer's pension costs charged to the income statement for the year are set out in note 9 to the financial statements.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

## PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

## CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31st March, 2002 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

## POST BALANCE SHEET EVENTS

Details of significant post balance sheet events are set out in note 47 to the financial statements.

## AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

**Kwong Wai Tim, William**
*Managing Director*

Hong Kong, 18th July, 2002

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF HANSOM EASTERN (HOLDINGS) LIMITED
*(Incorporated in the Cayman Islands with limited liability)*

We have audited the financial statements on pages 19 to 75 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

**Respective Responsibilities of Directors and Auditors**

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

**Basis of Opinion**

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion**

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*

Hong Kong, 18th July, 2002

# CONSOLIDATED INCOME STATEMENT

For the year ended 31st March, 2002

| | Notes | 2002<br>HK$'000 | 2001<br>HK$'000<br>(As restated) |
|---|---|---|---|
| Turnover | 5 & 6 | 240,683 | 322,476 |
| Cost of sales | | (167,840) | (222,849) |
| Gross profit | | 72,843 | 99,627 |
| Other operating income | 7 | 592 | 7,505 |
| Distribution costs | | (60,325) | (133,349) |
| Administrative expenses | | (33,255) | (63,742) |
| Other operating expenses | 8 | (52,694) | (39,604) |
| Loss from operations | 9 | (72,839) | (129,563) |
| Finance costs | 11 | (2,122) | (2,936) |
| Investment income | 12 | 653 | 8,183 |
| Gain on disposal of discontinued operations | 13 | 24,525 | – |
| Loss on assignment of loan to a subsidiary | | (4,711) | – |
| Net gain on disposal of interests in subsidiaries | | – | 53,573 |
| Gain on transfer of certain property interests to a jointly controlled entity | | – | 10,696 |
| Gain on disposal of interest in a jointly controlled entity | | – | 10,674 |
| Impairment loss recognised in respect of goodwill arising from the acquisition of an associate | 3 | – | (48,674) |
| Share of results of a jointly controlled entity | | – | (209) |
| Loss before taxation | | (54,494) | (98,256) |
| Taxation | 14 | (190) | (47) |
| Loss before minority interests | | (54,684) | (98,303) |
| Minority interests | | (7,009) | (14,156) |
| Net loss for the year | | (47,675) | (84,147) |
| Dividend | 15 | – | – |
| Loss per share | 16 | HK$(0.02) | HK$(0.11) |

# CONSOLIDATED BALANCE SHEET

At 31st March, 2002

| | Notes | 2002 HK$'000 | 2001 HK$'000 (As restated) |
|---|---|---|---|
| **Non-current assets** | | | |
| Investment properties | 17 | 6,000 | 7,680 |
| Property, plant and equipment | 18 | 1,914 | 23,564 |
| Interest in an associate | 20 | – | 1,763 |
| Investments in securities | 21 | 58,000 | – |
| Notes receivable | 22 | – | 2,000 |
| | | 65,914 | 35,007 |
| **Current assets** | | | |
| Properties held for resale | 23 | 30,000 | 49,600 |
| Inventories | 24 | – | 57,084 |
| Trade and other receivables | 25 | 5,336 | 36,005 |
| Short-term loans | 26 | 173,543 | 4,014 |
| Deposits made on investments | 27 | 134,244 | 160,258 |
| Investments in securities | 21 | – | 13,466 |
| Notes receivable | 22 | 55,000 | 53,000 |
| Tax recoverable | | – | 149 |
| Bank balances and cash | | 42,404 | 37,306 |
| | | 440,527 | 410,882 |
| **Current liabilities** | | | |
| Trade and other payables | 29 | 2,242 | 43,580 |
| Taxation | | 83 | – |
| Bank and other borrowings | 30 | – | 36,765 |
| Obligations under finance leases–amount due within one year | 31 | – | 31 |
| | | 2,325 | 80,376 |
| Net current assets | | 438,202 | 330,506 |
| Total assets less current liabilities | | 504,116 | 365,513 |
| **Non-current liabilities** | | | |
| Deferred taxation | 33 | – | 102 |
| Obligations under finance leases–amount due after one year | 31 | – | 146 |
| | | – | 248 |
| **Minority interests** | | – | 31,465 |
| | | 504,116 | 333,800 |
| **Capital and reserves** | | | |
| Share capital | 34 | 31,161 | 86,559 |
| Reserves | 37 | 472,955 | 247,241 |
| | | 504,116 | 333,800 |

The financial statements on pages 19 to 75 were approved and authorised for issue by the Board of Directors on 18th July, 2002 and are signed on its behalf by:

Kwong Wai Tim, William
*Director*

Yau Shum Tek, Cindy
*Director*

# BALANCE SHEET

At 31st March, 2002

| | Notes | 2002<br>HK$'000 | 2001<br>HK$'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Property, plant and equipment | 18 | 262 | 319 |
| Interests in subsidiaries | 19 | 520,304 | 391,172 |
| | | 520,566 | 391,491 |
| **Current assets** | | | |
| Trade and other receivables | | 148 | 291 |
| Loan to a subsidiary | 28 | – | 14,339 |
| Bank balances and cash | | 2,060 | 4,644 |
| | | 2,208 | 19,274 |
| **Current liabilities** | | | |
| Trade and other payables | | 472 | 9,445 |
| Bank and other borrowings | 30 | – | 4,694 |
| | | 472 | 14,139 |
| Net current assets | | 1,736 | 5,135 |
| Total assets less current liabilities | | 522,302 | 396,626 |
| **Non-current liability** | | | |
| Amounts due to subsidiaries | 32 | – | 107 |
| | | 522,302 | 396,519 |
| **Capital and reserves** | | | |
| Share capital | 34 | 31,161 | 86,559 |
| Reserves | 37 | 491,141 | 309,960 |
| | | 522,302 | 396,519 |

Kwong Wai Tim, William
*Director*

Yau Shum Tek, Cindy
*Director*

# CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 31st March, 2002

| | 2002<br>HK$'000 | 2001<br>HK$'000<br>(As restated) |
|---|---|---|
| Exchange differences arising on translation of overseas operations not recognised in the consolidated income statement | (226) | 1,822 |
| Net loss for the year | (47,675) | (84,147) |
| Total recognised losses | (47,901) | (82,325) |

# CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March, 2002

| | Notes | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|---|
| NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES | 38 | (173,390) | 43,180 |
| RETURNS ON INVESTMENTS AND SERVICING OF FINANCE | | | |
| Interest paid on bank and other borrowings | | (2,107) | (3,547) |
| Interest paid on obligations under finance leases | | (15) | (26) |
| Dividends paid to minority shareholders | | (24) | (153) |
| Bank and other interest income received | | 653 | 8,107 |
| Dividend income received | | – | 76 |
| NET CASH (OUTFLOW) INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE | | (1,493) | 4,457 |
| TAXATION | | | |
| Overseas tax (paid) refunded | | (107) | 12 |
| Hong Kong Profits Tax refunded | | – | 1,518 |
| NET CASH (OUTFLOW) INFLOW FROM TAXATION | | (107) | 1,530 |
| INVESTING ACTIVITIES | | | |
| Acquisition of investment securities | | (45,000) | – |
| Purchase of property, plant and equipment | | (27,707) | (21,771) |
| Deposits made on acquisition of investments | | (23,986) | (160,258) |
| Acquisition of a subsidiary | 39 | (630) | – |
| Amount advanced to an associate | | (17) | (2,326) |
| Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of) | 40 | 40,403 | (4) |
| Proceed on assignment of loan to a subsidiary | | 10,000 | – |
| Proceeds from disposal of property, plant and equipment | | 540 | 2,773 |
| Acquisition of notes receivable | | – | (55,000) |
| Acquisition of interest in an associate | | – | (48,674) |
| Payment to a third party to settle a dispute in respect of a property project–net | | – | (5,000) |
| Proceeds from disposal of investment properties and properties under development | | – | 47,565 |
| Proceeds from disposal of a jointly controlled entity | | – | 37,218 |
| Amounts repaid by associates | | – | 34,046 |
| Amounts repaid from notes receivable | | – | 7,951 |
| Proceeds from disposal of investments securities and club debenture | | – | 7,695 |
| NET CASH OUTFLOW FROM INVESTING ACTIVITIES | | (46,397) | (155,785) |
| NET CASH OUTFLOW BEFORE FINANCING | | (221,387) | (106,618) |

# CONSOLIDATED CASH FLOW STATEMENT *(continued)*

For the year ended 31st March, 2002

| | Notes | 2002<br>HK$'000 | 2001<br>HK$'000 |
|---|---|---|---|
| FINANCING | 41 | | |
| Issue of shares, net of expenses | | 221,863 | 21,513 |
| Borrowings raised | | 28,440 | 35,601 |
| Repayment of borrowings | | (33) | (37,607) |
| Proceeds from partial disposal of a subsidiary to minority shareholders | | – | 44,050 |
| Redemption of convertible notes | | – | (70,000) |
| Repurchase of shares | | – | (539) |
| NET CASH INFLOW (OUTFLOW) FROM FINANCING | | 250,270 | (6,982) |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | | 28,883 | (113,600) |
| CASH AND CASH EQUIVALENTS BROUGHT FORWARD | | 13,541 | 127,567 |
| EFFECT OF FOREIGN EXCHANGE RATES CHANGE | | (20) | (426) |
| CASH AND CASH EQUIVALENTS CARRIED FORWARD | 42 | 42,404 | 13,541 |

## 1. GENERAL

The Company is an exempted company incorporated in the Cayman Islands with limited liability. The shares of the Company are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company and provides corporate management services.

The activities of the Company's principal subsidiaries at 31st March, 2002 are set out in note 49.

## 2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. These revised and new accounting policies are set out in note 4. In addition, these new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts and disclosure for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts and disclosure reported for the current or prior periods.

**Segment reporting**

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the year ended 31st March, 2001 have been amended so that they are presented on a consistent basis.

**Leases**

SSAP 14 (Revised) "Leases" has introduced some amendments to the basis of accounting for finance and operating leases, and some additional and revised disclosure requirements specified for the Group's leasing arrangements. These changes have not had any material effect on the results for the current or prior accounting periods and accordingly, no prior year adjustment had been required. Disclosures for all of the Group's leasing arrangements have been modified so as to comply with the requirements of the revised standard. Comparative amounts and disclosure have been restated in order to achieve a consistent presentation.

## 2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE (continued)

### Goodwill

In the current year, the Group adopted SSAP 30 "Business combinations" and has elected not to restate goodwill or negative goodwill previously eliminated against or credited to reserves. Accordingly, goodwill arising on acquisitions prior to 1st April, 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1st April, 2001 will be credited to the income statement at the time of disposal of the relevant subsidiary or associate.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised over its estimated useful life on a straight line basis. Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to the income statement based on an analysis of the circumstances from which the balance resulted.

## 3. PRIOR YEAR ADJUSTMENT

During the year, the directors of the Company have reviewed and examined the operations of the subsidiaries and an associate and their profitability potential and are of the opinion that the carrying amount of goodwill arising on the acquisition of an associate during the year ended 31st March, 2001 that had previously been eliminated to reserves is not recoverable. In accordance with Interpretation 13 "Goodwill–continuing requirements for goodwill and negative goodwill previously eliminated against/ credited to reserves", the Group has restated and increased its previously reported net loss for the year ended 31st March, 2001 and accumulated losses as at 31st March, 2001 by HK$48,674,000 for the impairment loss recognised in respect of goodwill arising from the acquisition of the associate during the year ended 31st March, 2001.

## 4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the valuation of investment properties and certain investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

**Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

**Goodwill**

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary or an associate, the attributable amount of unamortised goodwill or goodwill previously eliminated against is included in the determination of the profit or loss on disposal.

## 4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves, and will be credited to the income statement at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisition of a subsidiary after 1st April, 2001 is presented as deduction from assets and will be released to the income statement based on an analysis of the circumstances from which the balance resulted. Negative goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet as a deduction from assets.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to the income statement in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

### Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

### Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates less any identified impairment losses.

## 4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

**Investment properties**

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease on a portfolio basis, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is twenty years or less.

**Property, plant and equipment**

Property, plant and equipment are stated at cost less depreciation and amortisation and accumulated impairment losses.

The cost of land use rights is amortised over the terms of the relevant rights using the straight line method.

The cost of buildings is amortised over a period of twenty years using the straight line method.

The cost of fixtures is depreciated at 15% per annum using the straight line method or over the terms of the relevant lease, whichever is shorter.

## 4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

**Property, plant and equipment** *(continued)*

Depreciation is provided to write off the cost of items of other assets over their estimated useful lives and after taking into account their estimated residual value, using the straight line method, at the following rates per annum:

| | |
|---|---|
| Computer equipment | $33^1/_3$% |
| Others | 15% |

Assets held under finance leases are depreciated over their expected useful lives, on the same basis as assets owned by the Group or, where shorter, over the terms of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

**Properties held for resale**

Properties held for resale are stated at the lower of cost and net realisable value. Cost consists of all expenditure directly attributable to the acquisition and development of the properties plus other direct costs attributable to such properties.

**Investments in securities**

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

**Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

## 4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Leased assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rental income and expenses are credited and charged, respectively, to the income statement on a straight line basis over the terms of the relevant lease.

### Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

For properties which are held for resale, revenue is recognised on the execution of a binding sales agreement.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rental invoiced in advance, from properties let under operating leases is recognised on a straight line basis over the terms of the relevant lease.

Sales of investment in securities are recognised on a trade date basis.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Revenue from advertising is recognised rateably in the period in which the advertisement is displayed.

## 4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the year in which they are incurred.

### Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined as no impairment loss had been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

### Retirement benefits schemes

The retirement benefit costs charged in the income statement represent the contributions payable in respect of the year to the Group's defined contribution scheme and Mandatory Provident Fund Scheme ("MPF").

### Foreign currencies

Transactions in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates ruling on the dates of the transactions or at the contracted settlement rate, if appropriate. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of operations which are denominated in currencies other than Hong Kong dollars are translated at the rates ruling on the balance sheet date. All exchange differences arising on translation are dealt with in reserves.

## 4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

## 5. TURNOVER

Turnover represents the net amounts received and receivable from sales of goods, sales of securities, sales of properties, interest income from provision of finance and note receivables, property rentals and advertising income during the year, and is analysed as follows:

| | 2002 | 2001 |
|---|---|---|
| | HK$'000 | HK$'000 |
| Continuing operations | | |
| Sales of securities | 66,259 | 12,139 |
| Sale of properties | 9,600 | – |
| Interest income from provision of finance and note receivables | 11,650 | 7,498 |
| Property rentals | 2,119 | 2,123 |
| Advertising income | – | 710 |
| | 89,628 | 22,470 |
| Discontinued operations | | |
| Sales of Western and Chinese pharmaceutical and health products and foodstuffs (note 13) | 151,055 | 300,006 |
| | 240,683 | 322,476 |

## 6. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION

During the year, the Group was organised into five main operating segments: manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs, provision of finance, trading and investment in securities, property holding and investment and investment holding.

As explained in note 13, the Group ceased its manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs operations during the year.

These divisions are the basis on which the Group reports its primary segment information.

## 6. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(continued)*

Segment information about these businesses is presented below:

**Business segments**

| | For the year ended 31st March, 2002 | | | | | |
|---|---|---|---|---|---|---|
| | Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs HK$'000 | Provision of finance HK$'000 | Trading and investment in securities HK$'000 | Property holding and investment HK$'000 | Investment activities* HK$'000 | Consolidated HK$'000 |
| SEGMENT REVENUE | 151,055 | 6,533 | 66,259 | 11,719 | 5,117 | 240,683 |
| SEGMENT RESULTS | (12,418) | 5,869 | (9,504) | (11,105) | (34,272) | (61,430) |
| Unallocated corporate expenses | | | | | | (11,409) |
| Loss from operations | | | | | | (72,839) |
| Finance costs | | | | | | (2,122) |
| Investment income | | | | | | 653 |
| Gain on disposal of discontinued operations | | | | | | 24,525 |
| Loss on assignment of loan to a subsidiary | | | | | | (4,711) |
| Loss before taxation | | | | | | (54,494) |
| Taxation | | | | | | (190) |
| Loss before minority interests | | | | | | (54,684) |
| Minority interests | | | | | | (7,009) |
| Net loss for the year | | | | | | (47,675) |

## 6. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(continued)*

### Business segments *(continued)*

| | At 31st March, 2002 | | | | | |
|---|---|---|---|---|---|---|
| | Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs HK$'000 | Provision of finance HK$'000 | Trading and investment in securities HK$'000 | Property holding and investment HK$'000 | Investment activities* HK$'000 | Consolidated HK$'000 |
| ASSETS | | | | | | |
| Segment assets | 87,909 | 212,644 | 2,125 | 64,125 | 77,624 | 444,427 |
| Investments in securities | – | – | – | – | 58,000 | 58,000 |
| Unallocated corporate assets | | | | | | 4,014 |
| Consolidated total assets | | | | | | 506,441 |
| LIABILITIES | | | | | | |
| Segment liabilities | – | (68) | (5) | (1,623) | (22) | (1,718) |
| Unallocated corporate liabilities | | | | | | (607) |
| | | | | | | (2,325) |

| | For the year ended 31st March, 2002 | | | | | |
|---|---|---|---|---|---|---|
| | Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs HK$'000 | Provision of finance HK$'000 | Trading and investment in securities HK$'000 | Property holding and investment HK$'000 | Investment activities* HK$'000 | Consolidated HK$'000 |
| OTHER INFORMATION | | | | | | |
| Capital additions | 26,843 | – | – | 735 | 129 | 27,707 |
| Depreciation and amortisation | 3,999 | – | – | 91 | 629 | 4,719 |
| Impairment loss recognised in respect of properties held for resale | – | – | – | 10,000 | – | 10,000 |
| Impairment loss recognised in respect of investment securities | – | – | – | – | 37,000 | 37,000 |
| Deficit arising on valuation of investment properties | – | – | – | 1,680 | – | 1,680 |

## 6. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(continued)*

### Business segments *(continued)*

| | For the year ended 31st March, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs HK$'000 | Provision of finance HK$'000 | Trading and investment in securities HK$'000 | Property holding and investment HK$'000 | Investment activities* HK$'000 | Consolidated HK$'000 |
| SEGMENT REVENUE | 300,006 | 4,830 | 12,139 | 2,123 | 3,378 | 322,476 |
| SEGMENT RESULTS | (61,634) | 20,695 | (16,905) | (43,831) | (11,072) | (112,747) |
| Unallocated corporate expenses | | | | | | (16,816) |
| Loss from operations | | | | | | (129,563) |
| Finance costs | | | | | | (2,936) |
| Investment income | | | | | | 8,183 |
| Net gain on disposal of interests in subsidiaries | | | | | | 53,573 |
| Gain on transfer of certain property interests to a jointly controlled entity | | | | | | 10,696 |
| Gain on disposal of interest in a jointly controlled entity | | | | | | 10,674 |
| Impairment loss recognised in respect of goodwill arising from the acquisition of an associate | | | | | | (48,674) |
| Share of results of a jointly controlled entity | | | | | | (209) |
| Loss before taxation | | | | | | (98,256) |
| Taxation | | | | | | (47) |
| Loss before minority interests | | | | | | (98,303) |
| Minority interests | | | | | | (14,156) |
| Net loss for the year | | | | | | (84,147) |

## 6. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(continued)*

### Business segments *(continued)*

| | At 31st March, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs | Provision of finance | Trading and investment in securities | Property holding and investment | Investment activities* | Consolidated |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| ASSETS | | | | | | |
| Segment assets | 220,453 | 4,415 | 24,720 | 57,829 | 127,492 | 434,909 |
| Interest in an associate | – | – | – | – | 1,763 | 1,763 |
| Unallocated corporate assets | | | | | | 9,217 |
| Consolidated total assets | | | | | | 445,889 |
| LIABILITIES | | | | | | |
| Segment liabilities | (54,638) | – | (5) | (9,515) | (15) | (64,173) |
| Unallocated corporate liabilities | | | | | | (16,451) |
| | | | | | | (80,624) |

## 6. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(continued)*

### Business segments *(continued)*

| | For the year ended 31st March, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs HK$'000 | Provision of finance HK$'000 | Trading and investment in securities HK$'000 | Property holding and investment HK$'000 | Investment activities* HK$'000 | Consolidated HK$'000 |
| OTHER INFORMATION | | | | | | |
| Capital additions | 20,028 | – | – | 27 | 1,937 | 21,992 |
| Depreciation and amortisation | 12,285 | – | – | 1 | 194 | 12,480 |
| Impairment losses recognised in respect of properties held for resale | – | – | – | 40,900 | – | 40,900 |
| Deficit arising on valuation of investment properties | – | – | – | 180 | – | 180 |
| Impairment loss recognised in respect of goodwill arising from the acquisition of an associate | – | – | – | – | 48,674 | 48,674 |

* These activities comprise mainly of investment in internet operations, investment in application software business, investment securities and note receivables.

## 6. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(continued)*

### Geographical segments

The Group's operations are mainly located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC").

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods and services:

| | Sales revenue by geographical market | | Loss from operations | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| Hong Kong | 202,555 | 246,336 | (58,649) | (109,117) |
| The PRC | 21,995 | 40,024 | (12,756) | (4,144) |
| Asia Pacific (excluding Hong Kong and the PRC) | 5,538 | 18,383 | (1,334) | (16,455) |
| Others | 10,595 | 17,733 | (100) | 153 |
| | 240,683 | 322,476 | (72,839) | (129,563) |

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

| | Carrying amount of segment assets | | Additions to property, plant and equipment | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| Hong Kong | 442,908 | 354,272 | 20,119 | 17,373 |
| The PRC | 63,533 | 77,411 | 7,251 | 3,765 |
| Asia Pacific (excluding Hong Kong and the PRC) | – | 6,370 | 321 | 454 |
| Others | – | 7,836 | 16 | 400 |
| | 506,441 | 445,889 | 27,707 | 21,992 |

## 7. OTHER OPERATING INCOME

| | 2002<br>HK$'000 | 2001<br>HK$'000 |
|---|---|---|
| Included in other operating income are: | | |
| Unrealised gain on other investments | – | 4,266 |
| Gain on disposal of investment properties | – | 975 |

## 8. OTHER OPERATING EXPENSES

| | 2002<br>HK$'000 | 2001<br>HK$'000 |
|---|---|---|
| Included in other operating expenses are: | | |
| Impairment loss recognised in respect of investment securities | (37,000) | – |
| Impairment losses recognised in respect of properties held for resale | (10,000) | (40,900) |
| Cost for closure of retail outlets | (6,184) | (8,643) |
| (Allowances for) write back of allowances for amounts due from associates – net | (1,780) | 1,483 |
| Deficit arising on valuation of investment properties | (1,680) | (180) |
| Write back provision for litigation | 4,325 | – |
| Forfeiture of deposit made on acquisition of a property | – | (4,149) |
| Loss on disposal of listed investment securities | – | (4,010) |
| Allowances for bad and doubtful debts | – | (422) |
| Loss on disposal of properties under development | – | (47) |
| Write back of allowances for loan debtors | – | 16,000 |
| Write back of allowances for guarantees given in connection with a disposed subsidiary | – | 1,776 |

## 9. LOSS FROM OPERATIONS

| | 2002<br>HK$'000 | 2001<br>HK$'000 |
|---|---|---|
| Loss from operations has been arrived at after charging: | | |
| Staff costs, including directors' emoluments (note 10(a)): | | |
| Salaries and allowances | 42,453 | 87,858 |
| Retirement benefits scheme and MPF contributions, net of forfeited contributions of HK$377,000 (2001: HK$254,000) | 1,877 | 2,522 |
| | 44,330 | 90,380 |
| Auditors' remuneration: | | |
| Current year | 868 | 1,048 |
| Underprovision in a prior year | 277 | 320 |
| | 1,145 | 1,368 |
| Depreciation and amortisation: | | |
| Assets owned by the Group | 4,691 | 12,426 |
| Assets held under finance leases | 28 | 54 |
| Loss on disposal of property, plant and equipment | 160 | 8,684 |
| Loss on disposal of properties held for resale | 114 | – |
| and after crediting: | | |
| Property rental income, net of outgoings of HK$741,000 (2001: HK$1,075,000) | 1,378 | 1,048 |

## 10. EMOLUMENTS OF THE DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

Particulars of the emoluments of the directors and the five highest paid individuals are as follows:

### (a) Directors' emoluments

| | 2002<br>HK$'000 | 2001<br>HK$'000 |
|---|---|---|
| Fees: | | |
| Executive directors | – | – |
| Independent non-executive directors | 240 | 258 |
| | 240 | 258 |
| Other emoluments: | | |
| Executive directors | | |
| Salaries and other benefits | 5,070 | 3,986 |
| Retirement benefits scheme and MPF contributions | 189 | 169 |
| Inducement to join the Group | – | 450 |
| Independent non-executive directors | – | – |
| | 5,259 | 4,605 |
| | 5,499 | 4,863 |

The emoluments of the directors are within the following bands:

| | Number of directors | |
|---|---|---|
| | 2002 | 2001 |
| Nil to HK$1,000,000 | 5 | 14 |
| HK$1,000,001 to HK$1,500,000 | 2 | 1 |
| HK$1,500,001 to HK$2,000,000 | 1 | 1 |

## 10. EMOLUMENTS OF THE DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS *(continued)*

### (b) Emoluments of the five highest paid individuals

The emoluments of the five highest paid individuals of the Group for the year included four directors (2001: three directors) of the Company, whose emoluments are included in note 10(a) above. The aggregate emoluments of the remaining individual (2001: two individuals) are as follows:

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| Salaries and other benefits | 798 | 1,510 |
| Retirement benefits scheme and MPF contributions | 23 | 79 |
| | 821 | 1,589 |

The emoluments of the above employees are within the following bands:

| | Number of employees | |
|---|---|---|
| | 2002 | 2001 |
| Nil to HK$1,000,000 | 1 | 1 |
| HK$1,000,001 to HK$1,500,000 | – | 1 |

Save as disclosed above, during the years ended 31st March, 2002 and 2001, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

In addition, during the years ended 31st March, 2002 and 2001, no directors waived any emoluments.

## 11. FINANCE COSTS

| | 2002 | 2001 |
|---|---|---|
| | HK$'000 | HK$'000 |
| Interest payable on: | | |
| Bank and other borrowings wholly repayable within five years | 2,107 | 1,320 |
| Obligations under finance leases | 15 | 26 |
| Convertible notes | – | 1,299 |
| Bank and other borrowings not wholly repayable within five years | – | 928 |
| Total borrowing costs | 2,122 | 3,573 |
| Less: Amount capitalised in respect of properties under development | – | (637) |
| | 2,122 | 2,936 |

## 12. INVESTMENT INCOME

| | 2002 | 2001 |
|---|---|---|
| | HK$'000 | HK$'000 |
| Included in investment income are: | | |
| Interest income from: | | |
| Banks | 645 | 4,197 |
| Others | 8 | 3,910 |
| Dividend income from listed investments | – | 76 |

## 13. DISCONTINUED OPERATIONS

During the year, the Company disposed of the remaining 51% equity interest in Tung Fong Hung Investment Limited ("TFHI") at a consideration of HK$45,900,000. TFHI is a former intermediate holding company of the Company's subsidiaries which are principally engaged in the business of manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs. The transaction was completed on 2nd November, 2001.

In addition, as explained in note 27 (a), the Group entered into two termination agreements with two third parties to terminate the acquisition of a subsidiary in the PRC which is principally engaged in the manufacture, process, sale and export of traditional Chinese Medicine in the PRC. As a result, the directors of the Company decided to cease the business of manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs.

## 13. DISCONTINUED OPERATIONS *(continued)*

The profit on disposal of TFHI amounted to HK$24,525,000, representing the difference between the proceeds of the sale and the carrying amount of the net assets of TFHI together with the attributable translation reserve and negative goodwill which have previously been eliminated against reserves and has not previously been charged or credited to the income statement.

The carrying amounts of the assets and liabilities and the cash effects of the disposal of TFHI are set out in note 40.

The consolidated results of TFHI and its subsidiaries for the period up to 2nd November, 2001, the date of discontinuance, which have been included in the consolidated income statement of the Group, were as follows:

| | 1.4.2001 to 2.11.2001 HK$'000 | 1.4.2000 to 31.3.2001 HK$'000 |
|---|---|---|
| Turnover | 151,055 | 300,006 |
| Loss from operations | (12,418) | (61,634) |

## 14. TAXATION

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| The income tax expense comprises: | | |
| Taxation of the Company and its subsidiaries | | |
| Hong Kong Profits Tax | – | 27 |
| Overseas taxation | 210 | – |
| | 210 | 27 |
| Deferred taxation (note 33) | (20) | 20 |
| | 190 | 47 |

## 14. TAXATION *(continued)*

No provision for Hong Kong Profits Tax has been made for the year ended 31st March, 2002 as neither the Company nor its subsidiaries had any assessable profit for the year.

Hong Kong Profits Tax for the year ended 31st March, 2001 calculated at the rate of 16% on the estimated assessable profit of that year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Details of deferred taxation are set out in note 33.

## 15. DIVIDEND

No dividend was proposed or paid by the Company during the year (2001: nil).

## 16. LOSS PER SHARE

The calculation of the loss per share for the year is based on the net loss for the year of HK$47,675,000 (2001: HK$84,147,000, as restated) and on the weighted average number of 2,197,101,754 (2001: 787,944,808, as adjusted) ordinary shares in issue adjusted for the effect of a change in accounting policy (note 3) and of the Company's Rights Issue as described in note 34(b)(iii).

The adjustment to comparative loss per share is as follows:

| | HK$ |
|---|---|
| Reconciliation of 2001 loss per share: | |
| Reported figure before adjustment | 0.05 |
| Adjustment arising from the change in accounting policy in respect of the impairment loss recognised in respect of goodwill arising from the acquisition of an associate and the Company's Rights Issue | 0.06 |
| Restated | 0.11 |

No diluted loss per share is presented for the years ended 31st March, 2002 and 2001 as the exercise and conversion of the share options and warrants would result in a decrease in the loss per share for both years.

## 17. INVESTMENT PROPERTIES

| | THE GROUP HK$'000 |
|---|---|
| VALUATION | |
| At 1st April, 2001 | 7,680 |
| Deficit arising on valuation of investment properties | (1,680) |
| At 31st March, 2002 | 6,000 |

The Group's investment properties, which are rented out or to be rented out under operating leases, are held under long-term land use rights in the PRC.

The Group's investment properties were revalued at 31st March, 2002 by RHL Appraisal Ltd., an independent firm of professional property valuer, on an open market value basis at HK$6,000,000. The deficit arising on revaluation of HK$1,680,000 was charged to the income statement.

## 18. PROPERTY, PLANT AND EQUIPMENT

| | The Group | | | | | The Company |
|---|---|---|---|---|---|---|
| | Land and buildings | Furniture, fixtures and equipment | Computer equipment | Motor vehicles | Total | Motor vehicles |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| COST | | | | | | |
| At 1st April, 2001 | 2,880 | 46,346 | 8,984 | 3,097 | 61,307 | 365 |
| Currency realignment | – | (14) | (41) | (3) | (58) | – |
| Acquisition of a subsidiary | – | – | – | 630 | 630 | – |
| Other additions | – | 27,313 | 234 | 160 | 27,707 | 69 |
| Disposal of subsidiaries | (2,880) | (69,976) | (7,756) | (2,640) | (83,252) | – |
| Other disposals | – | (2,339) | (986) | (181) | (3,506) | – |
| At 31st March, 2002 | – | 1,330 | 435 | 1,063 | 2,828 | 434 |
| DEPRECIATION AND AMORTISATION | | | | | | |
| At 1st April, 2001 | 140 | 31,331 | 4,917 | 1,355 | 37,743 | 46 |
| Currency realignment | – | (5) | (22) | (1) | (28) | – |
| Provided for the year | 95 | 2,905 | 1,305 | 414 | 4,719 | 126 |
| Disposal of subsidiaries | (235) | (31,775) | (5,316) | (1,388) | (38,714) | – |
| Eliminated on other disposals | – | (1,960) | (716) | (130) | (2,806) | – |
| At 31st March, 2002 | – | 496 | 168 | 250 | 914 | 172 |
| NET BOOK VALUES | | | | | | |
| At 31st March, 2002 | – | 834 | 267 | 813 | 1,914 | 262 |
| At 31st March, 2001 | 2,740 | 15,015 | 4,067 | 1,742 | 23,564 | 319 |

At 31st March, 2001, the Group's land and buildings were held under medium-term land use rights in the PRC.

At 31st March, 2001, the net book value of property, plant and equipment includes an amount of HK$231,000 in respect of assets held under finance leases.

## 19. INTERESTS IN SUBSIDIARIES

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| Unlisted shares, at cost | – | 45,900 |
| Amounts due from subsidiaries, less allowances | 520,304 | 345,272 |
| | 520,304 | 391,172 |

The amounts due from subsidiaries are unsecured and have no fixed terms of repayment. Out of the balance as at 31st March, 2002, an amount of HK$337,850,000 (2001: HK$99,949,000) bears interest at prevailing market rate and the remaining balance is interest-free. In the opinion of the directors, the amounts will not be repayable within twelve months from the balance sheet date and are therefore shown as non-current.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

Details of the Company's principal subsidiaries at 31st March, 2002 are set out in note 49.

## 20. INTEREST IN AN ASSOCIATE

| | THE GROUP | |
|---|---|---|
| | 2002 HK$'000 | 2001 HK$'000 |
| Share of net assets | – | – |
| Amount due from the associate, less allowances | – | 1,763 |
| | – | 1,763 |

## 20. INTEREST IN AN ASSOCIATE (continued)

Details of the Group's associate at 31st March, 2002, which is held indirectly by the Company, are as follows:

| Name of associate | Place of incorporation | Attributable equity interest % | Principal activities |
|---|---|---|---|
| Triple Chain Limited | British Virgin Islands | 50 | Investment in companies engaged in the development, marketing and distribution of application software |

## 21. INVESTMENTS IN SECURITIES

| | THE GROUP | |
|---|---|---|
| | 2002 HK$'000 | 2001 HK$'000 |
| Non-current investments: | | |
| Investment securities, at cost | | |
| Overseas unlisted shares (note below) | 95,000 | 5,967 |
| Less: Impairment losses recognised | (37,000) | (5,967) |
| | 58,000 | – |
| Current investments: | | |
| Other investments, at market value | | |
| Hong Kong listed shares | – | 13,466 |

The directors of the Company consider that the investment securities are held for long-term strategic purposes.

Note: Out of the balance of HK$95,000,000 at 31st March, 2002, an amount of HK$50,000,000 represents the Group's investment in an investee company, Hennabun Management Inc. ("HMI"). HMI acts as an investment holding company of companies engaged in the brokerage, commodity trading, margin financing, money lending, corporate finance advisory services and proprietary trading activities.

At 31st March, 2002, an impairment loss of HK$37,000,000 has been recognised in the Group's investment in HMI to restate the carrying value of the investment to its estimated recoverable amount, with reference to the price of the proposed new issue of shares in HMI subsequent to the balance sheet date.

## 22. NOTES RECEIVABLE

| | | THE GROUP | |
|---|---|---|---|
| | | 2002 | 2001 |
| | Notes | HK$'000 | HK$'000 |
| The notes receivable comprise: | | | |
| 5% convertible note receivable ("5% Note") | (a) | 2,000 | 2,000 |
| 7.5% convertible note receivable ("7.5% Note") | (b) | 53,000 | 53,000 |
| | | 55,000 | 55,000 |
| Analysed as: | | | |
| Within one year | | 55,000 | 53,000 |
| More than one year but not exceeding two years | | – | 2,000 |
| | | 55,000 | 55,000 |
| Less: Amount due within one year included in current assets | | (55,000) | (53,000) |
| Amount due after one year | | – | 2,000 |

Notes:

(a) The 5% Note was issued on 16th January, 2001 by Asia Orient Holdings Limited ("Asia Orient"), a public company listed on the Stock Exchange, and is redeemable on the second anniversary date of issue (the "5% Note Maturity Date").

The 5% Note is unsecured and bears interest at a rate of 5% per annum. Pursuant to the terms of the 5% Note, the Group has the option to convert all or part of the 5% Note into shares of Asia Orient of HK$0.005 each as follows:

(i) at an initial price of HK$0.088, subject to adjustments, at any time during the period from the date of issue up to the date before the first anniversary date of issue; and

(ii) at an initial price of HK$0.09, subject to adjustments, at any time during the period after the first anniversary date of issue up to the 5% Note Maturity Date.

During the year, the Group did not exercise any rights to convert any amount of the 5% Note into shares of Asia Orient.

## 22. NOTES RECEIVABLE *(continued)*

(b) The 7.5% Note was issued on 23rd October, 2000 by Cupac Technology Limited ("Cupac"), a former subsidiary of China United Holdings Limited ("China United"), and is redeemable on the first anniversary date of issue (the "7.5% Note Maturity Date").

The 7.5% Note bears interest at a rate of 7.5% per annum, is unsecured and guaranteed by China United. Pursuant to the terms of the 7.5% Note, the Group has the option to convert all or part of the 7.5% Note into shares of Cupac of HK$0.01 each at an initial price of HK$0.80 per share, subject to adjustments, at any time during the period from the date of issue up to the 7.5% Note Maturity Date.

Cupac is a private limited company incorporated in Bermuda. It acts as an investment holding company and holds an investment portfolio of internet-related business.

During the year, the Group did not exercise any rights to convert any amount of the 7.5% Note into shares of Cupac.

## 23. PROPERTIES HELD FOR RESALE

| | | THE GROUP | |
|---|---|---|---|
| | | 2002 | 2001 |
| | Notes | HK$'000 | HK$'000 |
| The Group's properties held for resale are held under the following lease terms: | | | |
| Medium-term land use rights in the PRC | (a) | 107,742 | 107,742 |
| Long leases in Hong Kong | (b) | – | 10,500 |
| | | 107,742 | 118,242 |
| Less: Impairment losses recognised | (c) | (77,742) | (68,642) |
| | | 30,000 | 49,600 |

Notes:

(a) As explained in the Company's circular dated 26th July, 2001, the Group entered into a loan agreement (the "Loan Agreement") with a third party (the "Lender"), pursuant to which the Lender agreed to grant a revolving loan facility to the extent of HK$30,000,000 to the Group and the Group transferred the title of the Group's properties held for resale (with a net carrying value of HK$30,000,000 at 31st March, 2002) to a nominee of the Lender as securities for the obligations of the Group under the Loan Agreement. All the proceeds received from the properties will belong to the Group. Upon repayment in full by the Group of all sum due under the Loan Agreement, the Lender shall procure the transfer of the properties back to the Group. There was no drawn down of the loan at 31st March, 2002.

## 23. PROPERTIES HELD FOR RESALE *(continued)*

(b) At 31st March, 2001, the Group's properties held for resale with an aggregate carrying value of HK$9,600,000 (after deducting impairment losses of HK$900,000) were pledged to banks to secure general banking facilities granted to the Group.

(c) At the balance sheet date, the carrying amount of the Group's properties held for resale are reduced to their net realisable values which are determined by reference to the market selling price of similar properties net of estimated cost of selling.

## 24. INVENTORIES

| | THE GROUP | |
|---|---|---|
| | 2002 | 2001 |
| | HK$'000 | HK$'000 |
| Raw materials | – | 6,086 |
| Finished goods | – | 50,998 |
| | – | 57,084 |

At 31st March, 2001, included in the inventories of the Group are raw materials and finished goods amounting to HK$4,943,000 and HK$50,352,000 which are stated at net realisable value.

## 25. TRADE AND OTHER RECEIVABLES

The Group allows an average credit period of 60 days to its trade customers.

Included in trade and other receivables of the Group are trade receivables with the following aging analysis:

| | THE GROUP | |
|---|---|---|
| | 2002 | 2001 |
| | HK$'000 | HK$'000 |
| Trade receivables: | | |
| 0–30 days | – | 12,537 |
| 31–60 days | – | 1,002 |
| 61–90 days | – | 303 |
| Over 90 days | – | 12 |
| | – | 13,854 |
| Other receivables | 5,336 | 22,151 |
| | 5,336 | 36,005 |

## 26. SHORT-TERM LOANS

| | THE GROUP | |
|---|---|---|
| | 2002 | 2001 |
| | HK$'000 | HK$'000 |
| The short-term loans, net of allowances, comprise: | | |
| Unsecured loans | 123,543 | 4,014 |
| Secured loan (note below) | 50,000 | – |
| | 173,543 | 4,014 |

The short-term loans bear interest at prevailing market rate and are due for repayment within one year.

The Group negotiates credit period to borrowers according to credit of individual borrower.

Note: The secured loan was secured by pledge of shares of property holding companies ("Property Companies") which are under the control of the borrowers. Pursuant to the agreement between the Group and the borrowers, the Group was granted a call option to require the borrowers to sell all of the shares of the Property Companies to the Group.

## 27. DEPOSITS MADE ON INVESTMENTS

| | | THE GROUP | |
|---|---|---|---|
| | | 2002 | 2001 |
| | Notes | HK$'000 | HK$'000 |
| The deposits made on investments comprise: | | | |
| Deposits made on acquisition of a subsidiary | (a) | 87,909 | 87,508 |
| Deposit made on acquisition of a note receivable | (b) | 22,750 | 22,750 |
| Deposit made on acquisition of a land use right | (c) | 23,585 | – |
| Deposit made on acquisition of an investee company | (d) | – | 50,000 |
| | | 134,244 | 160,258 |

## 27. DEPOSITS MADE ON INVESTMENTS *(continued)*

Notes:

(a) The amount represents deposits and related expenses paid for the acquisition of a subsidiary in the PRC.

In January 2001, the Group entered into two conditional agreements (the "Acquisition Agreements") with 河南省義馬市國有資產管理局 (Henan Provincial Yima Municipal State-owned Assets Administration Bureau, "Henan Yima") and 河南省義馬市狂口居委會 (Henan Provincial Yima Municipal Kuangkou Neighbourhood Committee, "Henan Yima Committee") to acquire 91.3% and 8.7% equity interest in 河南興邦藥業有限公司 (Henan Xingbang Pharmacy Limited, "Xingbang Pharmacy") from Henan Yima and Henan Yima Committee, respectively, for a total consideration of RMB146,225,000 (equivalent to HK$136,658,000).

Xingbang Pharmacy is a state-owned limited liability company registered in the PRC and principally engaged in the manufacture, process, sale and export of traditional Chinese medicine in the PRC.

In 2001, deposits amounting to RMB85,131,000 (equivalent to HK$79,561,000) and RMB8,112,000 (equivalent to HK$7,582,000) have been paid by the Group to Henan Yima and Henan Yima Committee, respectively. The remaining consideration of RMB52,982,000 (equivalent to HK$49,515,000) has been included in note 45.

As Henan Yima and Henan Yima Committee have not obtained the approval from the relevant authorities in the PRC to complete the Acquisition Agreements, two termination agreements were entered into between the Group and each of Henan Yima and Henan Yima Committee on 29th April, 2002. Pursuant to the termination agreements, the parties agreed to terminate the Acquisition Agreements and Henan Yima and Henan Yima Committee agreed to refund the deposits paid by the Group, plus accrued interest, with an aggregate amount of HK$88,802,000 to the Group.

Details of which are set out in the announcement of the Company dated 29th April, 2002.

(b) The amount outstanding at 31st March, 2002 and 2001 represents deposit paid for the acquisition of a note receivable ("4% Note") to be issued by Cupac.

Subsequent to the balance sheet date, the amount was fully refunded, together with the accrued interest, to the Group.

(c) The amount outstanding at 31st March, 2002 represents deposit paid for the acquisition of a piece of land in the PRC.

In November 2001, the Group entered into an agreement with a third party and pursuant to which the Group agreed to acquire the land for a total consideration of RMB45,009,000 (equivalent to HK$42,461,000). The land is held under a long-term land use right situated in Xian, the PRC. At 31st March, 2002, the Group paid a deposit of RMB25,000,000 (equivalent to HK$23,585,000) and the remaining consideration of RMB20,009,000 (equivalent to HK$18,876,000) has been included in note 45.

Subsequent to the balance sheet date, the acquisition agreement was terminated and the amount was refunded to the Group.

(d) The amount outstanding at 31st March, 2001 represented deposit paid for the acquisition of an investee company, HMI. The amount was reclassified as investments in securities, details of which are set out in note 21.

## 28. LOAN TO A SUBSIDIARY

The amount represented a loan granted by the Company to a former non-wholly owned subsidiary, TFHI. The amount was unsecured, bore interest at a rate of 2% above Hong Kong prime rate per annum. The amount was assigned to a third party during the year.

## 29. TRADE AND OTHER PAYABLES

Included in trade and other payables of the Group are trade payables with the following aging analysis.

| | THE GROUP | |
|---|---|---|
| | 2002 | 2001 |
| | HK$'000 | HK$'000 |
| Trade payables: | | |
| 0-30 days | – | 4,964 |
| 31-60 days | – | 6,641 |
| 61-90 days | – | 3,162 |
| Over 90 days | – | 2,270 |
| | – | 17,037 |
| Other payables | 2,242 | 26,543 |
| | 2,242 | 43,580 |

## 30. BANK AND OTHER BORROWINGS

| | THE GROUP | | THE COMPANY | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| The bank and other borrowings, which are due within one year, comprise: | | | | |
| Trust receipts and import loans | – | 10,205 | – | – |
| Short-term bank loans | – | 8,536 | – | – |
| Other loan | – | 13,000 | – | – |
| Bank overdrafts | – | 5,024 | – | 4,694 |
| | – | 36,765 | – | 4,694 |
| Analysed as: | | | | |
| Secured | – | 8,536 | – | – |
| Unsecured | – | 28,229 | – | 4,694 |
| | – | 36,765 | – | 4,694 |

## 31. OBLIGATIONS UNDER FINANCE LEASES

| | Minimum lease payments | | Present value of minimum lease payments | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| Amount payable under finance leases: | | | | |
| Within one year | – | 43 | – | 31 |
| More than one year but not exceeding two years | – | 16 | – | 10 |
| More than two years but not exceeding five years | – | 139 | – | 136 |
| | – | 198 | | |
| Less: Future finance charges | – | (21) | | |
| Present value of lease obligations | – | 177 | – | 177 |
| Less: Amount due within one year included in current liabilities | | | – | (31) |
| Amount due after one year | | | – | 146 |

It is the Group's policy to lease certain of its equipment under finance leases.

For the year ended 31st March, 2001, the average effective borrowing rate was 3.9%. Interest rates were fixed at the contract date. All leases were on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The average lease term was 3 years.

## 32. AMOUNTS DUE TO SUBSIDIARIES

The amounts due to subsidiaries of the Company were unsecured, interest-free and were fully repaid during the year.

## 33. DEFERRED TAXATION

| | THE GROUP | |
|---|---|---|
| | 2002 | 2001 |
| | HK$'000 | HK$'000 |
| At 1st April | 102 | 82 |
| Disposal of subsidiaries | (82) | – |
| (Credit) provided for the year (note 14) | (20) | 20 |
| At 31st March | – | 102 |

The deferred tax liability at 31st March, 2001 was mainly attributable to the excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements of certain subsidiaries.

At 31st March, 2002, the Group and the Company had an unrecognised deferred tax asset of HK$4,834,000 (2001: HK$27,658,000) and HK$2,708,000 (2001: HK$4,641,000), respectively, which represents the tax effect of timing differences arising as a result of tax losses available to set off against future assessable profits. These deferred tax assets have not been recognised in the financial statements as it is uncertain that the benefit will be realised in the foreseeable future.

## 34. SHARE CAPITAL

| | Number of ordinary shares | Amount HK$'000 |
|---|---|---|
| Authorised: | | |
| Balance at 1st April, 2000, ordinary shares of HK$0.10 each | 15,417,833,415 | 1,541,783 |
| Increase in February 2001 | 4,582,166,585 | 458,217 |
| Balance at 31st March, 2001 and 1st April, 2001, ordinary shares of HK$0.10 each | 20,000,000,000 | 2,000,000 |
| Capital reduction and sub-division | 180,000,000,000 | – |
| Balance at 31st March, 2002, ordinary shares of HK$0.01 each | 200,000,000,000 | 2,000,000 |
| Issued and fully paid: | | |
| Balance at 1st April, 2000, ordinary shares of HK$0.10 each | 714,838,015 | 71,483 |
| Repurchase of shares | (1,748,000) | (174) |
| Placement of shares | 142,000,000 | 14,200 |
| Exercise of share options | 10,500,000 | 1,050 |
| Balance at 31st March, 2001 and 1st April, 2001, ordinary shares of HK$0.10 each | 865,590,015 | 86,559 |
| Capital reduction | – | (77,903) |
| Placement of shares | 173,118,000 | 1,731 |
| Rights issue | 2,077,416,030 | 20,774 |
| Balance at 31st March, 2002, ordinary shares of HK$0.01 each | 3,116,124,045 | 31,161 |

## 34. SHARE CAPITAL *(continued)*

(a) During the year ended 31st March, 2001, the following changes in the share capital of the Company took place:

(i) Pursuant to an ordinary resolution at an extraordinary general meeting of the Company held on 27th February, 2001, the authorised share capital of the Company was increased from HK$1,541,783,000 to HK$2,000,000,000.

(ii) The Company repurchased 1,748,000 ordinary shares of HK$0.10 each in the share capital of the Company at an aggregate consideration of HK$539,000 through the Stock Exchange. The ordinary shares repurchased were subsequently cancelled.

(iii) Pursuant to a placing agreement entered into on 19th December, 2000, the Company issued 142,000,000 ordinary shares of HK$0.10 each at a price of HK$0.14 per share.

(iv) 10,500,000 shares options were exercised at a subscription price of HK$0.205 per share, resulting in the issue of 10,500,000 ordinary shares of HK$0.10 each in the Company.

All the ordinary shares issued during the year rank pari passu with the then existing ordinary shares of the Company in all respects.

(b) During the year ended 31st March, 2002, the following changes in the share capital of the Company took place:

(i) Pursuant to a special resolution at the extraordinary general meeting of the Company held on 27th February, 2001, the shareholders approved the following:

1. The issued share capital of the Company was reduced from an amount of HK$86,559,000 to HK$8,656,000 by canceling paid up share capital of the Company to the extent of HK$0.09 on each of the ordinary share in issue so that each issued ordinary share of HK$0.10 in the share capital of the Company was treated as one fully paid up ordinary share of HK$0.01 in the share capital of the Company (the "Capital Reduction");

2. The Company applied the credit arising from the Capital Reduction to a distributable reserve of the Company; and

3. Every ordinary share of HK$0.10 in the unissued share capital of the Company were sub-divided into ordinary shares of HK$0.01 each of the Company.

## 34. SHARE CAPITAL *(continued)*

The issued and unissued ordinary shares resulting from the above changes rank pari passu in all respects in accordance with the clauses of the Company's Articles of Association.

On 17th April, 2001, the Grand Court of the Cayman Islands confirmed the above alternation of the issued capital of the Company and the changes of the issued capital of the Company were completed and registered by the Cayman Islands' Registrar of Companies on 19th April, 2001.

(ii) Pursuant to a placing agreement entered into on 28th May, 2001, the Company issued 173,118,000 ordinary shares of HK$0.01 each at a price of HK$0.12 per share. The price of HK$0.12 per share represents a discount of approximately 20% to the closing price of the Company's shares on 28th May, 2001 as quoted on the Stock Exchange. The net proceeds of the placement of approximately HK$20,000,000 was used for additional working capital of the Company.

These new ordinary shares were issued under the general mandate granted to the directors of the Company at the extraordinary general meeting held on 27th February, 2001.

(iii) On 24th August, 2001, the shareholders of the Company approved to issue, by way of rights issue (the "Rights Issue"), of 2,077,416,030 rights shares (the "Rights Shares") to the holders of the then existing ordinary shares of HK$0.01 each in the Company at a price of HK$0.10 for one Rights Share, on the basis of two Rights Shares for every one then existing ordinary share of the Company. The net proceeds of the Rights Issue of approximately HK$201,000,000 would be used towards future investment opportunities of the Company.

These new ordinary shares issued during the year rank pari passu with the then existing ordinary shares of the Company in all respects.

## 35. SHARE OPTION SCHEME

Pursuant to the share option scheme (the "Scheme") of the Company adopted on 2nd July, 1999, the Company may grant options under the Scheme to any full time employees, including executive directors, of the Company or its subsidiaries to subscribe for shares in the Company.

A summary of the movements during the year in the share options granted under the Scheme is as follows:

| Date of grant | Exercise price per share HK$ | Outstanding at 1.4.2001 | Lapsed during the year | Outstanding at 31.3.2002 |
|---|---|---|---|---|
| 27.8.1999 | 0.205 | 15,000,000 | (15,000,000) | – |
| 8.9.1999 | 0.319 | 4,000,000 | (4,000,000) | – |
| 1.3.2000 | 0.453 | 15,200,000 | (15,200,000) | – |
| | | 34,200,000 | (34,200,000) | – |

The share options were exercisable at any time within five years since the date of acceptance of the options.

## 36. WARRANTS

On 11th October, 1999, a placing and underwriting agreement was entered into between the Company and a placing agent, pursuant to which the placing agent agreed to place 114,500,000 warrants conferring rights to subscribe an aggregate of HK$40,075,000 in cash for ordinary shares of the Company (the "Warrants") at an initial issue price of HK$0.25 each to independent investors. Each Warrant would entitle the holder to subscribe one new ordinary share in the Company at an initial subscription price of HK$0.35 per share, subject to adjustments.

Following the Share Placement of the Company in December 2000, the subscription price of the Warrants was changed from HK$0.35 per share to HK$0.34 per share, subject to adjustments, in accordance with the terms of the Warrant instrument.

No warrant holders had exercised any of their rights during the year.

The rights attached to the Warrants to subscribe for ordinary shares of the Company expired on 3rd May, 2001 and all the outstanding Warrants were lapsed accordingly. As a result, the balance of the warrant reserve has been transferred to accumulated losses.

## 37. RESERVES

| | Share premium HK$'000 | Translation reserve HK$'000 | Negative goodwill reserve (goodwill reserve) HK$'000 | Capital redemption reserve HK$'000 | Special reserve HK$'000 | Warrant reserve HK$'000 | Distributable reserve HK$'000 | Accumulated losses HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|---|
| THE GROUP | | | | | | | | | |
| At 1st April, 2000 | 82,374 | (2,181) | 2,461 | 311 | 35,131 | 26,754 | 517,288 | (340,240) | 321,898 |
| Premium arising on issue of shares | 6,783 | – | – | – | – | – | – | – | 6,783 |
| Expenses incurred in connection with the issue of shares | (520) | – | – | – | – | – | – | – | (520) |
| Shares repurchased and cancelled: | | | | | | | | | |
| Premium on shares repurchased | (365) | – | – | – | – | – | – | – | (365) |
| Transfer | (174) | – | – | 174 | – | – | – | – | – |
| Goodwill reserve realised upon the partial disposal of a subsidiary to minority shareholders | – | – | 1,770 | – | – | – | – | – | 1,770 |
| Goodwill arising on acquisition of an associate | – | – | (48,674) | – | – | – | – | – | (48,674) |
| Impairment loss recognised in respect of goodwill arising from the acquisition of an associate (note (d) below) | – | – | 48,674 | – | – | – | – | – | 48,674 |
| Exchange differences arising on translation of overseas operations | – | 1,822 | – | – | – | – | – | – | 1,822 |
| Net loss for the year, restated (see note 3) | – | – | – | – | – | – | – | (84,147) | (84,147) |
| At 31st March, 2001 and at 1st April, 2001, restated | 88,098 | (359) | 4,231 | 485 | 35,131 | 26,754 | 517,288 | (424,387) | 247,241 |
| Capital Reduction (note 34(b)(i)) | – | – | – | – | – | – | 77,903 | – | 77,903 |
| Premium arising on issue of shares | 206,010 | – | – | – | – | – | – | – | 206,010 |
| Expenses incurred in connection with the issue of shares | (6,652) | – | – | – | – | – | – | – | (6,652) |
| Transfer (note (e) below) | – | – | – | – | – | (26,754) | – | 26,754 | – |
| Exchange differences arising on translation of overseas operations | – | (226) | – | – | – | – | – | – | (226) |
| Reserves released upon disposal of discontinued operations | – | 585 | (4,231) | – | – | – | – | – | (3,646) |
| Net loss for the year | – | – | – | – | – | – | – | (47,675) | (47,675) |
| At 31st March, 2002 | 287,456 | – | – | 485 | 35,131 | – | 595,191 | (445,308) | 472,955 |
| Attributable to: | | | | | | | | | |
| – the Company and subsidiaries | 287,456 | – | – | 485 | 35,131 | – | 595,191 | (445,307) | 472,956 |
| – an associate | – | – | – | – | – | – | – | (1) | (1) |
| | 287,456 | – | – | 485 | 35,131 | – | 595,191 | (445,308) | 472,955 |

## 37. RESERVES *(continued)*

| | Share premium HK$'000 | Capital redemption reserve HK$'000 | Warrant reserve HK$'000 | Contributed surplus HK$'000 | Distributable reserve HK$'000 | Accumulated losses HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|
| THE COMPANY | | | | | | | |
| At 1st April, 2000 | 82,374 | 311 | 26,754 | 39,521 | 517,288 | (323,009) | 343,239 |
| Premium arising on issue of shares | 6,783 | – | – | – | – | – | 6,783 |
| Expenses incurred in connection with the issue of shares | (520) | – | – | – | – | – | (520) |
| Shares repurchased and cancelled: | | | | | | | |
| Premium on shares repurchased | (365) | – | – | – | – | – | (365) |
| Transfer | (174) | 174 | – | – | – | – | – |
| Net loss for the year | – | – | – | – | – | (39,177) | (39,177) |
| At 31st March, 2001 and at 1st April, 2001 | 88,098 | 485 | 26,754 | 39,521 | 517,288 | (362,186) | 309,960 |
| Capital Reduction (note 34(b)(i)) | – | – | – | – | 77,903 | – | 77,903 |
| Premium arising on issue of shares | 206,010 | – | – | – | – | – | 206,010 |
| Expenses incurred in connection with the issue of shares | (6,652) | – | – | – | – | – | (6,652) |
| Transfer (note (e) below) | – | – | (26,754) | – | – | 26,754 | - |
| Net loss for the year | – | – | – | – | – | (96,080) | (96,080) |
| At 31st March, 2002 | 287,456 | 485 | – | 39,521 | 595,191 | (431,512) | 491,141 |

Notes:

(a) The special reserve of the Group represents the difference between the aggregate amount of the share capital and share premium account of a company which was the former holding company of the Group and the nominal value of the Company's shares issued pursuant to the group reorganisation in 1992.

(b) The contributed surplus of the Company represents the difference between the nominal value of the share capital issued by the Company and the underlying net tangible asset value net of pre-acquisition dividends and realised pre-acquisition investment property revaluation reserve of subsidiaries which were acquired by the Company pursuant to the group reorganisation in 1992.

(c) The distributable reserve of the Group and the Company represents the aggregate of the credit arising from the following:

(i) the reduction of nominal value of the consolidated shares from HK$0.10 each to HK$0.002 each by canceling HK$0.098 paid up on each issued share and the cancellation of share premium account as at 31st October, 1998, after a transfer of HK$607,193,000 towards the elimination of the accumulated losses of the Company as at 31st October, 1998; and

(ii) Capital Reduction during the year as mentioned in note 34(b)(i) above.

(d) The amount represented a prior year adjustment in respect of the impairment loss recognised in respect of goodwill arising from the acquisition of an associate during the year ended 31st March, 2001.

(e) The rights attached to the Warrants of the Company to subscribe for ordinary shares of the Company expired on 3rd May, 2001 and the balance of the warrant reserve was transferred to accumulated losses accordingly.

## 38. RECONCILIATION OF LOSS BEFORE TAXATION TO NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES

| | 2002<br>HK$'000 | 2001<br>HK$'000 |
|---|---|---|
| Loss before taxation | (54,494) | (98,256) |
| Bank and other interest income | (653) | (8,107) |
| Interest expenses | 2,122 | 2,936 |
| Depreciation and amortisation | 4,719 | 12,480 |
| Net gain on disposal of subsidiaries | (24,525) | (53,573) |
| Write back of provision of litigation | (4,325) | – |
| Impairment loss recognised in respect of investment securities | 37,000 | – |
| Impairment losses recognised in respect of properties held for resale | 10,000 | 40,900 |
| Loss on assignment of loan to a subsidiary | 4,711 | – |
| Allowance for (write back of allowances for) amounts due from associates–net | 1,780 | (1,483) |
| Deficit arising on valuation of investment properties | 1,680 | 180 |
| Loss on disposal of property, plant and equipment | 160 | 8,684 |
| Write back of allowances for loan debtors | – | (16,000) |
| Gain on transfer of certain property interests to a jointly controlled entity | – | (10,696) |
| Gain on disposal of interest in a jointly controlled entity | – | (10,674) |
| Unrealised gain on other investments | – | (4,266) |
| Write back of allowances for guarantees given in connection with a disposed subsidiary | – | (1,776) |
| Gain on disposal of investment properties | – | (975) |
| Dividend income | – | (76) |
| Impairment loss recognised in respect of goodwill arising from the acquisition of an associate | – | 48,674 |
| Forfeiture of deposit made on acquisition of a property | – | 4,149 |
| Loss on disposal of investment securities | – | 4,010 |
| Share of results of a jointly controlled entity | – | 209 |
| Allowances for bad and doubtful debts | – | 422 |
| Loss on disposal of properties under development | – | 47 |
| Decrease in properties held for resale | 9,600 | – |
| Increase in inventories | (2,323) | (10,683) |
| (Increase) decrease in trade and other receivables | (27,831) | 5,788 |
| (Increase) decrease in short-term loans | (169,529) | 77,353 |
| Decrease in option right acquired for acquisition of properties under development | – | 30,000 |
| Decrease in investments in securities | 13,466 | 20,029 |
| Increase in trade and other payables | 25,052 | 3,884 |
| Net cash (outflow) inflow from operating activities | (173,390) | 43,180 |

## 39. ACQUISITION OF A SUBSIDIARY

| | 2002 | 2001 |
|---|---|---|
| | HK$'000 | HK$'000 |
| Asset acquired: | | |
| Property, plant and equipment | 630 | – |
| Satisfied by: | | |
| Cash | 630 | – |

The subsidiary acquired during the year did not have significant impact to the revenue or cash flows of the Group.

## 40. DISPOSAL OF SUBSIDIARIES

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| Net assets disposed of (net liabilities eliminated): | | |
| Property, plant and equipment | 44,538 | – |
| Inventories | 59,407 | – |
| Trade and other receivables | 43,789 | 2,075 |
| Tax recoverable | 129 | – |
| Bank balances and cash | 21,372 | 4 |
| Trade and other payables | (62,241) | – |
| Deposit received from disposal of properties held for resale | – | (58,261) |
| Bank and other borrowings | (57,315) | – |
| Deferred taxation | (82) | – |
| Obligations under finance leases | (144) | – |
| Net assets (liabilities) | 49,453 | (56,182) |
| Gain on disposal of subsidiaries | 24,525 | 56,182 |
| Minority interests | (24,432) | – |
| Negative goodwill realised on disposal | (4,231) | – |
| Translation reserve realised on disposal | 585 | – |
| | 45,900 | – |
| Satisfied by: | | |
| Cash consideration received | 45,900 | – |
| Analysis of net outflow of cash and cash equivalents in connection with the disposal of subsidiaries: | | |
| Cash consideration received | 45,900 | – |
| Bank borrowings | 15,875 | – |
| Bank balances and cash disposed of | (21,372) | (4) |
| Net inflow (outflow) of cash and cash equivalents in connection with the disposal of subsidiaries | 40,403 | (4) |

The subsidiary disposed of during the year contributed HK$151,055,000 to the Group's turnover and HK$12,418,000 to the Group's loss from operations. The business sold during the year contributed HK$6,957,000 to the Group's net operating cash flows, paid HK$522,000 in respect of the net returns on investment and servicing of finance, paid HK$36,000 in respect of taxation, utilised HK$27,570,000 for investing activities and raised HK$19,843,000 in respect of financing activities.

## 41. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

| | Share capital HK$'000 | Share premium HK$'000 | Warrant reserve HK$'000 | Convertible notes HK$'000 | Minority interests HK$'000 | Obligations under finance leases HK$'000 | Bank loans HK$'000 | Other loan HK$'000 | Amount due to a jointly controlled entity HK$'000 |
|---|---|---|---|---|---|---|---|---|---|
| At 1st April, 2000 | 71,483 | 82,374 | 26,754 | 70,000 | 487 | 114 | 8,703 | – | 37,449 |
| Issue of shares for cash on share placement and exercise of warrants and options | 15,250 | 6,783 | – | – | – | – | – | – | – |
| Expenses incurred in connection with the issue of shares | – | (520) | – | – | – | – | – | – | – |
| Shares repurchased and cancelled | (174) | (365) | – | – | – | – | – | – | – |
| Partial disposal of a subsidiary to minority shareholders | – | – | – | – | 44,050 | – | – | – | – |
| Loss attributable to the partial disposal of a subsidiary to the minority shareholders by the Group | – | – | – | – | 839 | – | – | – | – |
| Dividend paid to minority shareholders | – | – | – | – | (153) | – | – | – | – |
| Share of reserve by minority shareholders | – | – | – | – | 398 | – | – | – | – |
| Share of loss by minority shareholders | – | – | – | – | (14,156) | – | – | – | – |
| Redemption of convertible notes | – | – | – | (70,000) | – | – | – | – | – |
| Transfer to capital redemption reserve | – | (174) | – | – | – | – | – | – | – |
| Off-set bank borrowings against the proceeds from the disposal of property under development (note 43 (a)) | – | – | – | – | – | – | (31,304) | – | – |
| Inception of finance leases (note 43 (b)) | – | – | – | – | – | 221 | – | – | – |
| Borrowings raised | – | – | – | – | – | – | 22,601 | 13,000 | – |
| Repayment of borrowings | – | – | – | – | – | (158) | – | – | (37,449) |
| At 31st March, 2001 and at 1st April, 2001 | 86,559 | 88,098 | 26,754 | – | 31,465 | 177 | – | 13,000 | – |
| Capital Reduction | (77,903) | – | – | – | – | – | – | – | – |
| Issue of shares for cash on share placement and Rights Issue | 22,505 | 206,010 | – | – | – | – | – | – | – |
| Expenses incurred in connection with the issue of shares | – | (6,652) | – | – | – | – | – | – | – |
| Share of results by minority shareholders | – | – | – | – | (7,009) | – | – | – | – |
| Dividends paid to minority shareholders | – | – | – | – | (24) | – | – | – | – |
| Transfer (note 37(e)) | – | – | (26,754) | – | – | – | – | – | – |
| Disposal of subsidiaries | – | – | – | – | (24,432) | (144) | – | (41,440) | – |
| Borrowings raised | – | – | – | – | – | – | – | 28,440 | – |
| Repayment of borrowings | – | – | – | – | – | (33) | – | – | – |
| At 31st March, 2002 | 31,161 | 287,456 | – | – | – | – | – | – | – |

## 42. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| Bank balances and cash | 42,404 | 37,306 |
| Trust receipts and import loans | – | (10,205) |
| Short-term bank loans | – | (8,536) |
| Bank overdrafts | – | (5,024) |
| | 42,404 | 13,541 |

## 43. MAJOR NON-CASH TRANSACTIONS

(a) During the year ended 31st March, 2001, proceeds receivable for the disposal of property under development amounting to HK$31,304,000 were settled by transferring the bank borrowings to the purchaser.

(b) During the year ended 31st March, 2001, the Group entered into finance leases in respect of property, plant and equipment with a total capital value at the inception of the leases of HK$221,000.

## 44. OPERATING LEASE COMMITMENTS

(a) **The Group as lessee**

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| Minimum lease payments paid by the Group under operating leases in respect of premises during the year | 24,407 | 47,906 |

## 44. OPERATING LEASE COMMITMENTS *(continued)*

### (a) The Group as lessee *(continued)*

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| Within one year | 937 | 25,698 |
| In the second to fifth year inclusive | – | 12,885 |
| | 937 | 38,583 |

Operating lease payments represent rentals payable by the Group for its office properties, factory premises and retail shops. Leases are negotiated for an average term of two years and rentals are fixed for an average of two years.

### (b) The Group as lessor

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| Property rental income earned during the year | 2,119 | 2,123 |

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments.

| | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|
| Within one year | 2,980 | 1,620 |
| In the second to fifth year inclusive | 2,536 | 2,012 |
| | 5,516 | 3,632 |

The Group's properties are expected to generate rental yield of 7.1% on an ongoing basis. All of the properties held have committed tenants for an average of three years.

## 45. COMMITMENTS

| | THE GROUP | |
|---|---|---|
| | 2002 | 2001 |
| | HK$'000 | HK$'000 |
| Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment | 18,876 | 24,351 |

At 31st March, 2002, the Group had an outstanding commitment of HK$49,515,000 (2001: HK$49,515,000) in respect of the acquisition of Xingbang Pharmacy in the PRC (note 27(a)).

The Company did not have any significant commitments at the balance sheet date.

## 46. CONTINGENT LIABILITIES

| | THE COMPANY | |
|---|---|---|
| | 2002 | 2001 |
| | HK$'000 | HK$'000 |
| Guarantees given to financial institutions in respect of credit facilities extended to subsidiaries | – | 13,740 |

The Group did not have any significant contingent liabilities at the balance sheet date.

## 47. POST BALANCE SHEET EVENTS

The following significant events took place after 31st March, 2002:

(a) On 10th April, 2002, the Group entered into an agreement with a third party and pursuant to which the Group agreed to acquire the entire equity interest in a company, Up Keep Investments Limited ("Up Keep"), for a total consideration of HK$250,000.

Up Keep is a private limited company incorporated in the British Virgin Islands and acts as an investment holding company. Up Keep has a right to acquire a 66.7% equity interest in 陝西維光科技有限公司 (Shaanxi Weiguang Technology Co., Ltd. "Shaanxi Weiguang"), an equity joint venture company incorporated in the PRC, by injecting a capital fund of RMB80,000,000 into the joint venture company. The principal activity of Shaanxi Weiguang is the manufacturing of GPS–based public security systems and devices in the PRC.

## 47. POST BALANCE SHEET EVENTS *(continued)*

(b) On 13th May, 2002, the Group entered into an agreement with a third party, pursuant to which the Group agreed to purchase a property situated in Shenzhen, the PRC, for a total consideration of HK$182,868,000 from the third party.

Details of this are set out in the circular of the Company to the shareholders dated 27th May, 2002.

## 48. RELATED PARTY TRANSACTIONS

The Group had the following transactions with the related parties:

| Name of parties | Nature of transactions | Notes | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|---|---|
| Ms. Yau Shum Tek, Cindy and Mr. Wang Chun Lin | Purchase 100% issued share capital of a company | (a) | 630 | – |
| Iu, Lai & Li | Legal and professional fees paid by the Group | (b) | – | 209 |
| Vincent T.K. Cheung, Yap & Co. | Legal and professional fees paid by the Group | (c) | – | 670 |
| Fargood Limited | Real estate agency fees received by the Group | (d) | – | 293 |
| Come Fook Engineering Company | Project management work awarded by the Group | (e) | – | 400 |

In the opinion of the directors, the transactions disclosed above were entered at terms determined and agreed by the Group and the relevant party.

## 48. RELATED PARTY TRANSACTIONS (continued)

Notes:

(a) Ms. Yau Shum Tek, Cindy and Mr. Wang Chun Lin are executive directors of the Company.

(b) Mr. Tsang Link Carl, Brian, a former independent non-executive director of the Company, is a partner of Iu, Lai & Li.

(c) Mr. Lee Kee Wai, Frank, a former independent non-executive director of the Company, is a partner of Vincent T.K. Cheung, Yap & Co.

(d) Paul Y.–ITC Construction Holdings Limited ("Paul Y.–ITC") is the holding company of Fargood Limited. ITC Corporation Limited, a former substantial shareholder of the Company, is also a substantial shareholder of Paul Y.–ITC.

(e) Paul Y.–ITC is the holding company of Come Fook Engineering Company.

## 49. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 31st March, 2002 are as follows:

| Name of subsidiary | Place of incorporation or establishment/ operations | Nominal value of issued and fully paid ordinary share capital/ registered capital | Proportion of nominal value of issued/ registered capital held by the Company | | Principal activities |
|---|---|---|---|---|---|
| | | | Directly | Indirectly | |
| | | | % | % | |
| Brilliance Assets Limited | British Virgin Islands | US$1 | – | 100 | Investment holding |
| Eastern Sunny Limited | Hong Kong | HK$2 | – | 100 | Provision of management service |
| Equity Spin Investments Limited | British Virgin Islands | US$1 | 100 | – | Investment holding |
| Far Hero Limited | Hong Kong | HK$2 | – | 100 | Property investment |
| Genesis Sun Holdings Limited | Hong Kong | HK$2 | – | 100 | Investment holding |

## 49. PRINCIPAL SUBSIDIARIES *(continued)*

| Name of subsidiary | Place of incorporation or establishment/ operations | Nominal value of issued and fully paid ordinary share capital/ registered capital | Proportion of nominal value of issued/ registered capital held by the Company Directly % | Indirectly % | Principal activities |
|---|---|---|---|---|---|
| Globe Concept Holdings Ltd. | British Virgin Islands | US$1 | – | 100 | Investment holding |
| Goldall International Limited | Hong Kong | HK$100,000 | – | 100 | Provision of management service |
| Hansom Finance Limited | Hong Kong | HK$2 | – | 100 | Provision of finance |
| Longsun Ltd. | British Virgin Islands | US$1 | 100 | – | Investment holding |
| Peking Bay Assets Limited | British Virgin Islands | US$1 | – | 100 | Investment holding |
| Smart Jump Corporation | British Virgin Islands | US$1 | – | 100 | Trading and investment in securities |
| Time Achieve Profits Limited | British Virgin Islands | US$1 | – | 100 | Investment holding |
| Top Achievers Co., Ltd. | British Virgin Islands | US$1 | – | 100 | Investment holding |
| Well Faith Ltd. | British Virgin Islands | US$1 | – | 100 | Property holding |
| Win Advance Development Limited | Hong Kong | HK$2 | – | 100 | Property investment |
| 西安恒盛物業發展有限公司 | PRC | HK$25,000,000 | – | 100 | Property holding |

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

# FINANCIAL SUMMARY

| | Year ended 31st March, | | | | |
|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 (As restated, note below) | **HK$'000** |
| RESULTS | | | | | |
| Turnover | 580,792 | 612,939 | 315,421 | 322,476 | **240,683** |
| Loss before taxation | (766,203) | (273,301) | (187,701) | (98,256) | **(54,494)** |
| Taxation | (7,532) | 5,101 | (1,635) | (47) | **(190)** |
| Loss before minority interests | (773,735) | (268,200) | (189,336) | (98,303) | **(54,684)** |
| Minority interests | (803) | (599) | (148) | (14,156) | **(7,009)** |
| Net loss for the year | (772,932) | (267,601) | (189,188) | (84,147) | **(47,675)** |

| | As at 31st March, | | | | |
|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | **2002** |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 (As restated, note below) | **HK$'000** |
| ASSETS AND LIABILITIES | | | | | |
| Total assets | 1,221,109 | 795,903 | 687,848 | 445,889 | **506,441** |
| Total liabilities | (566,377) | (379,032) | (293,980) | (80,624) | **(2,325)** |
| Minority interests | (8,152) | (6,775) | (487) | (31,465) | **–** |
| Shareholders' funds | 646,580 | 410,096 | 393,381 | 333,800 | **504,116** |

Note: In accordance with Interpretation 13 "Goodwill – continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves", the Group has restated and increased its previously reported net loss for the year ended 31st March, 2001 and accumulated losses as at 31st March, 2001 by HK$48,674,000 for the impairment loss recognised in respect of goodwill arising from the acquisition of the associate during the year ended 31st March, 2001.

Particulars of the Group's properties at 31st March, 2002 are as follows:

INVESTMENT PROPERTIES

| Property | Purpose | Gross floor area | Group's interest |
|---|---|---|---|
| Commercial Podium on Ground Floor, Block Nos. 1, 2 and 3 and Block Nos. 12 and 13, Chuang's Garden, Chuang's New Town, Danshui County, Huiyang City, Guangdong Province, The People's Republic of China # | Commercial | 3,127 sq.m. | 100% |
| House No. 3 Splendor Type on Sixth Street, House No.8 Splendor Type on Fifth Street, House No. 1 Glamour Type, House No. 12 Glamour Type, House No. 13 Glamour Type, House No. 18 Glamour Type, Phase I of Elephant Hill Villa Rui Bian Village Fu Rong Town Huadu City Guangdong Province The People's Republic of China # | Residential | 886 sq.m. | 100% |

# Properties held under long-term land use rights

## PROPERTIES HELD FOR RESALE

| Property | Purpose | Gross floor area | Group's interest |
|---|---|---|---|
| Office Units 1,3,7 to 13,15 and 16 on Level 3 and Units 1 to 3,5,6,8,9 and 16 on Level 59 Shun Hing Square (also known as "King Land Building") at the junctions of Shennan Zhong Road, Jiefang Road and Baoan Road (currently known as No. 5002 Shennan Road East) Luohu District, Shenzhen, The People's Republic of China + | Commercial | 3,140 sq.m. | 100% |
| Apartment Units 1,3,9 and 11 to 13 on Level 8, Units 9, 10 and 16 on Level 9, Units 2,3,9 to 13 and 16 on Level 12 and Units 2,5,6,12 and 15 on Level 28 Shun Hing Square (also known as "King Land Building") at the junctions of Shennan Zhong Road, Jiefang Road and Baoan Road (currently known as No. 5002 Shennan Road East) Luohu District, Shenzhen, The People's Republic of China+ | Residential | 2,897 sq.m. | 100% |

\+ Properties held under medium-term land use rights

## 持作待轉售物業

| 物業 | 用途 | 樓面面積 | 本集團所佔權益 |
|---|---|---|---|
| 中華人民共和國<br>深圳羅湖區<br>深南中路<br>解放路及寶安路交界<br>（現為深南東路5002號）<br>信興廣場<br>（亦稱地王大廈）<br>寫字樓3樓1、3、7至13、15及16單元及<br>59樓1至3、5、6、8、9及16單元+ | 商用 | 3,140平方米 | 100% |
| 中華人民共和國<br>深圳羅湖區<br>深南中路<br>解放路及寶安路交界<br>（現為深南東路5002號）<br>信興廣場<br>（亦稱地王大廈）<br>商務公寓8樓1、3、9及11至13單元、<br>9樓9、10及16單元、<br>12樓2、3、9至13及16單元及<br>28樓2、5、6、12及15單元+ | 住宅 | 2,897平方米 | 100% |

\+ 此等物業按中期土地使用權持有。

本集團於二零零二年三月三十一日之物業詳情如下:

## 投資物業

| 物業 | 用途 | 樓面面積 | 本集團所佔權益 |
|---|---|---|---|
| 中華人民共和國<br>廣東省<br>惠陽市淡水鎮<br>莊士新城<br>莊士花園<br>第1、2及3座底層商舖與<br>第12及13座底層商舖# | 商用 | 3,127平方米 | 100% |
| 中華人民共和國<br>廣東省<br>花都市<br>芙容鎮<br>瑞邊村<br>萬象山莊第一期<br>1號雅緻型房屋、<br>12號雅緻型房屋、<br>13號雅緻型房屋、<br>18號雅緻型房屋、<br>第5街8號豪華型房屋<br>第6街3號豪華型房屋# | 住宅 | 886平方米 | 100% |

# 此等物業按長期土地使用權持有。

# 財務概要

| | 截至三月三十一日 | | | | |
|---|---|---|---|---|---|
| | 一九九八年<br>千港元 | 一九九九年<br>千港元 | 二零零零年<br>千港元 | 二零零一年<br>千港元<br>（重列，<br>附註見下文） | **二零零二年**<br>**千港元** |
| **業績** | | | | | |
| 營業額 | 580,792 | 612,939 | 315,421 | 322,476 | **240,683** |
| 除稅前虧損 | (766,203) | (273,301) | (187,701) | (98,256) | **(54,494)** |
| 稅項 | (7,532) | 5,101 | (1,635) | (47) | **(190)** |
| 未計少數股東權益前虧損 | (773,735) | (268,200) | (189,336) | (98,303) | **(54,684)** |
| 少數股東權益 | (803) | (599) | (148) | (14,156) | **(7,009)** |
| 年度虧損淨額 | (772,932) | (267,601) | (189,188) | (84,147) | **(47,675)** |

| | 於三月三十一日 | | | | |
|---|---|---|---|---|---|
| | 一九九八年<br>千港元 | 一九九九年<br>千港元 | 二零零零年<br>千港元 | 二零零一年<br>千港元<br>（重列，<br>附註見下文） | **二零零二年**<br>**千港元** |
| **資產及負債** | | | | | |
| 資產總額 | 1,221,109 | 795,903 | 687,848 | 445,889 | **506,441** |
| 負債總額 | (566,377) | (379,032) | (293,980) | (80,624) | **(2,325)** |
| 少數股東權益 | (8,152) | (6,775) | (487) | (31,465) | **–** |
| 股東資金 | 646,580 | 410,096 | 393,381 | 333,800 | **504,116** |

附註：根據釋義13「商譽－先前於儲備撇銷／計入儲備內之商譽／負商譽之持續規定」，本集團已就截至二零零一年三月三十一日止年度內因收購一間聯營公司所產生商譽之已確認減值，將其先前申報於截至二零零一年三月三十一日止年度之虧損淨額及於二零零一年三月三十一日之累積虧損重新列賬及增加48,674,000港元。

## 49. 主要附屬公司(續)

| 附屬公司名稱 | 註冊成立或成立/營運業務地點 | 已發行及繳足普通股本/註冊資本面值 | 本公司持有之應佔已發行/註冊資本面值比例 直接 % | 間接 % | 主要業務 |
|---|---|---|---|---|---|
| Globe Concept Holdings Ltd. | 英屬處女群島 | 1美元 | – | 100 | 投資控股 |
| 金全國際有限公司 | 香港 | 100,000港元 | – | 100 | 提供管理服務 |
| 恒盛財務有限公司 | 香港 | 2港元 | – | 100 | 提供融資 |
| Longsun Ltd. | 英屬處女群島 | 1美元 | 100 | – | 投資控股 |
| Peking Bay Assets Limited | 英屬處女群島 | 1美元 | – | 100 | 投資控股 |
| Smart Jump Corporation | 英屬處女群島 | 1美元 | – | 100 | 買賣及投資證券 |
| Time Achieve Profits Limited | 英屬處女群島 | 1美元 | – | 100 | 投資控股 |
| Top Achievers Co., Ltd. | 英屬處女群島 | 1美元 | – | 100 | 投資控股 |
| Well Faith Ltd. | 英屬處女群島 | 1美元 | – | 100 | 持有物業 |
| 榮進發展有限公司 | 香港 | 2港元 | – | 100 | 物業投資 |
| 西安恒盛物業發展有限公司 | 中國 | 25,000,000港元 | – | 100 | 持有物業 |

上表載列本集團之附屬公司,董事會認為該等附屬公司主要影響本集團之業績或資產。董事會認為,如載列其他附屬公司之詳情將令篇幅過於冗長。

## 48. 有關連人士交易(續)

附註:

(a) 邱深笛女士及王春林先生均為本公司之執行董事。

(b) 本公司前獨立非執行董事曾令嘉先生為姚黎李律師行之合伙人。

(c) 本公司前獨立非執行董事李企偉先生為張葉司徒陳律師事務所之合伙人。

(d) 保華德祥建築集團有限公司(「保華德祥」)為遠權有限公司之控股公司。本公司前主要股東德祥企業集團有限公司亦是保華德祥之主要股東。

(e) 保華德祥為滙福工程公司之控股公司。

## 49. 主要附屬公司

本公司主要附屬公司於二零零二年三月三十一日之資料如下:

| 附屬公司名稱 | 註冊成立或成立/營運業務地點 | 已發行及繳足普通股本/註冊資本面值 | 本公司持有之已發行/註冊資本面值比例 直接 % | 間接 % | 主要業務 |
|---|---|---|---|---|---|
| Brilliance Assets Limited | 英屬處女群島 | 1美元 | — | 100 | 投資控股 |
| 東旭有限公司 | 香港 | 2港元 | — | 100 | 提供管理服務 |
| Equity Spin Investments Limited | 英屬處女群島 | 1美元 | 100 | — | 投資控股 |
| 遠雄有限公司 | 香港 | 2港元 | — | 100 | 物業投資 |
| 晉亮集團有限公司 | 香港 | 2港元 | — | 100 | 投資控股 |

## 47. 結算日後事項(續)

(b) 於二零零二年五月十三日,本集團與第三方訂立一份協議,根據該協議,本集團同意收購位於中國深圳之一項物業而與第三方所訂之總代價為182,868,000港元。

其詳情載於本公司於二零零二年五月二十七日寄發於各股東之通函中。

## 48. 有關連人士交易

本集團與有關連人士進行下列交易:

| 名稱 | 交易性質 | 附註 | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|---|---|
| 邱深笛女士<br>及王春林先生 | 收購一間公司之<br>全部已發行股本 | (a) | 630 | — |
| 姚黎李律師行 | 本集團支付<br>法律及專業服務費 | (b) | — | 209 |
| 張葉司徒陳<br>律師事務所 | 本集團支付<br>法律及專業服務費 | (c) | — | 670 |
| 遠權有限公司 | 本集團收取<br>物業代理費 | (d) | — | 293 |
| 滙福工程公司 | 本集團批出<br>工程管理項目 | (e) | — | 400 |

董事認為,上文所披露之交易是根據本集團與有關訂約方所釐定及互相同意之條款訂立。

## 45. 承擔

| | 本集團 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | **千港元** | 千港元 |
| 有關收購物業、廠房及設備已訂約但未在財務報告提撥準備之資本性開支 | **18,876** | 24,351 |

於二零零二年三月三十一日,本集團就收購於中國之興邦藥業之未履行承擔為49,515,000港元(二零零一年:49,515,000港元)(附註27(a))。

於結算日,本公司並無任何重大承擔。

## 46. 或然負債

| | 本公司 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | **千港元** | 千港元 |
| 就給予附屬公司之信貸向財務機構作出之擔保: | | |
| 附屬公司 | **–** | 13,740 |

於結算日,本集團並無任何重大或然負債。

## 47. 結算日後事項

下列重大事項於二零零二年三月三十一日後發生:

(a) 於二零零二年四月十日,本集團與第三方訂立一份協議,根據該協議,本集團同意收購Up Keep Investments Limited(「Up Keep」)之全部股本權益,總代價250,000港元。

Up Keep為一間於英屬處女群島註冊成立之私人有限公司及投資控股公司。陝西維光科技有限公司(「陝西維光」)為一間於中國註冊成立之合資公司。Up Keep有權透過向陝西維光注資人民幣80,000,000元以獲取陝西維光之66.7%股權。陝西維光之主要業務為在中國製造GPS社會安全系統及設備。

## 44. 營業租約承擔(續)

### (a) 本集團作為承租人(續)

於結算日,本集團就不可撤銷營業租約所承擔之未來最低租約付款之到期情況如下:

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 一年內 | 937 | 25,698 |
| 第二年至五年內(包括首尾兩年) | – | 12,885 |
| | 937 | 38,583 |

營業租約付款指本集團就其辦公室物業、工廠物業及門市店舖所須付之租金。租期議定平均為兩年,而租金亦按兩年期平均訂定。

### (b) 本集團作為出租人

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 年內賺取之物業租金收入 | 2,119 | 2,123 |

於結算日,本集團已就以下未來最低租約付款與租客訂約。

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 一年內 | 2,980 | 1,620 |
| 第二年至五年內(包括首尾兩年) | 2,536 | 2,012 |
| | 5,516 | 3,632 |

按持續經營基準預計本集團之物業收益將為7.1%。本集團已就所持有之全部物業與租客訂下平均三年之租期。

## 42. 現金及現金等值物結餘分析

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 銀行結存及現金 | 42,404 | 37,306 |
| 信託收據及進口貸款 | – | (10,205) |
| 短期銀行貸款 | – | (8,536) |
| 銀行透支 | – | (5,024) |
| | 42,404 | 13,541 |

## 43. 主要非現金交易

(a) 於截至二零零一年三月三十一日止年度內,出售發展中物業應收之收益合共31,304,000港元,透過轉讓本集團之銀行貸款予買方以支付購買代價。

(b) 於截至二零零一年三月三十一日止年度內,本集團訂立物業、廠房及設備之財務租約於新立約時之資本總值為221,000港元。

## 44. 營業租約承擔

### (a) 本集團作為承租人

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 年內本集團就物業根據營業租約所支付之最低租約付款 | 24,407 | 47,906 |

## 41. 年內融資變動分析

| | 股本<br>千港元 | 股份溢價<br>千港元 | 認股權證儲備<br>千港元 | 可換股票據<br>千港元 | 少數股東權益<br>千港元 | 財務租約承擔<br>千港元 | 銀行貸款<br>千港元 | 其他貸款<br>千港元 | 應付共同控制機構款項<br>千港元 |
|---|---|---|---|---|---|---|---|---|---|
| 於二零零零年四月一日 | 71,483 | 82,374 | 26,754 | 70,000 | 487 | 114 | 8,703 | – | 37,449 |
| 股份配售及行使認股權證及購股權時發行股份套取現金 | 15,250 | 6,783 | – | – | – | – | – | – | – |
| 發行股份之開支 | – | (520) | – | – | – | – | – | – | – |
| 購回及註銷股份 | (174) | (365) | – | – | – | – | – | – | – |
| 向少數股東出售部份附屬公司權益 | – | – | – | – | 44,050 | – | – | – | – |
| 本集團向少數股東出售部份附屬公司權益之應佔虧損 | – | – | – | – | 839 | – | – | – | – |
| 向少數股東派息 | – | – | – | – | (153) | – | – | – | – |
| 少數股東應佔儲備 | – | – | – | – | 398 | – | – | – | – |
| 少數股東應佔虧損 | – | – | – | – | (14,156) | – | – | – | – |
| 贖回可換股票據 | – | – | – | (70,000) | – | – | – | – | – |
| 轉撥往股本贖回儲備 | – | (174) | – | – | – | – | – | – | – |
| 以出售發展中物業之收益抵銷銀行借貸(附註43(a)) | – | – | – | – | – | – | (31,304) | – | – |
| 新立財務租約(附註43(b)) | – | – | – | – | – | 221 | – | – | – |
| 新增借貸 | – | – | – | – | – | – | 22,601 | 13,000 | – |
| 償還借貸 | – | – | – | – | – | (158) | – | – | (37,449) |
| 於二零零一年三月三十一日及於二零零一年四月一日 | 86,559 | 88,098 | 26,754 | – | 31,465 | 177 | – | 13,000 | – |
| 削減股本 | (77,903) | – | – | – | – | – | – | – | – |
| 股份配售及供股時發行股份套取現金 | 22,505 | 206,010 | – | – | – | – | – | – | – |
| 發行股份之開支 | – | (6,652) | – | – | – | – | – | – | – |
| 少數股東應佔業績 | – | – | – | – | (7,009) | – | – | – | – |
| 向少數股東派息 | – | – | – | – | (24) | – | – | – | – |
| 轉撥(附註37(e)) | – | – | (26,754) | – | – | – | – | – | – |
| 出售附屬公司 | – | – | – | – | (24,432) | (144) | – | (41,440) | – |
| 新增借貸 | – | – | – | – | – | – | – | 28,440 | – |
| 償還借貸 | – | – | – | – | – | (33) | – | – | – |
| **於二零零二年三月三十一日** | 31,161 | 287,456 | – | – | – | – | – | – | – |

## 40. 出售附屬公司

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 出售資產淨值(已對銷負債淨額): | | |
| 物業、廠房及設備 | 44,538 | — |
| 存貨 | 59,407 | — |
| 貿易及其他應收款項 | 43,789 | 2,075 |
| 可收回稅項 | 129 | — |
| 銀行結存及現金 | 21,372 | 4 |
| 貿易及其他應付款項 | (62,241) | — |
| 出售持作待轉售物業所收按金 | — | (58,261) |
| 銀行及其他借款 | (57,315) | — |
| 遞延稅項 | (82) | — |
| 財務租約承擔 | (144) | — |
| 資產(負債)淨值 | 49,453 | (56,182) |
| 出售附屬公司收益 | 24,525 | 56,182 |
| 少數股東權益 | (24,432) | — |
| 出售時變現之負商譽 | (4,231) | — |
| 出售時變現之換算儲備 | 585 | — |
| | 45,900 | — |
| 支付方式: | | |
| 已收取之現金代價 | 45,900 | — |
| 出售附屬公司之現金及現金等值物流出淨額分析: | | |
| 已收取現金代價 | 45,900 | — |
| 銀行借貸 | 15,875 | — |
| 出售之銀行結存及現金 | (21,372) | (4) |
| 出售附屬公司之現金及現金等值物流入(流出)淨額 | 40,403 | (4) |

年內出售之附屬公司對本集團之營業額之貢獻為151,055,000港元，對本集團營運虧損貢獻為12,418,000港元。年內已出售之業務對本集團之營運現金流量淨額之貢獻為6,957,000港元，就投資回報淨額及融資費用支付522,000港元，支付稅項36,000港元，投資活動動用27,570,000港元，融資活動增加19,843,000港元。

## 39. 購入附屬公司

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 購入資產： | | |
| 物業、廠房及設備 | 630 | — |
| 支付方式： | | |
| 現金 | 630 | — |

年內所購入之附屬公司對本集團之收益或現金流量並無任何重大影響。

## 38. 除稅前虧損與營運業務所引致之現金(流出)流入淨額對賬表

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 除稅前虧損 | (54,494) | (98,256) |
| 銀行及其他利息收入 | (653) | (8,107) |
| 利息支出 | 2,122 | 2,936 |
| 折舊及攤銷 | 4,719 | 12,480 |
| 出售附屬公司收益淨額 | (24,525) | (53,573) |
| 撥回訴訟之準備 | (4,325) | — |
| 投資證券之已確認減值虧損 | 37,000 | — |
| 持作待轉售物業之已確認減值虧損 | 10,000 | 40,900 |
| 轉讓予一間附屬公司貸款之虧損 | 4,711 | — |
| 聯營公司欠款作出(撥回)準備-淨額 | 1,780 | (1,483) |
| 投資物業估值產生之虧損 | 1,680 | 180 |
| 出售物業、廠房及設備之虧損 | 160 | 8,684 |
| 撥回借款人債務之準備 | — | (16,000) |
| 轉撥若干物業權益予一間共同控制機構之收益 | — | (10,696) |
| 出售一間共同控制機構權益之收益 | — | (10,674) |
| 其他投資之未變現收益 | — | (4,266) |
| 撥回有關一間已出售附屬公司所授出之擔保作出之準備 | — | (1,776) |
| 出售投資物業之收益 | — | (975) |
| 股息收入 | — | (76) |
| 收購一間聯營公司所產生商譽之已確認減值虧損 | — | 48,674 |
| 於收購一項物業時被沒收之按金 | — | 4,149 |
| 出售投資證券虧損 | — | 4,010 |
| 應佔共同控制機構業績 | — | 209 |
| 呆壞賬準備 | — | 422 |
| 出售發展中物業之虧損 | — | 47 |
| 持作待轉售物業減少 | 9,600 | — |
| 存貨增加 | (2,323) | (10,683) |
| 貿易及其他應收款項(增加)減少 | (27,831) | 5,788 |
| 短期貸款(增加)減少 | (169,529) | 77,353 |
| 購入可收購發展中物業之優先權減少 | — | 30,000 |
| 證券投資減少 | 13,466 | 20,029 |
| 貿易及其他應付款項增加 | 25,052 | 3,884 |
| 營運業務所引致之現金(流出)流入淨額 | (173,390) | 43,180 |

## 37. 儲備（續）

| | 股份溢價 | 股本贖回儲備 | 認股權證儲備 | 實繳盈餘 | 可分派儲備 | 累積虧損 | 總額 |
|---|---|---|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **本公司** | | | | | | | |
| 於二零零零年四月一日 | 82,374 | 311 | 26,754 | 39,521 | 517,288 | (323,009) | 343,239 |
| 發行股份帶來之溢價 | 6,783 | – | – | – | – | – | 6,783 |
| 發行股份之開支 | (520) | – | – | – | – | – | (520) |
| 購回及註銷股份： | | | | | | | |
| 購回股份之溢價 | (365) | – | – | – | – | – | (365) |
| 轉撥 | (174) | 174 | – | – | – | – | – |
| 年度虧損淨額 | – | – | – | – | – | (39,177) | (39,177) |
| 於二零零一年三月三十一日及於二零零一年四月一日 | 88,098 | 485 | 26,754 | 39,521 | 517,288 | (362,186) | 309,960 |
| 削減股本（見附註34(b)(i)） | – | – | – | – | 77,903 | – | 77,903 |
| 發行股份帶來之溢價 | 206,010 | – | – | – | – | – | 206,010 |
| 發行股份之開支 | (6,652) | – | – | – | – | – | (6,652) |
| 轉撥（見下文附註(e)） | – | – | (26,754) | – | – | 26,754 | – |
| 年度虧損淨額 | – | – | – | – | – | (96,080) | (96,080) |
| **於二零零二年三月三十一日** | 287,456 | 485 | – | 39,521 | 595,191 | (431,512) | 491,141 |

附註：

(a) 本集團之特殊儲備乃一間公司（本集團之前控股公司）當時之股本及股份溢價總值與本集團根據一九九二年重組時發行之本公司股份面值兩者間之差額。

(b) 本公司之實繳盈餘乃本公司根據本集團於一九九二年重組時所發行之股本面值與當時本公司所收購之附屬公司之有形資產淨值，減去收購前所派股息及於收購前已變現之投資物業重估儲備兩者間之差額。

(c) 本集團及本公司之可分派儲備指產生自下列各項之進賬總額：

(i) 註銷每股面值0.10港元之已合併發行股份之實繳股本每股0.098港元至每股0.002港元而產生之進賬以及註銷於一九九八年十月三十一日之股份溢價賬，經撥入607,193,000港元以對銷本公司於一九九八年十月三十一日之累計虧損後；及

(ii) 上文附註34(b)(i)所述之削減股本。

(d) 該數額為截至二零零一年三月三十一日止年度收購一間聯營公司所產生商譽之已確認減值虧損而於去年作出之調整。

(e) 本公司認股權證所附帶可認購本公司普通股之權利於二零零一年五月三日屆滿，而認股權證儲備結餘已因而撥至累計虧損。

## 37. 儲備

| | 股份溢價 | 換算儲備 | 負商譽儲備（商譽儲備） | 股本贖回儲備 | 特殊儲備 | 認股權證儲備 | 可分派儲備 | 累積虧損 | 總額 |
|---|---|---|---|---|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **本集團** | | | | | | | | | |
| 於二零零零年四月一日 | 82,374 | (2,181) | 2,461 | 311 | 35,131 | 26,754 | 517,288 | (340,240) | 321,898 |
| 發行股份帶來之溢價 | 6,783 | – | – | – | – | – | – | – | 6,783 |
| 發行股份之開支 | (520) | – | – | – | – | – | – | – | (520) |
| 購回及註銷股份： | | | | | | | | | |
| 購回股份之溢價 | (365) | – | – | – | – | – | – | – | (365) |
| 轉撥 | (174) | – | – | 174 | – | – | – | – | – |
| 向少數股東出售一間附屬公司部份權益所變現之商譽儲備 | – | – | 1,770 | – | – | – | – | – | 1,770 |
| 收購一間聯營公司帶來之商譽 | – | – | (48,674) | – | – | – | – | – | (48,674) |
| 收購一間聯營公司產生之商譽已確認之減值虧損（見下文附註(d)） | – | – | 48,674 | – | – | – | – | – | 48,674 |
| 換算海外業務產生之滙兑差額 | – | 1,822 | – | – | – | – | – | – | 1,822 |
| 年度虧損淨額（重列，見附註3） | – | – | – | – | – | – | – | (84,147) | (84,147) |
| 於二零零一年三月三十一日及於二零零一年四月一日，重列 | 88,098 | (359) | 4,231 | 485 | 35,131 | 26,754 | 517,288 | (424,387) | 247,241 |
| 削減股本（見附註34(b)(i)） | – | – | – | – | – | – | 77,903 | – | 77,903 |
| 發行股份帶來之溢價 | 206,010 | – | – | – | – | – | – | – | 206,010 |
| 發行股份之開支 | (6,652) | – | – | – | – | – | – | – | (6,652) |
| 轉撥（見下文附註(e)） | – | – | – | – | – | (26,754) | – | 26,754 | – |
| 換算海外業務產生之滙兑差額 | – | (226) | – | – | – | – | – | – | (226) |
| 出售已終止業務而撥回之儲備 | – | 585 | (4,231) | – | – | – | – | – | (3,646) |
| 年度虧損淨額 | – | – | – | – | – | – | – | (47,675) | (47,675) |
| **於二零零二年三月三十一日** | 287,456 | – | – | 485 | 35,131 | – | 595,191 | (445,308) | 472,955 |
| 下列公司所佔儲備： | | | | | | | | | |
| －本公司及附屬公司 | 287,456 | – | – | 485 | 35,131 | – | 595,191 | (445,307) | 472,956 |
| －聯營公司 | – | – | – | – | – | – | – | (1) | (1) |
| | 287,456 | – | – | 485 | 35,131 | – | 595,191 | (445,308) | 472,955 |

## 35. 購股權計劃

根據本公司於一九九九年七月二日採納之購股權計劃(「計劃」),本公司可根據該計劃,向本公司或其附屬公司之全職僱員(包括執行董事)授出可認購本公司股份之購股權。

根據計劃授出之購股權於年內變動之概要如下:

| 授出日期 | 每股股份行使價 | 於二零零一年四月一日尚未行使之購股權 | 年內失效之購股權 | 於二零零二年三月三十一日尚未行使之購股權 |
|---|---|---|---|---|
| | 港元 | | | |
| 一九九九年八月二十七日 | 0.205 | 15,000,000 | (15,000,000) | — |
| 一九九九年九月八日 | 0.319 | 4,000,000 | (4,000,000) | — |
| 二零零零年三月一日 | 0.453 | 15,200,000 | (15,200,000) | — |
| | | 34,200,000 | (34,200,000) | — |

購股權可自接受之日起五年內任何時間行使。

## 36. 認股權證

於一九九九年十月十一日,本公司與配售代理達成配售及包銷協議,據此,配售代理同意向獨立投資者配售114,500,000份認股權證(「認股權證」),認股權證附有權利,可按每股0.25港元之初步發行價以現金認購共40,075,000港元之本公司普通股。每份認股權證之持有人均有權按每股0.35港元(可予調整)之初步認購價認購本公司新普通股一股。

隨着本公司於二零零零年十二月進行股份配售後,根據認股權證契據之條款,認股權證之認購價已由每股0.35港元更改為每股0.34港元(可予調整)。

年內並無認股權證持有人行使其任何權利。

認股權證所附可認購本公司普通股之權利已於二零零一年五月三日屆滿,所有尚未行使之認股權證因此而失效。因此,認股權證儲備之結餘已撥至累積虧損。

## 34. 股本(續)

上述變動所產生之已發行及未發行普通股,根據本公司組織章程細則之條款,在各方面享有同等權益。

於二零零一年四月十七日,開曼群島大法院確認本公司已發行股本上述之變動,而本公司已發行股本之變動已完成,並已於二零零一年四月十九日於開曼群島公司註冊處登記。

(ii) 根據二零零一年五月二十八日訂立之配售協議,本公司發行每股面值0.01港元之普通股173,118,000股,每股作價0.12港元。每股0.12港元之發行價與本公司股份於二零零一年五月二十八日在聯交所錄得之收市價比較,折讓約20%。配售所得款項淨額約20,000,000港元已用作本公司額外營運資金。

此等新普通股根據於二零零一年二月二十七日舉行之股東特別大會上授予董事之一般授權而發行。

(iii) 於二零零一年八月二十四日,本公司股東批准以供股方式(「供股」)向當時之股東發行每股面值0.01港元之本公司供股股份(「供股股份」)2,077,416,030股,每股供股股份發行價0.10港元,供股比例為當時每持有一股本公司普通股獲兩股供股股份。供股所得款項淨額約201,000,000港元將用於本公司未來之投資機會。

此等於年內已發行之普通股與本公司當時現有普通股在各方面享有同等權益。

**34. 股本** *(續)*

(a) 截至二零零一年三月三十一日止年度，本公司之股本發生之變動如下：

(i) 根據本公司於二零零一年二月二十七日舉行之股東特別大會上通過之一項普通決議案，本公司法定股本由1,541,783,000港元增至2,000,000,000港元。

(ii) 本公司透過聯交所以539,000港元之總代價購回本公司股本中每股面值0.10港元之普通股1,748,000股，購回之普通股其後已註銷。

(iii) 根據二零零零年十二月十九日訂立之配售協議，本公司發行每股面值0.10港元之普通股142,000,000股，每股作價0.14港元。

(iv) 按認購價每股0.205港元行使10,500,000份購股權，致使本公司發行每股面值0.10港元之普通股10,500,000股。

於年內已發行之所有普通股與本公司當時現有已發行普通股在各方面均享有同等權益。

(b) 截至二零零二年三月三十一日止年度，本公司之股本發生之變動如下：

(i) 根據本公司於二零零一年二月二十七日舉行之股東特別大會上通過之一項特別決議案，股東批准下列事項：

1. 透過註銷本公司繳足股本中每股已發行普通股0.09港元，將本公司之已發行股本由86,559,000港元減至8,656,000港元，使本公司股本中每股面值0.10港元之已發行普通股被視為本公司股本中每股面值0.01港元之繳足普通股一股（「削減股本」）；

2. 本公司運用削減股本產生之進賬，撥入本公司之一項可供分派儲備；及

3. 本公司未發行股本中每股面值0.10港元之普通股將拆細為本公司每股面值0.01港元之普通股。

## 34. 股本

| | 普通股數目 | 金額<br>千港元 |
|---|---|---|
| 法定: | | |
| 於二零零零年四月一日之結餘,每股面值0.10港元之普通股 | 15,417,833,415 | 1,541,783 |
| 於二零零一年二月之增加 | 4,582,166,585 | 458,217 |
| 於二零零一年三月三十一日及二零零一年四月一日之結餘,每股面值0.10港元之普通股 | 20,000,000,000 | 2,000,000 |
| 削減股本及拆細 | 180,000,000,000 | — |
| 於二零零二年三月三十一日之結餘,每股面值0.01港元之普通股 | 200,000,000,000 | 2,000,000 |
| 已發行並繳足: | | |
| 於二零零零年四月一日之結餘,每股面值0.10港元之普通股 | 714,838,015 | 71,483 |
| 購回股份 | (1,748,000) | (174) |
| 發行新股 | 142,000,000 | 14,200 |
| 行使購股權 | 10,500,000 | 1,050 |
| 於二零零一年三月三十一日及二零零一年四月一日之結餘,每股面值0.10港元之普通股 | 865,590,015 | 86,559 |
| 削減股本 | — | (77,903) |
| 發行新股 | 173,118,000 | 1,731 |
| 供股 | 2,077,416,030 | 20,774 |
| 於二零零二年三月三十一日之結餘,每股面值0.01港元之普通股 | 3,116,124,045 | 31,161 |

## 33. 遞延稅項

| | 本集團 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | **千港元** | 千港元 |
| 於四月一日 | **102** | 82 |
| 出售附屬公司 | **(82)** | — |
| 年內(回撥)撥備(附註14) | **(20)** | 20 |
| 於三月三十一日 | **—** | 102 |

於二零零一年三月三十一日之遞延稅項負債主要意指若干附屬公司就稅務提出折舊減免高於在其財務報告扣除之折舊款額。

於二零零二年三月三十一日,本集團及本公司分別有未確認遞延稅項資產分別為4,834,000港元(二零零一年:27,658,000港元)及2,708,000港元(二零零一年:4,641,000港元),此反映因可用以抵銷日後應課稅溢利之稅項虧損引起之時差對稅項之影響。因未能確定有關利益會否於可見將來變現,故此等遞延稅項資產尚未於財務報告內確認。

## 31. 財務租約承擔

| | 最低租約付款 | | 最低租約付款現值 | |
|---|---|---|---|---|
| | 二零零二年 | 二零零一年 | 二零零二年 | 二零零一年 |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 根據財務租約應付款項: | | | | |
| 不超過一年 | – | 43 | – | 31 |
| 超過一年但不超過兩年 | – | 16 | – | 10 |
| 超過兩年但不超過五年 | – | 139 | – | 136 |
| | – | 198 | | |
| 減：日後財務費用 | – | (21) | | |
| 租約承擔現值 | – | 177 | – | 177 |
| 減：於一年內到期之款項已包括在流動負債內 | | | – | (31) |
| 一年後到期之款項 | | | – | 146 |

根據財務租約租賃其設備乃本集團之政策。

截至二零零一年三月三十一日止年度，平均有效借貸利率為3.9%。利率按合約日期釐定。所有租約乃按固定期限償還，及並無就或有租金付款訂立任何安排。平均租期為三年。

## 32. 欠附屬公司款項

欠本公司附屬公司款項並無抵押，且屬免息及已悉數償還。

## 30. 銀行及其他借貸

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **二零零二年** | 二零零一年 | **二零零二年** | 二零零一年 |
| | **千港元** | 千港元 | **千港元** | 千港元 |
| 於一年內到期之銀行及其他借貸包括: | | | | |
| 信託收據及進口貸款 | – | 10,205 | – | – |
| 短期銀行貸款 | – | 8,536 | – | – |
| 其他貸款 | – | 13,000 | – | – |
| 銀行透支 | – | 5,024 | – | 4,694 |
| | – | 36,765 | – | 4,694 |
| 分析如下: | | | | |
| 有抵押 | – | 8,536 | – | – |
| 無抵押 | – | 28,229 | – | 4,694 |
| | – | 36,765 | – | 4,694 |

## 28. 借予一間附屬公司之貸款

該款項為本公司給予一間前非全資附屬公司TFHI之貸款。該筆款項為無抵押、按香港最優惠利率加2厘年息計算,該筆貸款於年內轉售予一名第三者。

## 29. 貿易及其他應付款項

本集團之貿易及其他應付款項中之貿易應付款項按賬齡分析如下:

| | 本集團 | |
|---|---|---|
| | 二零零二年 | 二零零一年 |
| | 千港元 | 千港元 |
| 貿易應付款項: | | |
| 零至30日 | — | 4,964 |
| 31至60日 | — | 6,641 |
| 61至90日 | — | 3,162 |
| 超過90日 | — | 2,270 |
| | — | 17,037 |
| 其他應付款項 | 2,242 | 26,543 |
| | 2,242 | 43,580 |

## 27. 收購投資之按金（續）

附註：

(a) 該等款項為就收購中國一間附屬公司已付之按金及有關支出。

於二零零一年一月，本集團與河南省義馬市國有資產管理局（「河南義馬」）及河南省義馬市狂口居委會（「河南義馬居委會」）訂立兩份有條件協議（「收購協議」），以向河南義馬及河南義馬居委會收購河南興邦藥業有限公司（「興邦藥業」）之91.3%及8.7%股權，總代價為人民幣146,225,000元（相等於136,658,000港元）。

興邦藥業為於中國註冊之國有有限責任公司，主要於中國從事製造、加工、銷售及出口傳統中藥。

於二零零一年，本集團已分別向河南義馬及河南義馬居委會分別支付按金人民幣85,131,000元（相等於79,561,000港元）及人民幣8,112,000元（相等於7,582,000港元）。餘下代價人民幣52,982,000元（相等於49,515,000港元）列於附註45。

由於河南義馬及河南義馬居委會尚未自中國有關機關取得批文以完成收購協議，因此，於二零零二年四月二十九日，本集團分別與河南義馬及河南義馬居委會訂立兩份終止協議。根據終止協議，各方均同意終止收購協議，且河南義馬及河南義馬居委會同意向本集團退回本集團所付按金連同應計利息，總額合共88,802,000港元。

有關詳情見本公司於二零零二年四月二十九日之公佈。

(b) 該筆於二零零二年及二零零一年三月三十一日尚未償還之款項指就收購將由Cupac發行之應收票據（「4厘票據」）已付之按金。

於結算日後，該筆款項已連同應計利息悉數償還予本集團。

(c) 於二零零二年三月三十一日尚未償還款項指就收購於中國一幅土地已付之按金。

於二零零一年十一月，本集團與第三方訂立一份協議，據此，本集團同意以總代價人民幣45,009,000元（相等於42,461,000港元）收購一幅土地。該土地乃根據一項長期土地使用權持有，位於中國西安。於二零零二年三月三十一日，本集團支付按金人民幣25,000,000元（相等於23,585,000港元），而餘下代價人民幣20,009,000元（相等於18,876,000港元）已載入附註45。

於結算日後，收購協議已終止且該筆款項已償還予本集團。

(d) 該筆於二零零一年三月三十一日尚未償還之款項指就收購被投資公司HMI已付之按金。該筆款項已重新歸類為證券投資，詳情載於附註21。

## 26. 短期貸款

| | 本集團 | |
|---|---|---|
| | 二零零二年 | 二零零一年 |
| | 千港元 | 千港元 |
| 短期貸款（扣除準備）包括： | | |
| 無抵押貸款 | 123,543 | 4,014 |
| 有抵押貸款（附註如下） | 50,000 | — |
| | 173,543 | 4,014 |

此等短期貸款按現行市場利率計算利息及須於一年內償還。

本集團按個別貸款人之信貸與貸款人磋商釐定信貸期。

附註： 有抵押貸款乃以持有物業公司（「物業公司」）（受借款人之控制）之股份抵押。根據本集團與借款人訂立之協議，本集團獲授一項認購期權，要求借款人須向本集團出售物業公司之所有股份。

## 27. 收購投資之按金

| | | 本集團 | |
|---|---|---|---|
| | | 二零零二年 | 二零零一年 |
| | 附註 | 千港元 | 千港元 |
| 投資已付之按金包括： | | | |
| 收購一間附屬公司已付之按金 | (a) | 87,909 | 87,508 |
| 收購可換股應收票據已付之按金 | (b) | 22,750 | 22,750 |
| 收購土地使用權已付之按金 | (c) | 23,585 | — |
| 收購一間被投資公司已付之按金 | (d) | — | 50,000 |
| | | 134,244 | 160,258 |

## 23. 持作待轉售物業（續）

(b) 於二零零一年三月三十一日，賬面總值9,600,000港元（經扣除減值虧損900,000港元）之本集團持作待轉售物業已抵押予銀行以作本集團所獲授一般銀行借貸之擔保。

(c) 於結算日，本集團持作待轉售物業之賬面值已減至其可變現淨值，而該可變現淨值乃經參考同類物業市場售價減估計銷售所需費用後釐訂。

## 24. 存貨

| | 本集團 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | **千港元** | 千港元 |
| 原材料 | – | 6,086 |
| 製成品 | – | 50,998 |
| | – | 57,084 |

於二零零一年三月三十一日，本集團之存貨包括4,943,000港元之原材料及50,352,000港元之製成品，乃按可變現淨值列賬。

## 25. 貿易及其他應收款項

本集團向其貿易客戶提供平均為期60日之信貸期。

本集團應收貿易及其他款項下之應收款項按以下賬齡分析如下：

| | 本集團 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | **千港元** | 千港元 |
| 應收貿易款項： | | |
| 零至30日 | – | 12,537 |
| 31至60日 | – | 1,002 |
| 61至90日 | – | 303 |
| 超過90日 | – | 12 |
| | – | 13,854 |
| 其他應收款項 | 5,336 | 22,151 |
| | 5,336 | 36,005 |

## 22. 應收票據(續)

(b) 7.5厘票據乃由Cupac Technology Limited(「Cupac」)(互聯控股有限公司(「互聯控股」)之前附屬公司)於二零零零年十月二十三日發行,並可於其發行日期起計第一週年(「7.5厘票據到期日」)贖回。

7.5厘票據按年息7.5厘計息,為無抵押,並由互聯控股擔保。根據7.5厘票據之條款,本集團有權選擇可於發行7.5厘票據之日期起計直至7.5厘票據到期日之期間,隨時按初步價格每股0.80港元(可予調整),全部或部份轉換7.5厘票據為Cupac每股面值0.01港元之股份。

Cupac是於百慕達註冊成立之私人有限公司,為一間投資控股公司並持有互聯網相關業務之投資組合。

於年內,本集團並無行使任何權利轉換7.5厘票據之任何金額為Cupac之股份。

## 23. 持作待轉售物業

| | 附註 | 本集團<br>二零零二年<br>千港元 | 本集團<br>二零零一年<br>千港元 |
|---|---|---|---|
| 本集團之持作待轉售物業以下列年期之租約持有: | | | |
| 在中國之中期土地使用權 | (a) | 107,742 | 107,742 |
| 在香港之長期租約 | (b) | – | 10,500 |
| | | 107,742 | 118,242 |
| 減:已確認減值虧損 | (c) | (77,742) | (68,642) |
| | | 30,000 | 49,600 |

附註:

(a) 如日期為二零零一年七月二十六日之本公司通函所述,本集團與第三方(「放款人」)訂立貸款協議(「貸款協議」);據此,放款人同意向本集團授予循環貸款額至30,000,000港元,而本集團則將本集團持作待轉售之物業業權(於二零零二年三月三十一日之賬面淨值為30,000,000港元)轉讓予放款人之代名人,以作保證本集團履行貸款協議下責任之抵押品。物業所收取之全部收益將歸本集團所有。於本集團全數償還貸款協議下須付之總額時,放款人須促使將物業歸還予本集團。於二零零二年三月三十一日該貸款額並未有動用。

## 22. 應收票據

| | 附註 | 本集團 二零零二年 千港元 | 二零零一年 千港元 |
|---|---|---|---|
| 應收票據包括: | | | |
| 年息5厘可換股應收票據(「5厘票據」) | (a) | 2,000 | 2,000 |
| 年息7.5厘可換股應收票據(「7.5厘票據」) | (b) | 53,000 | 53,000 |
| | | 55,000 | 55,000 |
| 分析如下: | | | |
| 於一年內到期 | | 55,000 | 53,000 |
| 超過一年但不超過兩年內到期 | | – | 2,000 |
| | | 55,000 | 55,000 |
| 減:於一年內到期之款項已包括在流動資產內 | | (55,000) | (53,000) |
| 於一年後到期之款項 | | – | 2,000 |

附註:

(a) 5厘票據乃由滙漢控股有限公司(「滙漢」)於二零零一年一月十六日發行,滙漢為一間於聯交所上市之公司,而5厘票據可於其發行日期起計第二週年(「5厘票據到期日」)贖回。

5厘票據為無抵押,並按年息5厘計息。根據5厘票據之條款,本集團有權選擇可按下列方式全部或部份轉換5厘票據為滙漢每股面值0.005港元之股份:

(i) 於發行5厘票據之日期起計直至發行5厘票據之第一週年日前之期間,隨時按初步價格0.088港元(可予調整);及

(ii) 於發行5厘票據之第一週年日起計直至5厘票據到期日之期間,隨時按初步價格0.09港元(可予調整)。

於年內,本集團並無行使任何權利,轉換5厘票據之任何金額為滙漢之股份。

## 20. 聯營公司權益 *(續)*

本公司間接持有之本集團聯營公司於二零零二年三月三十一日之詳情如下：

| 聯營公司名稱 | 註冊成立地點 | 應佔股本權益 % | 主要業務 |
|---|---|---|---|
| Triple Chain Limited | 英屬處女群島 | 50 | 投資於從事應用軟件開發、市場推廣、及分銷之公司 |

## 21. 證券投資

| | 本集團 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | **千港元** | 千港元 |
| 非流動投資： | | |
| 投資證券，按成本值 | | |
| 海外非上市股份（附註如下） | **95,000** | 5,967 |
| 減：經確認減值虧損 | **(37,000)** | (5,967) |
| | **58,000** | – |
| 流動投資： | | |
| 其他投資，按市值 | | |
| 香港上市股份 | – | 13,466 |

本公司董事認為該等投資證券為長期投資策略而持有。

附註：於二零零二年三月三十一日之結餘95,000,000港元中，50,000,000港元用作本集團投資於被投資公司Hennabun Management Inc.（「HMI」）之金額。HMI為多間公司主要從事經紀、期貨買賣、孖展借貸、借貸業務、企業融資諮詢服務及所有權交易業務之投資控股公司。

於二零零二年三月三十一日，本集團於HMI之投資已確認減值虧損37,000,000港元，此乃參照HMI於結算日後擬發行新股之價格以重列此投資之面值至其估計可回收數額。

## 19. 附屬公司權益

| | 二零零二年 千港元 | 二零零一年 千港元 |
|---|---|---|
| 非上市股份，按成本值 | – | 45,900 |
| 附屬公司欠款減準備 | 520,304 | 345,272 |
| | 520,304 | 391,172 |

附屬公司欠款均為無抵押及無固定償還年期。於二零零二年三月三十一日之結餘其中337,850,000港元（二零零一年：99,949,000港元）按市場適用利率計息，而餘額均為免息。董事認為，由於款項毋須在結算日後十二個月內償還，故列為非流動資產。

於年終或年內任何時間，附屬公司概無任何未償還之債務證券。

有關本公司主要附屬公司於二零零二年三月三十一日之詳情載於附註49。

## 20. 聯營公司權益

| | 本集團 | |
|---|---|---|
| | 二零零二年 千港元 | 二零零一年 千港元 |
| 應佔聯營公司資產淨值 | – | – |
| 聯營公司欠款減準備 | – | 1,763 |
| | – | 1,763 |

## 18. 物業、廠房及設備

| | 本集團 | | | | | 本公司 |
|---|---|---|---|---|---|---|
| | 土地及樓宇 | 傢俬、裝置及設備 | 電腦設備 | 汽車 | 總額 | 汽車 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **成本值** | | | | | | |
| 於二零零一年四月一日 | 2,880 | 46,346 | 8,984 | 3,097 | 61,307 | 365 |
| 滙兑調整 | — | (14) | (41) | (3) | (58) | — |
| 收購一間附屬公司 | — | — | — | 630 | 630 | — |
| 其它添置 | — | 27,313 | 234 | 160 | 27,707 | 69 |
| 出售附屬公司 | (2,880) | (69,976) | (7,756) | (2,640) | (83,252) | — |
| 其他出售 | — | (2,339) | (986) | (181) | (3,506) | — |
| **於二零零二年三月三十一日** | — | **1,330** | **435** | **1,063** | **2,828** | **434** |
| **折舊及攤銷** | | | | | | |
| 於二零零一年四月一日 | 140 | 31,331 | 4,917 | 1,355 | 37,743 | 46 |
| 滙兑調整 | — | (5) | (22) | (1) | (28) | — |
| 年度準備 | 95 | 2,905 | 1,305 | 414 | 4,719 | 126 |
| 出售附屬公司 | (235) | (31,775) | (5,316) | (1,388) | (38,714) | — |
| 出售時對銷 | — | (1,960) | (716) | (130) | (2,806) | — |
| **於二零零二年三月三十一日** | — | **496** | **168** | **250** | **914** | **172** |
| **賬面淨值** | | | | | | |
| **於二零零二年三月三十一日** | — | **834** | **267** | **813** | **1,914** | **262** |
| 於二零零一年三月三十一日 | 2,740 | 15,015 | 4,067 | 1,742 | 23,564 | 319 |

於二零零一年三月三十一日,本集團之土地及樓宇持有在中國之中期土地使用權。

於二零零一年三月三十一日,物業、廠房及設備之賬面淨值包括根據財務租約持有之資產231,000港元。

## 17. 投資物業

| | 本集團<br>千港元 |
|---|---|
| **估值** | |
| 於二零零一年四月一日 | 7,680 |
| 重估投資物業帶來之虧損 | (1,680) |
| 於二零零二年三月三十一日 | 6,000 |

本集團已根據營運租約出租或將予出租之投資物業持有在中國之長期土地使用權。

本集團之投資物業於二零零二年三月三十一日經由一間獨立專業物業估值師永利行評值顧問有限公司按公開市值基準估值為6,000,000港元。重估所產生之虧損1,680,000港元已於收入報表扣除。

## 14. 稅項 *(續)*

由於截至二零零二年三月三十一日止年度本公司及其附屬公司並無應課稅溢利,故於該年度並無為香港利得稅作出準備。

截至二零零一年三月三十一日止年度之香港利得稅按該年度之應課稅溢利以稅率16%計算。

海外稅項乃按有關司法權區當時稅率計算。

遞延稅項之詳情載於附註33。

## 15. 股息

年內,本公司概無擬派或派發任何股息(二零零一年:無)。

## 16. 每股虧損

年內之每股虧損乃按年度虧損淨額約47,675,000港元(二零零一年:84,147,000港元,經重列)及已發行普通股加權平均數2,197,101,754股(二零零一年:787,944,808股,經調整)計算,並已就附註3所述會計政策變動及附註34(b)(iii)所述本公司供股之影響作出調整。

就每股之比較虧損作出之調整如下:

| | 港元 |
|---|---|
| 二零零一年每股虧損對賬表: | |
| 調整前之呈報數字 | 0.05 |
| 就收購一間聯營公司所產生商譽之已確認減值虧損之會計政策變動及本公司供股所產生之調整 | 0.06 |
| 經重列 | 0.11 |

由於截至二零零二年及二零零一年三月三十一日止年度每股虧損因行使購股權及兌換認股權證有所下跌因而並無呈報上述兩個年度之每股經攤薄虧損。

## 13. 已終止業務(續)

出售TFHI之溢利為24,525,000港元，即銷售所得款項與TFHI賬面資產淨值兩者之差額連同應佔換算儲備及負商譽(因先前已於儲備中撇銷所以並未扣自或計入收入報表)。

資產及負債之賬面值及出售TFHI之現金影響載於附註40。

TFHI及其附屬公司於截至二零零一年十一月二日(即終止日期)期間之綜合業績已包括在本集團之綜合收入報表內，包括如下：

| | **二零零一年四月一日至二零零一年十一月二日** | 二零零零年四月一日至二零零一年三月三十一日 |
|---|---|---|
| | **千港元** | 千港元 |
| 營業額 | **151,055** | 300,006 |
| 營運虧損 | **(12,418)** | (61,634) |

## 14. 稅項

| | **二零零二年** | 二零零一年 |
|---|---|---|
| | **千港元** | 千港元 |
| 所得稅支出包括： | | |
| 本公司及其附屬公司之稅項 | | |
| 香港利得稅 | **–** | 27 |
| 海外稅項 | **210** | – |
| | **210** | 27 |
| 遞延稅項(附註33) | **(20)** | 20 |
| | **190** | 47 |

## 11. 財務成本

| | 二零零二年 千港元 | 二零零一年 千港元 |
|---|---|---|
| 應付利息包括： | | |
| 須於五年內全部償還之銀行及其他借貸 | 2,107 | 1,320 |
| 財務租約承擔 | 15 | 26 |
| 可換股票據 | – | 1,299 |
| 毋須於五年內全部償還之銀行及其他借貸 | – | 928 |
| 借貸成本總額 | 2,122 | 3,573 |
| 減：有關發展中物業之撥充資本金額 | – | (637) |
| | 2,122 | 2,936 |

## 12. 投資收入

| | 二零零二年 千港元 | 二零零一年 千港元 |
|---|---|---|
| 投資收入包括： | | |
| 利息收入： | | |
| 銀行存款 | 645 | 4,197 |
| 其他 | 8 | 3,910 |
| 上市投資之股息收入 | – | 76 |

## 13. 已終止業務

年內，本公司出售Tung Fong Hung Investment Limited（「TFHI」）餘下51%股本權益，代價45,900,000港元。TFHI乃本公司主要從事製造及銷售中西醫藥及保健產品及食品之各附屬公司之前中介控股公司。該交易於二零零一年十一月二日完成。

此外，於附註27(a)所述，本集團已與兩個第三方訂立兩份終止協議，以終止收購一間中國附屬公司，該公司主要在中國從事製造、加工、銷售及出口傳統中藥。因此，本公司董事決定停止製造及銷售中西醫藥及保健產品及食品之業務。

## 10. 董事及五名最高薪酬員工酬金（續）

### (b) 五名最高薪酬員工酬金

於本年度，本集團五名最高薪酬員工包括四名（二零零一年：三名）本公司董事，其酬金詳載於上文附註10(a)。其餘一名（二零零一年：兩名）最高薪酬僱員之酬金總數如下：

| | **二零零二年**<br>**千港元** | 二零零一年<br>千港元 |
|---|---|---|
| 薪金及其他福利 | 798 | 1,510 |
| 退休福利計劃及強積金計劃供款 | 23 | 79 |
| | 821 | 1,589 |

上列僱員酬金介乎於以下級別：

| | **員工人數** | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| 零至1,000,000港元 | 1 | 1 |
| 1,000,001港元至1,500,000港元 | – | 1 |

除上文所述者外，截至二零零二年三月三十一日及二零零一年三月三十一日止兩個年度，本集團並無向五名最高薪酬人士（包括董事）支付任何酬金，作為加入本集團之聘金或離職賠償。

此外，截至二零零二年三月三十一日及二零零一年三月三十一日止兩個年度，並無董事於年內放棄收取任何酬金。

## 10. 董事及五名最高薪酬員工酬金

董事及五名最高薪酬人士之酬金詳情如下：

### (a) 董事酬金

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 董事袍金： | | |
| 執行董事 | – | – |
| 獨立非執行董事 | 240 | 258 |
| | 240 | 258 |
| 其他酬金： | | |
| 執行董事 | | |
| 薪金及其他福利 | 5,070 | 3,986 |
| 退休福利計劃及強積金計劃供款 | 189 | 169 |
| 加入本集團之聘金 | – | 450 |
| 獨立非執行董事 | – | – |
| | 5,259 | 4,605 |
| | 5,499 | 4,863 |

董事酬金介乎於以下級別：

| | 董事人數<br>二零零二年 | 二零零一年 |
|---|---|---|
| 零至1,000,000港元 | 5 | 14 |
| 1,000,001港元至1,500,000港元 | 2 | 1 |
| 1,500,001港元至2,000,000港元 | 1 | 1 |

## 9. 營運虧損

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 營運虧損已扣除下列各項： | | |
| 員工成本，包括董事酬金（附註10(a)）： | | |
| 薪金及津貼 | 42,453 | 87,858 |
| 退休福利計劃及強積金計劃供款，已扣除沒收供款377,000港元（二零零一年：254,000港元） | 1,877 | 2,522 |
| | 44,330 | 90,380 |
| 核數師酬金： | | |
| 本年度 | 868 | 1,048 |
| 往年度準備不足 | 277 | 320 |
| | 1,145 | 1,368 |
| 折舊及攤銷： | | |
| 本集團自置資產 | 4,691 | 12,426 |
| 根據財務租約持有之資產 | 28 | 54 |
| 出售物業、廠房及設備虧損 | 160 | 8,684 |
| 出售持作待轉售物業虧損 | 114 | — |
| 及計入下列各項： | | |
| 物業租金收入，已扣除開支741,000港元（二零零一年：1,075,000港元） | 1,378 | 1,048 |

## 7. 其他營運收入

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 其他營運收入包括： | | |
| 其他投資之未變現收益 | – | 4,266 |
| 出售投資物業之收益 | – | 975 |

## 8. 其他營運開支

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 其他營運開支包括： | | |
| 投資證券之已確認減值虧損 | (37,000) | – |
| 持作待轉售物業之已確認減值虧損 | (10,000) | (40,900) |
| 關閉零售店費用 | (6,184) | (8,643) |
| 聯營公司欠款（作出）撥回準備－淨額 | (1,780) | 1,483 |
| 投資物業估值產生之虧損 | (1,680) | (180) |
| 撥回訴訟之準備 | 4,325 | – |
| 於收購一項物業時被沒收之按金 | – | (4,149) |
| 出售上市投資證券虧損 | – | (4,010) |
| 呆壞賬準備 | – | (422) |
| 出售發展中物業之虧損 | – | (47) |
| 撥回借款人債務之準備 | – | 16,000 |
| 撥回有關一間已出售之附屬公司所授出之擔保作出之準備 | – | 1,776 |

## 6. 按業務及地域分類資料 *(續)*

### 地區分類

本集團之業務主要位於香港及中華人民共和國(香港除外,「中國」)。

下表提供按地區市場劃分之本集團銷售分析(不論貨品及服務之來源地):

| | 按地區市場劃分之銷售收益 | | 營運虧損 | |
|---|---|---|---|---|
| | 二零零二年 | 二零零一年 | 二零零二年 | 二零零一年 |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 香港 | 202,555 | 246,336 | (58,649) | (109,117) |
| 中國 | 21,995 | 40,024 | (12,756) | (4,144) |
| 亞太地區(不包括香港及中國) | 5,538 | 18,383 | (1,334) | (16,455) |
| 其他 | 10,595 | 17,733 | (100) | 153 |
| | 240,683 | 322,476 | (72,839) | (129,563) |

以下為按所在地區劃分之分類資產賬面值及物業、廠房及設備添置分析:

| | 分類資產賬面值 | | 物業、廠房及設備添置 | |
|---|---|---|---|---|
| | 二零零二年 | 二零零一年 | 二零零二年 | 二零零一年 |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 香港 | 442,908 | 354,272 | 20,119 | 17,373 |
| 中國 | 63,533 | 77,411 | 7,251 | 3,765 |
| 亞太地區(不包括香港及中國) | – | 6,370 | 321 | 454 |
| 其他 | – | 7,836 | 16 | 400 |
| | 506,441 | 445,889 | 27,707 | 21,992 |

## 6. 按業務及地域分類資料(續)

### 業務分類(續)

| | 截至二零零一年三月三十一日止年度 | | | | | |
|---|---|---|---|---|---|---|
| | 製造及銷售中西醫藥及保健產品及食品 | 提供融資 | 買賣及投資證券 | 物業持有及投資 | 投資業務* | 綜合 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **其他資料** | | | | | | |
| 資本性增加 | 20,028 | – | – | 27 | 1,937 | 21,992 |
| 折舊及攤銷 | 12,285 | – | – | 1 | 194 | 12,480 |
| 持作待轉售物業之已確認減值虧損 | – | – | – | 40,900 | – | 40,900 |
| 投資物業估值所產生之虧損 | – | – | – | 180 | – | 180 |
| 收購一間聯營公司所產生商譽之已確認減值虧損 | – | – | – | – | 48,674 | 48,674 |

* 此等業務主要包括互聯網業務投資、應用軟件業務投資、證券投資及應收票據。

## 6. 按業務及地域分類資料（續）

### 業務分類（續）

| | 於二零零一年三月三十一日 | | | | | |
|---|---|---|---|---|---|---|
| | 製造及銷售中西醫藥及保健產品及食品 | 提供融資 | 買賣及投資證券 | 物業持有及投資 | 投資業務* | 綜合 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **資產** | | | | | | |
| 分類資產 | 220,453 | 4,415 | 24,720 | 57,829 | 127,492 | 434,909 |
| 於一間聯營公司之權益 | – | – | – | – | 1,763 | 1,763 |
| 未攤分企業資產 | | | | | | 9,217 |
| 綜合資產總額 | | | | | | 445,889 |
| **負債** | | | | | | |
| 分類負債 | (54,638) | – | (5) | (9,515) | (15) | (64,173) |
| 未攤分企業負債 | | | | | | (16,451) |
| | | | | | | (80,624) |

## 6. 按業務及地域分類資料*（續）*

### 業務分類*（續）*

| | 截至二零零一年三月三十一日止年度 | | | | | |
|---|---|---|---|---|---|---|
| | 製造及銷售中西醫藥及保健產品及食品<br>千港元 | 提供融資<br>千港元 | 買賣及投資證券<br>千港元 | 物業持有及投資<br>千港元 | 投資業務*<br>千港元 | 綜合<br>千港元 |
| **分類收益** | 300,006 | 4,830 | 12,139 | 2,123 | 3,378 | 322,476 |
| **分類業績** | (61,634) | 20,695 | (16,905) | (43,831) | (11,072) | (112,747) |
| 未攤分企業開支 | | | | | | (16,816) |
| 營運虧損 | | | | | | (129,563) |
| 財務成本 | | | | | | (2,936) |
| 投資收入 | | | | | | 8,183 |
| 出售附屬公司權益之收益淨額 | | | | | | 53,573 |
| 轉讓若干物業權益予一間共同控制機構之收益 | | | | | | 10,696 |
| 出售一間共同控制機構權益之收益 | | | | | | 10,674 |
| 收購一間聯營公司所產生商譽之已確認減值虧損 | | | | | | (48,674) |
| 應佔共同控制機構業績 | | | | | | (209) |
| 除稅前虧損 | | | | | | (98,256) |
| 稅項 | | | | | | (47) |
| 少數股東權益前虧損 | | | | | | (98,303) |
| 少數股東權益 | | | | | | (14,156) |
| 年度虧損淨額 | | | | | | (84,147) |

## 6. 按業務及地域分類資料（續）

**業務分類（續）**

| | 於二零零二年三月三十一日 | | | | | |
|---|---|---|---|---|---|---|
| | 製造及銷售中西醫藥及保健產品及食品 | 提供融資 | 買賣及投資證券 | 物業持有及投資 | 投資業務* | 綜合 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **資產** | | | | | | |
| 分類資產 | 87,909 | 212,644 | 2,125 | 64,125 | 77,624 | 444,427 |
| 投資證券 | – | – | – | – | 58,000 | 58,000 |
| 未攤分企業資產 | | | | | | 4,014 |
| 綜合資產總額 | | | | | | 506,441 |
| **負債** | | | | | | |
| 分類負債 | – | (68) | (5) | (1,623) | (22) | (1,718) |
| 未攤分企業負債 | | | | | | (607) |
| | | | | | | (2,325) |

| | 截至二零零二年三月三十一日止年度 | | | | | |
|---|---|---|---|---|---|---|
| | 製造及銷售中西醫藥及保健產品及食品 | 提供融資 | 買賣及投資證券 | 物業持有及投資 | 投資業務* | 綜合 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **其他資料** | | | | | | |
| 資本性增加 | 26,843 | – | – | 735 | 129 | 27,707 |
| 折舊及攤銷 | 3,999 | – | – | 91 | 629 | 4,719 |
| 持作待轉售物業之已確認減值虧損 | – | – | – | 10,000 | – | 10,000 |
| 投資證券之已確認減值虧損 | – | – | – | – | 37,000 | 37,000 |
| 投資物業估值所產生之虧損 | – | – | – | 1,680 | – | 1,680 |

## 6. 按業務及地域分類資料(續)

此等業務之分類資料呈列如下:

**業務分類**

| | 截至二零零二年三月三十一日止年度 | | | | | |
|---|---|---|---|---|---|---|
| | 製造及銷售中西醫藥及保健產品及食品 | 提供融資 | 買賣及投資證券 | 物業持有及投資 | 投資業務* | 綜合 |
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **分類收益** | 151,055 | 6,533 | 66,259 | 11,719 | 5,117 | 240,683 |
| **分類業績** | (12,418) | 5,869 | (9,504) | (11,105) | (34,272) | (61,430) |
| 未攤分企業開支 | | | | | | (11,409) |
| 營運虧損 | | | | | | (72,839) |
| 財務成本 | | | | | | (2,122) |
| 投資收入 | | | | | | 653 |
| 出售已終止業務之收益 | | | | | | 24,525 |
| 轉讓予一間附屬公司貸款之虧損 | | | | | | (4,711) |
| 除税前虧損 | | | | | | (54,494) |
| 税項 | | | | | | (190) |
| 少數股東權益前虧損 | | | | | | (54,684) |
| 少數股東權益 | | | | | | (7,009) |
| 年度虧損淨額 | | | | | | (47,675) |

## 4. 主要會計政策(續)

### 稅項

稅項是按本年度之業績就毋須課稅或不獲扣減項目作出調整。若干收入及支出項目在稅務與財務報告上，按不同會計期間處理，因此而引致稅務時差。時差在稅務上之影響，如屬在預見之未來會實現之負債或資產，乃按負債法於財務報告中確認為遞延稅項。

## 5. 營業額

營業額指年內之已收及應收貨品銷售、證券銷售、物業銷售之淨額、提供融資及應收票據之利息收入、物業租金及廣告收入，並分析如下：

| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|
| 持續經營 | | |
| 證券銷售 | **66,259** | 12,139 |
| 物業銷售 | **9,600** | — |
| 提供融資及應收票據之利息收入 | **11,650** | 7,498 |
| 物業租金 | **2,119** | 2,123 |
| 廣告收入 | **—** | 710 |
| | **89,628** | 22,470 |
| 已終止業務 | | |
| 中西醫藥及保健產品及食品銷售(附註13) | **151,055** | 300,006 |
| | **240,683** | 322,476 |

## 6. 按業務及地域分類資料

年內，本集團由五個主要營運部分組成：製造及銷售中西醫藥及保健產品及食品、提供融資、買賣及投資證券、物業持有及投資、及投資控股。

誠如附註13所闡釋，年內本集團終止製造及銷售中西醫藥及保健產品及食品業務。

此等部分為本集團呈報其主要分類資料之基準。

## 4. 主要會計政策 *(續)*

### 借貸成本

收購、建造或生產合資格資產(亦即必須耗用大量時間才可作其擬定用途或銷售之資產)之應佔直接借貸成本,均撥入該等資產作為部份成本。在該等資產大致上可供擬定用途或銷售時,有關借貸成本則不再撥充資產成本。在指定之借款於等候用於購置合資格資產前進行之臨時投資所得之投資收入,於撥入資產成本之借貸成本中扣除。

所有其他借貸成本均確認為其發生年度內支出。

### 減值

於各結算日,本集團會審核其資產之賬面值,以釐定是否有跡象顯示該等資產已出現減值虧損。倘經估計一項資產之可收回數額低於其賬面值,則將該資產之賬面值削減至其可收回數額。減值虧損立即確認為一項支出。

倘減值虧損隨後撥回,則該資產之賬面值會增加至其可收回數額之經修訂估計價值,惟賬面值之增幅不得超逾過往年度倘無就該資產確認任何減值虧損下所釐定之賬面值。減值虧損撥回立即確認為一項收入。

### 退休福利計劃

於收入報表中扣除之退休福利費用乃指年內應付予本集團定額供款計劃及強制性公積金計劃(「強積金計劃」)之供款。

### 外幣換算

以港元以外之貨幣進行之交易乃按交易日之滙率或合約訂明之滙率(倘適用)換算為港元。以港元以外之貨幣計值之貨幣資產及負債,按結算日之滙率換算為港元。因外幣換算而引致之盈虧,均撥入收入報表內處理。

在綜合賬目時,業務之財務報告以港元以外之貨幣結算,乃按結算日之市場滙率換算。因換算而產生之兌換差額均撥入儲備內處理。

## 4. 主要會計政策（續）

### 租賃資產

凡租約條款規定將資產擁有權之絕大部份風險及利益轉移至本集團之租約均列為財務租約。根據財務租約持有之資產按於收購日期之公平價值撥作資本；因而欠出租人之相應債項經扣除利息開支後，乃列入資產負債表作為財務租約承擔。財務費用（即租約承擔總額與所收購資產公平價值間之差額）於有關租約年期內在收入報表中扣除，藉以就承擔之餘額在每段會計期間計算出一項固定之定期收費比率。

所有其他租約均列為營業租約，租金收入及開支均按直線法於有關租約年期分別計入收入報表或自收入報表扣除。

### 收入之確認

售出貨物之收入於貨物付運及所有權移交時確認。

持作待轉售之物業，其收益會在簽訂具約束力之銷售協議時確認。

利息收入根據未償還本金按適用利率及時間比例基準計算。

根據營業租約出租之物業，租金收入（包括預先發出發票之租金）以直線法按有關租約年期確認。

出售證券投資之收益於有關之成交日期確認。

投資之股息收入在股東收取股息之權利確立時確認。

廣告收入於廣告展示之期間按比例確認。

# 財務報告附註*(續)*

截至二零零二年三月三十一日止年度

## 4. 主要會計政策*(續)*

### 物業、廠房及設備*(續)*

其他資產乃按其估計可用年期預留其殘值後，以直線法撥備折舊，以撇銷其成本，所採用之年率如下：

| | |
|---|---|
| 電腦設備 | 33 $^{1}/_{3}$% |
| 其他 | 15% |

根據財務租約持有之資產，按與本集團自置資產之相同基準，按預期使用年限計算折舊或在有關租約期間(倘為較短者)計算折舊。

資產出售或報廢所引致之損益乃按該項資產出售所得款項及賬面值之差額而釐定，並於收入報表內予以確認。

### 持作待轉售物業

持作待轉售物業乃按成本或可變現淨值兩者之較低者入賬。成本包括收購及發展物業直接應計之所有開支，另加該等物業之其他應計直接成本。

### 證券投資

證券投資乃按成交日基準入賬，初步以成本計算。

非持有至到期債券之投資列作投資證券及其他投資。

投資證券及為已確定之長遠策略而持有之證券，於其後之申報日按成本減任何非臨時性減損計算。

其他投資按公平價值計算，而未實現之溢利或虧損則計入年內之損益淨額。

### 存貨

存貨乃按成本或可變現淨值之較低者入賬。成本以加權平均法計算。

## 4. 主要會計政策(續)

### 投資物業

投資物業乃已落成物業,因其投資潛力而持有,任何租金收入均按公平原則磋商釐定。

投資物業乃按於每年結算日所進行之獨立專業估值以公開市值列賬。重估投資物業所產生之任何重估增加或減少乃計入投資物業重估儲備或自其扣除,除非此項儲備之結餘不足以彌補估值所產生之減少,而在此情況下,有關減少所超出投資物業重估儲備結餘之部份乃從收入報表扣除。倘先前因減少已從收入報表中扣除而其後產生重估增加,則此項增加乃計入收入報表內,數額以先前所扣除之減少為限。

於出售投資物業時,該項物業應佔投資物業重估儲備之任何結餘均轉撥收入報表。

無特定年期之投資物業不作折舊準備,除了當租約續期為二十年或以下者。

### 物業、廠房及設備

物業、廠房及設備乃按成本減折舊、攤銷及累積減值虧損入賬。

土地使用權之成本在使用權有效期內以直線法計算攤銷。

樓宇之成本按二十年以直線法計算攤銷。

裝置成本乃以直線法按15%之年率計算折舊,或倘為年期較短者,則於有關租約之年期內以直線法計算折舊。

## 4. 主要會計政策（續）

### 負商譽

負商譽乃指本集團於收購當日所收購附屬公司或聯營公司可識別資產及負債公平價值之權益超逾收購成本之差額。

於二零零一年四月一日前因收購而產生之負商譽繼續持作儲備，且將於出售有關附屬公司或聯營公司時計入收入報表。

於二零零一年四月一日後因收購而產生之負商譽已呈列為資產之一個扣減項目，並會在分析產生是項結餘之狀況後撥入收入報表內。因收購附屬公司而產生之負商譽則於資產負債表中以資產扣減單獨呈列。

因收購聯營公司而產生之負商譽自該聯營公司賬面值中扣除。

倘負商譽屬於收購當日預期之虧損及開支，其將於該等虧損或開支產生期間撥入收入報表中。剩餘負商譽按直線法按於可識別所收購之折舊性資產之剩餘平均可使用年期確認為收入。倘負商譽超逾所收購可識別非貨幣資產之公平價值總額，其差額會立即確認為收入。

### 在附屬公司之投資

在附屬公司之投資乃按成本減任何可識別減值虧損列入本公司之資產負債表內。

### 在聯營公司之權益

綜合收入報表包括本集團所佔其聯營公司於年內之收購後業績；而於綜合資產負債表，在聯營公司之權益則按本集團所佔有關聯營公司之資產淨值減任何可識別減值虧損入賬。

## 4. 主要會計政策

財務報告乃根據歷史成本法，就投資物業及若干證券投資之重估作修訂而編製。

財務報告乃根據香港普遍採納之會計準則編製，所採納之主要會計政策如下：

**綜合基本準則**

綜合財務報告包括本公司及其附屬公司每年截至三月三十一日止之財務報告。

年內所收購或出售之附屬公司及聯營公司，分別按其收購生效日或截至出售生效日止（視情況而定）之業績列入綜合收入報表。

所有集團公司間之重大交易及結餘數目已於綜合賬目時撇除。

**商譽**

於綜合時產生之商譽乃指收購成本超逾本集團於收購當日所收購附屬公司或聯營公司可識別資產及負債公平價值之權益之差額。

於二零零一年四月一日前因收購而產生之商譽繼續持作儲備，且將於出售有關附屬公司或聯營公司時或商譽被釐定為將予減值時自收入報表中扣除。

於二零零一年四月一日後因收購而產生之商譽以直線法按其可使用經濟年期撥充資本及攤銷。因收購聯營公司而產生之商譽包含於聯營公司賬面值中。因收購附屬公司而產生之商譽則於資產負債表中單獨呈列。

出售附屬公司或聯營公司時，尚未攤銷商譽或先前已抵銷商譽之應佔數額包含於出售所產生損益之計算中。

## 2. 採納標準會計實務準則 *(續)*

**商譽**

於本年度，本集團採納會計實務準則第30號「業務合併」，並選擇不重列之前於儲備撇銷或計入儲備內之商譽或負商譽。故此，於二零零一年四月一日前因收購所產生之商譽保留於儲備內，並將於出售有關附屬公司或聯營公司時，或決定將商譽減值時於收入報表內扣除。於二零零一年四月一日前因收購所產生之負商譽將於出售有關附屬公司或聯營公司時計入收入報表內。

於二零零一年四月一日後因收購所產生之商譽已資本化，並已按其估計使用年期以直線法予以攤銷。於二零零一年四月一日後因收購所產生之負商譽已呈列為資產之一個扣減項目，並會在分析產生是項結餘之狀況後撥入收入報表內。

## 3. 上年度調整

年內，本公司董事已審閱及核實各附屬公司及一間聯營公司之業務及其盈利潛力，並認為於截至二零零一年三月三十一日止年度內因收購一間聯營公司所產生並已於儲備撇銷之商譽之面值乃屬不可收回。根據釋義13「商譽－ 先前於儲備撇銷/計入儲備內之商譽／負商譽之持續規定」，本集團已就截至二零零一年三月三十一日止年度內因收購一間聯營公司所產生商譽之已確認減值，將其先前申報於截至二零零一年三月三十一日止年度之虧損淨額及於二零零一年三月三十一日之累積虧損重新列賬及增加48,674,000港元。

## 1. 概述

本公司為一間於開曼群島註冊成立之受豁免有限公司。本公司之股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司是一間投資控股公司及從事提供企業管理服務。

本公司於二零零二年三月三十一日主要附屬公司之業務載於附註49。

## 2. 採納標準會計實務準則

於本年度,本集團首次採納若干項由香港會計師公會頒佈之全新及經修訂標準會計實務準則(「會計實務準則」)。採納此等會計實務準則引致本集團會計政策之若干變動。此等經修訂及全新會計政策載於附註4。此外,此等全新及經修訂會計實務準則已補充及修訂有關披露規定,此等規定已於財務報表中予以採納。為使呈報貫徹一致,已重列上年度之比較數額及披露資料。

採納此等全新及經修訂會計實務準則引致本集團會計政策發生以下變動,從而對本期或前期所呈報之數額及披露資料構成影響。

### 分類呈報

於本年度,本集團為符合會計實務準則第26號「分類呈報」規定而對需予呈報分類之識別基準作出改動。截至二零零一年三月三十一日止年度之分類披露資料經已作出修訂,以按貫徹一致之基準予以呈報。

### 租賃

會計實務準則第14號(經修訂)「租賃」對財務及經營租約之會計處理基準作出若干項修訂,及若干對本集團之租賃安排作出補充及經修訂之披露規定。此等變動對本期間或過往會計期間本集團之業績並無構成重大影響,故此,毋須作出上年度調整。本集團所有租賃安排之披露已作修訂,以符合經修訂準則之規定。為使呈報貫徹一致,已重列比較數額及披露資料。

# 綜合現金流動表（續）

截至二零零二年三月三十一日止年度

| | 附註 | 二零零二年 千港元 | 二零零一年 千港元 |
|---|---|---|---|
| **融資** | 41 | | |
| 發行股份（已扣除開支） | | 221,863 | 21,513 |
| 新增借貸 | | 28,440 | 35,601 |
| 償還貸款 | | (33) | (37,607) |
| 向少數股東出售一間附屬公司部份權益之收入 | | – | 44,050 |
| 贖回可換股票據 | | – | (70,000) |
| 購回股份 | | – | (539) |
| **融資現金流入（流出）淨額** | | 250,270 | (6,982) |
| **現金及現金等值物增加（減少）** | | 28,883 | (113,600) |
| **現金及現金等值物承前** | | 13,541 | 127,567 |
| **滙率變動之影響** | | (20) | (426) |
| **現金及現金等值物結轉** | 42 | 42,404 | 13,541 |

# 綜合現金流動表

截至二零零二年三月三十一日止年度

| | 附註 | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|---|
| **營運業務所引致之現金（流出）流入淨額** | 38 | (173,390) | 43,180 |
| **投資回報及融資費用** | | | |
| 銀行及其他貸款之利息支出 | | (2,107) | (3,547) |
| 財務組約承擔之利息支出 | | (15) | (26) |
| 向少數股東派息 | | (24) | (153) |
| 實收銀行及其他利息 | | 653 | 8,107 |
| 實收股息 | | – | 76 |
| **投資回報及融資費用之現金（流出）流入淨額** | | (1,493) | 4,457 |
| **稅項** | | | |
| （已繳）退回海外稅項 | | (107) | 12 |
| 退回香港利得稅 | | – | 1,518 |
| **稅項之現金（流出）流入淨額** | | (107) | 1,530 |
| **投資業務** | | | |
| 收購投資證券 | | (45,000) | – |
| 購置物業、廠房及設備 | | (27,707) | (21,771) |
| 收購投資之按金 | | (23,986) | (160,258) |
| 收購一間附屬公司 | 39 | (630) | – |
| 借予一間聯營公司之款項 | | (17) | (2,326) |
| 出售附屬公司收入（已扣除出售之現金及現金等值物） | 40 | 40,403 | (4) |
| 轉讓予一間附屬公司貸款所得之收入 | | 10,000 | – |
| 出售物業、廠房及設備收入 | | 540 | 2,773 |
| 購入應收票據 | | – | (55,000) |
| 收購聯營公司之權益 | | – | (48,674) |
| 為解決一宗地產項目糾紛支付予第三方之款項－淨額 | | – | (5,000) |
| 出售投資物業及發展中物業收入 | | – | 47,565 |
| 出售一間共同控制機構收入 | | – | 37,218 |
| 聯營公司還款 | | – | 34,046 |
| 應收票據之還款 | | – | 7,951 |
| 出售投資證券及會籍債券收入 | | – | 7,695 |
| **投資業務所引致之現金流出淨額** | | (46,397) | (155,785) |
| **融資前現金流出淨額** | | (221,387) | (106,618) |

# 經確認損益綜合報表

截至二零零二年三月三十一日止年度

| | 二零零二年<br>千港元 | 二零零一年<br>千港元<br>(重列) |
|---|---|---|
| 海外業務換算帶來之滙兑差價<br>而並無於綜合收入報表確認 | (226) | 1,822 |
| 年度虧損淨額 | (47,675) | (84,147) |
| 經確認虧損總額 | (47,901) | (82,325) |

# 資產負債表

於二零零二年三月三十一日

| | 附註 | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|---|
| **非流動資產** | | | |
| 物業、廠房及設備 | 18 | 262 | 319 |
| 附屬公司權益 | 19 | 520,304 | 391,172 |
| | | 520,566 | 391,491 |
| **流動資產** | | | |
| 貿易及其他應收款項 | | 148 | 291 |
| 借予一間附屬公司之貸款 | 28 | – | 14,339 |
| 銀行結餘及現金 | | 2,060 | 4,644 |
| | | 2,208 | 19,274 |
| **流動負債** | | | |
| 貿易及其他應付款項 | | 472 | 9,445 |
| 銀行及其他借貸 | 30 | – | 4,694 |
| | | 472 | 14,139 |
| 流動資產淨值 | | 1,736 | 5,135 |
| 總資產減流動負債 | | 522,302 | 396,626 |
| **非流動負債** | | | |
| 欠附屬公司款項 | 32 | – | 107 |
| | | 522,302 | 396,519 |
| **資本及儲備** | | | |
| 股本 | 34 | 31,161 | 86,559 |
| 儲備 | 37 | 491,141 | 309,960 |
| | | 522,302 | 396,519 |

董事
**鄺維添**

董事
**邱深笛**

# 綜合資產負債表

於二零零二年三月三十一日

| | 附註 | 二零零二年<br>千港元 | 二零零一年<br>千港元<br>(重列) |
|---|---|---|---|
| **非流動資產** | | | |
| 投資物業 | 17 | 6,000 | 7,680 |
| 物業、廠房及設備 | 18 | 1,914 | 23,564 |
| 聯營公司權益 | 20 | — | 1,763 |
| 證券投資 | 21 | 58,000 | — |
| 應收票據 | 22 | — | 2,000 |
| | | 65,914 | 35,007 |
| **流動資產** | | | |
| 持作待轉售物業 | 23 | 30,000 | 49,600 |
| 存貨 | 24 | — | 57,084 |
| 貿易及其他應收款項 | 25 | 5,336 | 36,005 |
| 短期貸款 | 26 | 173,543 | 4,014 |
| 收購投資之按金 | 27 | 134,244 | 160,258 |
| 證券投資 | 21 | — | 13,466 |
| 應收票據 | 22 | 55,000 | 53,000 |
| 可收回税項 | | — | 149 |
| 銀行結餘及現金 | | 42,404 | 37,306 |
| | | 440,527 | 410,882 |
| **流動負債** | | | |
| 貿易及其他應付款項 | 29 | 2,242 | 43,580 |
| 税項 | | 83 | — |
| 銀行及其他借貸 | 30 | — | 36,765 |
| 財務租約承擔——一年內到期 | 31 | — | 31 |
| | | 2,325 | 80,376 |
| 流動資產淨值 | | 438,202 | 330,506 |
| 總資產減流動負債 | | 504,116 | 365,513 |
| **非流動負債** | | | |
| 遞延税項 | 33 | — | 102 |
| 財務租約承擔——一年後到期 | 31 | — | 146 |
| | | — | 248 |
| **少數股東權益** | | — | 31,465 |
| | | 504,116 | 333,800 |
| **資本及儲備** | | | |
| 股本 | 34 | 31,161 | 86,559 |
| 儲備 | 37 | 472,955 | 247,241 |
| | | 504,116 | 333,800 |

第19至75頁所載之財務報告已在二零零二年七月十八日獲董事會批准，並由下列董事代表董事會簽署：

董事<br>**鄺維添**　　　　董事<br>**邱深笛**

# 綜合收入報表

截至二零零二年三月三十一日止年度

| | 附註 | 二零零二年<br>千港元 | 二零零一年<br>千港元<br>（重列） |
|---|---|---|---|
| 營業額 | 5及6 | 240,683 | 322,476 |
| 銷售成本 | | (167,840) | (222,849) |
| 毛利 | | 72,843 | 99,627 |
| 其他營運收入 | 7 | 592 | 7,505 |
| 分銷成本 | | (60,325) | (133,349) |
| 行政開支 | | (33,255) | (63,742) |
| 其他營運開支 | 8 | (52,694) | (39,604) |
| 營運虧損 | 9 | (72,839) | (129,563) |
| 財務成本 | 11 | (2,122) | (2,936) |
| 投資收入 | 12 | 653 | 8,183 |
| 出售已終止業務之收益 | 13 | 24,525 | – |
| 轉讓予一間附屬公司貸款之虧損 | | (4,711) | – |
| 出售附屬公司權益之收益淨額 | | – | 53,573 |
| 轉讓若干物業權益予一間共同控制機構之收益 | | – | 10,696 |
| 出售一間共同控制機構權益之收益 | | – | 10,674 |
| 收購一間聯營公司所產生商譽之已確認減值虧損 | 3 | – | (48,674) |
| 應佔共同控制機構業績 | | – | (209) |
| 除税前虧損 | | (54,494) | (98,256) |
| 税項 | 14 | (190) | (47) |
| 少數股東權益前虧損 | | (54,684) | (98,303) |
| 少數股東權益 | | (7,009) | (14,156) |
| 年度虧損淨額 | | (47,675) | (84,147) |
| 股息 | 15 | – | – |
| 每股虧損 | 16 | (0.02)港元 | (0.11)港元 |

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

**致恒盛東方控股有限公司全體股東**
（於開曼群島註冊成立之有限公司）

本核數師已完成審核載於第19頁至第75頁內按照香港普遍採納之會計原則而編製之財務報告。

## 董事及核數師之責任

貴公司之董事須負責編製真實與公平的財務報告。在編製該等財務報告時，董事必須貫徹地採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立之意見，並向股東作出報告。

## 意見之基礎

本行是按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，並包括評估董事於編製該等財務報告時所作出之重大估計和判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份憑證，就該等財務報告是否存有重要的錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

## 意見

本行認為上述之財務報告均真實與公平地反映　貴公司及　貴集團於二零零二年三月三十一日之財務狀況及　貴集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露規定而妥善編製。

**德勤•關黃陳方會計師行**
執業會計師

香港，二零零二年七月十八日

## 核數師

本公司將於應屆股東週年大會上提呈決議案，續聘德勤•關黃陳方會計師行為本公司之核數師。

代表董事會

董事總經理
**鄺維添**

香港，二零零二年七月十八日

## 主要客戶及供應商

於本年度內，本集團五大客戶及供應商之銷售及採購總額佔本集團之營業及採購總額分別少於30%。

## 退休金計劃

於二零零二年三月三十一日，本集團根據強制性公積金計劃條例，為所有合資格參與界定供款強制性公積金退休福利計劃（「強積金計劃」）之僱員提供一項強積金計劃。供款乃根據強積金計劃規則按僱員基本薪金百分比計算，並於供款應付時計入收入報表。強積金計劃資產獨立於本集團資產並由一獨立管理之基金持有。本集團之僱主供款乃根據強積金計劃規則撥入強積金計劃。

本年度計入收入報表之僱員退休金成本載於財務報告附註9。

## 購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於本年度內並無購買、出售或贖回本公司之任何上市證券。

## 股本優先購買權

本公司之組織章程細則或開曼群島法例中，並無有關股本優先購買權之規定，規定本公司必須按比例向現有股東提呈發售新股份。

## 公司管治

本公司於截至二零零二年三月三十一日止整個年度內，已一直遵守上市規則附錄14之最佳應用守則。

## 結算日後事項

結算日後之重大事項，詳情載於財務報告附註47。

## 關連交易及董事於合約中之權益

根據本公司與See Ying Limited（「See Ying」）於二零零零年十一月十日訂立之買賣協議，本公司於二零零一年九月十七日行使See Ying授出之認沽期權（「認沽期權」）。倘行使認沽期權，則See Ying必須以代價45,900,000港元認購本公司佔Tung Fong Hung Investment Limited（「TFHI」）之餘下51%股權。於行使認沽期權當日，See Ying乃TFHI之主要股東，持有TFHI之49%股權，因此，根據上市規則第14章，行使認沽期權構成本公司一項關連交易。一份載有交易詳情之通函已於二零零一年十月八日寄發予本公司股東。行使認沽期權已於二零零一年十月三十日舉行之股東特別大會上獲批准，而出售TFHI 51%股權予See Ying則於二零零一年十一月二日完成。

於二零零零年十二月十九日，本集團向TFHI授出一項最多為15,000,000港元之為期九個月貸款。TFHI於授出該筆貸款融資時為本公司之全資附屬公司，而自二零零一年一月十五日起，TFHI成為本公司之非全資附屬公司，本公司之關連人士概非該公司之主要股東（不包括因持有TFHI主要股權而成為關連人士之人士）。該筆貸款融資乃作為TFHI之一般營運資金，並按市場利率計息。貸款之未償還結餘為數14,711,000港元，已於二零零一年七月十七日轉授予獨立第三方。本年度所收利息收入達381,000港元。根據上市規則第14.24(3)條，授出貸款融資於授出之時構成一項毋須作出任何披露及毋須股東批准之關連交易，而於二零零一年一月十五日至二零零一年七月十七日期間，根據上市規則第14.25(2)(a)條，貸款融資則構成一項關連交易，只須遵守於年報內披露之規定。

於二零零一年十一月十三日，本公司一間全資附屬公司與本公司執行董事邱深笛女士及王春林先生訂立協議，以總代價630,000港元收購聚榮（深圳）有限公司（「聚榮」）全部已發行股本。聚榮之唯一資產乃一輛汽車。緊接完成交易日期二零零一年十二月十一日前，邱深笛女士及王春林先生分別實益擁有聚榮之43.33%及56.67%股權。

除上文披露者外，本公司董事概無於本公司或其任何附屬公司所訂立之其他重要合約中直接或間接擁有於年終或是年度內任何時間仍然生效之重大權益。

## 董事購買股份或債券之權利

除上文「購股權計劃」部份披露者外，於年度內任何時間，本公司或其任何附屬公司並無作出任何其他安排，使本公司董事可藉購買本公司或任何其他法人團體之股份或債務證券(包括債券)而獲得利益。此外，並無任何董事或其配偶或未滿十八歲子女擁有任何認購本公司證券之權利或已於年內行使任何該等權利。

## 主要股東

於二零零二年三月三十一日，按本公司根據披露權益條例第16(1)條存置之主要股東登記冊所示，下列機構擁有本公司已發行股本面值10%或以上之權益：

| 股東名稱 | 權益之性質 | 持有本公司普通股數目<br>直接權益 | 被視為擁有之權益 | 附註 |
|---|---|---|---|---|
| Multiple Wealth International Limited | 公司 | 192,318,000 | — | 1 |
| Pacific Rim Investment Management Enterprises Limited | 公司 | 534,600,000 | — | 1 |
| Hastings Gold Limited | 公司 | — | 726,918,000 | 1 |
| Mainland Talent Developments Limited | 公司 | — | 726,918,000 | 1、2及3 |
| Rymer Group Limited | 公司 | — | 726,918,000 | 1及2 |
| Red China Holdings Limited | 公司 | — | 726,918,000 | 1及3 |
| 羅琪恩 | 公司 | — | 726,918,000 | 1及2 |
| 邱深笛 | 公司 | — | 726,918,000 | 1及3 |

附註：

1. 於二零零二年三月三十一日，Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited分別持有192,318,000股及534,600,000股本公司普通股。Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited均為Hastings Gold Limited之全資附屬公司，而Hastings Gold Limited則為Mainland Talent Developments Limited之全資附屬公司。

2. 羅琪恩女士擁有及控制Rymer Group Limited，而Rymer Group Limited則擁有Mainland Talent Developments Limited50%已發行股本之權益。羅琪恩女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited持有之726,918,000股本公司普通股之權益。

3. 邱深笛女士全資擁有及控制Red China Holdings Limited，而Red China Holdings Limited則擁有Mainland Talent Developments Limited50%已發行股本之權益。邱深笛女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited持有之726,918,000股本公司普通股之權益。

除上文所披露者外，本公司並未獲得知會有任何人士於二零零二年三月三十一日擁有佔本公司已發行股本10%或以上之任何其他權益。

根據本公司組織章程細則第九十五條,陳培華先生將任職至應屆股東週年大會之日,惟彼合資格並願意膺選連任。

根據本公司組織章程細則第一一二條,黎明偉先生、王春林先生及林炳昌先生將於應屆股東週年大會上輪席告退,惟彼等合資格並願意膺選連任。

獨立非執行董事須根據本公司組織章程細則第九十五及第一一二條輪席告退。

所有擬在應屆股東週年大會中連任之董事,概無與本公司或其任何附屬公司訂立不得在一年內由本集團終止而毋須作出賠償(法定賠償除外)之服務合約。

## 董事於證券之權益

於二零零二年三月三十一日,各董事於本公司及任何相聯法團(按證券(披露權益)條例(「披露權益條例」)之定義)中,擁有根據披露權益條例第29條須登記於該條例所指之登記冊內之權益,或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)內上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益列載如下:

| 董事姓名 | 權益之性質 | 持有普通股數目 |
|---|---|---|
| 邱深笛 | 公司 | 726,918,000(見下文附註) |

附註:於二零零二年三月三十一日,Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited分別持有192,318,000股及534,600,000股本公司普通股。Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited均為Hastings Gold Limited之全資附屬公司,而Hastings Gold Limited則為Mainland Talent Developments Limited之全資附屬公司。邱深笛女士全資擁有及控制Red China Holdings Limited,而Red China Holdings Limited擁有Mainland Talent Developments Limited50%已發行股本之擁益。邱深笛女士被視為擁有Multiple Wealth International Limited及Pacific Rim Investment Management Enterprises Limited持有之726,918,000股本公司普通股之權益。

除上文披露者外,於二零零二年三月三十一日,概無董事或其聯繫人士,於本公司或其任何相聯法團(定義見披露權益條例)之證券中擁有任何權益。

## 購股權計劃

本公司於一九九九年七月二日採納購股權計劃(「該計劃」),主要目的為獎勵董事及合資格僱員。根據該計劃,本公司可按每手購股權以1港元之價格,向本公司或其附屬公司之任何全職僱員(包括執行董事)授予可認購本公司股份之購股權。

授出之購股權可於本公司董事會知會每名承授人之期間行使,惟在任何情況下不得超過購股權獲接納起計十年期間,並於該十年期間結束時屆滿。可授出購股權所涉及股份數目,最多不得超逾本公司不時已發行股本之10%。

購股權之認購價須為本公司董事釐定之價格,即不少於本公司普通股之面值或緊接授出購股權之日前五個交易日本公司普通股平均收市價之80%。

年內本公司董事並無授出購股權,而於二零零二年三月三十一日亦無購股權尚未行使。

年內根據該計劃授出購股權之變動詳情載於財務報告附註35。

## 董事及董事服務合約

本公司在本年度內及截至本報告日期之董事為:

執行董事:

鄺維添(董事總經理)
邱深笛
黎明偉
黎穎恒
王春林
陳培華 (於二零零二年六月二十日獲委任)
張明宇 (於二零零二年一月二十三日辭任)

獨立非執行董事:

林炳昌
鄺啟成

## 物業、廠房及設備

本集團於年度內購置27,707,000港元之物業、廠房及設備,供本集團擴充業務之用。

本集團之物業,廠房及設備賬面淨值合共44,538,000港元已因出售附屬公司而售出。

本集團及本公司之物業、廠房及設備於年內之變動及其他變動詳情,載於財務報告附註18。

## 物業

本集團於二零零二年三月三十一日之物業概要,載於第77及78頁。

## 股本及認股權證

根據本公司於二零零一年二月二十七日舉行之股東特別大會上通過之一項特別決議案,藉註銷本公司每股已發行普通股之繳足股本中0.09港元,將本公司之已發行股本由86,559,000港元減至8,656,000港元,因此本公司股本中每股0.10港元之已發行普通股被視為本公司股本中每股0.01港元之繳足普通股處理(「削減股本」)。削減股本已獲通過並已於二零零一年四月十九日在開曼群島公司註冊處註冊存案。

根據於二零零一年五月二十八日訂立之配股協議,本公司按每股作價0.12港元,發行173,118,000股每股面值0.01港元之普通股。

於二零零一年八月二十四日,本公司股東批准以供股方式發行2,077,416,030股供股股份(「供股股份」)予當時本公司每股面值0.01港元之現有普通股之持有人,每股供股股份作價0.10港元,基準為當時每持有本公司1股現有普通股可獲2股供股股份。

本公司認股權證所附可認購普通股之權利已於二零零一年五月三日屆滿,因此所有未行使之認股權證已告失效。

年內本公司股本及認股權證之上述變動及其他變動,分別載於財務報告附註34及36。

## 董事會報告

董事會同寅謹提呈截至二零零二年三月三十一日止年度之週年報告及已審核之財務報告。

### 主要業務

本公司為投資控股公司及提供企業管理服務。

已終止業務之詳情載於財務報告附註13。

本公司其他主要附屬公司於二零零二年三月三十一日之業務載於財務報告附註49。

### 業績

本集團之本年度業績載於本年報第19頁之綜合收入報表。

本公司於本年度並無宣派股息。董事會建議本年度不派付末期股息。

### 儲備

本集團及本公司之儲備於年度內之變動，詳情載於財務報告附註37。

根據本公司組織章程細則，股息必須從本公司溢利或其他儲備撥付。本公司可供分派予本公司股東之儲備包括股份溢價、股本贖回儲備、實繳盈餘、可分派儲備及累積虧損，於二零零二年三月三十一日之價值合共為491,141,000港元。

### 財務概要

本集團於過去五個財政年度之業績、資產及負債概要載於年報第76頁。

### 投資物業

本集團於二零零二年三月三十一日之投資物業由一間獨立專業物業估值公司按公開市值基準進行重估之價值為6,000,000港元。是項估值錄得重估虧損1,680,000港元，已自綜合收入報表扣除。詳情載於財務報告附註17。

**林炳昌先生**，50歲，於二零零零年十一月加入本公司為獨立非執行董事。林先生持有香港中文大學之社會科學學士學位。彼為一位律師及為林炳昌律師事務所之獨資經營者。彼亦為香港多間上市公司，包括金源米業國際有限公司、僑威集團有限公司、毅力工業集團有限公司、互聯控股有限公司及確利達國際控股有限公司之獨立非執行董事。

**鄺敵成先生**，43歲，於二零零一年二月加入本公司為獨立非執行董事。鄺先生畢業於加拿大英屬哥倫比亞省Simon Fraser University，獲頒文學學士學位。彼曾多年在香港主要國際銀行內之借貸部門及中國部門擔任高級職位。過去八年，彼曾於香港、加拿大及英國之十間以上公眾上市公司擔任執行董事。鄺先生在公司財務及銀行方面累積豐富經驗。彼曾獲委任為一九九五年至一九九六年湖北省之中國政協委員，並為湖北省商會之榮譽顧問。鄺先生現為香港上市公司大雄科技集團有限公司之主席及執行董事。

## 高級管理層

**蘇家樂先生**，37歲，二零零一年一月加入本集團，現任本公司之財務主管及公司秘書。蘇先生畢業於澳洲悉尼大學，持有經濟學學士學位，並持有香港城市大學金融學理學碩士學位。彼為多個專業團體之會員，包括香港會計師公會及香港公司秘書公會。加入本公司前，蘇先生曾於香港一間國際會計師行及多間上市公司工作。彼於財務、會計及公司秘書實務方面積逾十三年經驗。

## 董事

**鄺維添先生**，45歲，於二零零零年十一月加入本公司為董事總經理，負責本集團整體之策略計劃及公共關係。鄺先生持有美國俄勒崗州大學工商管理碩士學位，曾於主要之國際金融機構工作，包括萬國寶通銀行、美國信孚銀行、里昂亞洲有限公司及新中港融資有限公司，於銀行及企業融資積逾十五年經驗，及從一九九五年至一九九七年出任香港聯合交易所有限公司理事會成員，並從一九九六至一九九七年出任香港中央結算有限公司財務委員會之董事及主席。彼從一九九八年八月到二零零零年八月出任139 Holdings Limited之執行董事，以及從一九九九年七月至二零零零年三月出任IFTA Pacific Holdings Limited之董事。

**邱深笛女士**，32歲，於二零零零年十一月加入本公司為執行董事。彼負責本集團整體之管理及行政工作。邱女士畢業於重慶市衛生學校並於中國大陸家用電器貿易及物業發展累積豐富經驗。如董事會報告中「主要股東」一節所披露，邱女士實益擁有及控制本公司之主要股東Red China Holdings Limited。

**黎明偉先生**，43歲，於二零零零年十一月加入本公司為獨立非執行董事並於二零零一年一月獲委任為本公司之執行董事。彼負責本集團之業務發展及新項目／投資。彼畢業於香港大學，持有社會科學學士學位。黎先生曾任美國銀行之副總裁，並參與發展銀行之中國大陸業務。彼於銀行業及國際財務方面積逾十八年經驗。

**黎穎恒先生**，45歲，於二零零零年十一月加入本公司為執行董事。彼負責本集團之企業策劃及司庫。黎先生持有管理學學士學位及為加拿大Society of Management Accountants之會員。彼於香港及加拿大之管理、融資及企業發展方面積逾二十年經驗。

**王春林先生**，50歲，於二零零零年十二月加入本公司為執行董事。彼負責本集團之業務發展及新項目／投資。王先生畢業於復旦大學。彼於中國大陸市場之電子產品貿易及生產、電腦軟件研究及開發以及市場推廣累積豐富經驗。彼曾出任北京華盟實業公司之董事總經理，該公司從事有關中國大陸的物業投資及發展。

**陳培華先生**，35歲，於二零零二年六月加入本公司為執行董事。彼負責本集團之業務發展及新項目／投資。陳先生畢業於長沙電力學院。加入本公司前，陳先生曾於中國大陸之證券公司擔任要職，彼於證券及財務方面積逾十五年經驗。

**外滙管理**

目前，本集團之外滙交易主要以人民幣結算。由於過去數年港元兑人民幣之滙率比較穩定，董事會認為本集團並無重大滙率風險。本集團將採取適當措施以應付情況之改變。

**股東資金**

藉着本公司分別於二零零一年五月及八月進行股份配售及供股而籌集新資金達221,863,000港元（已扣除費用），本集團之資本基礎已大幅加強。於二零零二年三月三十一日，本集團之股東資金鋭升51%，達504,116,000港元（二零零一年：333,800,000港元），相當於本公司每股資產淨值16港仙。

年內新籌集資金主要用作收購一家專門提供「智能家居」物業管理系統公司之14%權益；收購一家從事製造GPS社會安全系統及設備公司之66.7%權益；加大貸款業務之貸款組合及增加本集團之一般營運資金。

**致謝**

回顧本年度對本集團而言乃充滿挑戰的另一年。董事會同寅謹藉此機會向全體管理層及員工在年內努力不懈地誠懇工作致以衷心感謝。

代表董事會

董事總經理
**鄺維添**

香港，二零零二年七月十八日

二零零二年五月,本集團訂立一項協議,購買滙港名苑之部分購物商場,建築面積約為12,115平方米,作價182,868,000港元。滙港名苑位處深圳最蓬勃商業區之一福田區內,並鄰近皇崗口岸。項目現正進行施工,預期於二零零二年年底完工。董事會認為,鑒於滙港名苑所處位置及其大型發展規模,此購物商場物業具有良好投資潛力。另於二零零二年五月,鑒於互聯網業務市場氣紛持續偏軟及不明朗,本集團決定撤回於一間科技控股公司所發行53,000,000港元可換股票據之投資。本集團已收回大部份可換股票據本金43,000,000港元及應計利息,餘額10,000,000港元將於二零零二年年底前全數償還。

**業務前景**

本集團現正處於整固其資產組合及提升其各方面營運效率之過渡階段,並已採行多項積極措施,包括出售部分表現未乎理想資產及節省成本措施,而本集團多個業務之表現均定期由董事會評估。為進一步實現本集團改善股東回報之目標,本集團亦已作出若干項可擴大盈利基礎之投資,而連帶在國內之相關投資亦已佔本集團之資產組合中較大比重。董事會樂觀認為,此等國內投資項目將會繼續受惠於國內強勁之經濟增長,同時,此等投資項目發展成熟時,將會對本集團帶來理想回報。

**僱員及薪酬政策**

於二零零二年三月三十一日,本集團包括董事在內有僱員約20名。本集團按僱員之工作表現、工作性質及整體市場趨勢釐定僱員之薪酬。僱員薪酬每年檢討。在訂定薪酬時,包括購股權之授予,亦以推動個人之工作表現及對本集團作出貢獻為宗旨。

財務回顧

**資金流動性及財務資源**

於結算日,本集團處於充裕之流動資金狀況,流動資產淨值為數438,202,000港元,較諸上年度330,506,000港元增加33%。本集團亦處於淨現金狀況,持有銀行結餘及現金總額42,404,000港元,且無銀行借貸。賬面值30,000,000港元之持作待轉售物業已為一項於年底尚未動用之循環貸款額作為抵押品。

鑑於手頭流動資產之數額及備用信貸,董事會認為本集團有充裕財務資源應付其持續之營運需要。

損合共11,680,000港元。整體而言，由於出租率偏低及增值潛力有限，本集團之現有物業組合表現未乎理想。董事會現正考慮多項方案，以能更佳地運用調撥至此業務之財政資源。

**投資業務**

於本回顧年度內，投資收入增加51%至5,117,000港元（二零零一年：3,378,000港元），惟由於所投資之一家金融服務集團（其附屬公司主要從事證券經紀及企業融資顧問服務）之財政狀況轉壞，已為是項投資確認一筆減值虧損37,000,000港元。本集團投資業務內多項投資之不同表現令其錄得整體虧損34,272,000港元。

**醫藥、保健產品及食品**

於二零零一年十一月，本集團出售其於Tung Fong Hung Investment Limited（「TFHI」）之餘下51%權益，以終止其於醫藥、保健產品及食品之業務。TFHI之業務多年來持續虧損，直至出售之日，其業務為本集團本年度業績帶來虧損12,418,000港元（未計少數股東權益前）。董事會認為，出售TFHI對本集團有利，因可紓解其對本集團日後財務表現構成之負面壓力，亦可讓本集團更有效地運用財政資源。TFHI之51%權益乃依據之前已訂立之一項認沽期權安排之行使而出售，出售代價為45,900,000港元，而本集團亦錄得出售收益24,525,000港元。

**收購及出售**

本集團自上一財政年度以來進行了連串之資產收購及出售。本財政年度內，本集團如前所述出售其於TFHI之餘下權益，並收購一家專門提供「智能家居」物業管理系統公司之14%之權益。該公司專注於國內之大型住宅物業市場，預期於未來數年可錄得持續之銷售增長。

結算日以後，於二零零二年四月，本集團與河南興邦藥業有限公司（「興邦藥業」）之賣方訂立協議，終止收購興邦藥業之全部股本權益。於延長完成日期後，賣方尚未收到中國有關當局之必要批准，包括將興邦藥業轉為一家全外資企業。為此，董事會認為，終止收購及收回已繳訂金乃符合本集團之最佳利益。賣方同意退還之訂金另加應計利息為數88,802,000港元，至今，本集團已根據終止協議收回總額59,959,000港元。同月，本集團購入一家從事製造GPS社會安全系統及設備之中國合資經營企業之66.7%權益。此公司之產品可廣泛採用，董事會對其日後業務表現持樂觀態度。

## 全年業績

於本回顧年度，本集團錄得營業額240,683,000港元（二零零一年：322,476,000港元）及淨虧損47,675,000港元（二零零一年：84,147,000港元）。每股虧損2港仙。本集團之營運虧損減少44%至72,839,000港元（二零零一年：129,563,000港元），主要原因為年內本集團出售其於虧損中之醫藥、保健產品及食品業務之餘下權益。

鑒於本集團於本年度對商譽採納新會計政策，本集團於截至二零零一年三月三十一日止年度錄得之淨虧損經已因上年度調整重新列賬及增加48,674,000港元，為於該年度內因收購一間聯營公司所產生之商譽之已確認減值虧損。

董事會建議不派付本年度之末期股息。

## 業務回顧

於本回顧年度，本集團繼續專注於四大業務範疇，即提供融資、買賣及投資證券、物業持有及投資、及投資控股。年內，本集團終止其醫藥、保健產品及食品業務，並收購若干項新投資項目，包括一間在中國製造GPS社會安全系統及設備之公司之股本權益，以及位於中華人民共和國（「中國」）深圳市滙港名苑之部分購物商場。收購購物商場物業之交易預期於二零零二年年底完成。

### 提供融資

於本財政年度，本集團之放款業務錄得盈利5,869,000港元。與去年比較，此業務所得收益增加35%至6,533,000港元（二零零一年：4,830,000港元），而貸款組合總額亦有相當之增加。董事會將繼續密切關注此業務之表現，以維持其對本集團業績帶來之正面貢獻。

### 買賣及投資證券

本集團財政年度之下半年度內，基於本地股市表現疲弱，於回顧年度內，此業務繼續錄得虧損9,504,000港元（二零零一年：16,905,000港元）。本集團持有之證券已於年結前全部套現，而所得資金已暫作其他營運用途。

### 物業持有及投資

本年度，本集團之物業業務錄得虧損11,105,000港元。儘管本集團在中國之現有物業組合提供之租金收入維持平穩約達2,100,000港元，惟物業組合市值下跌導致是項業務確認減值虧損及估值虧

# 股東週年大會通告

**茲通告**恒盛東方控股有限公司(「本公司」)謹訂於二零零二年八月二十三日(星期五)上午九時正假座香港北角城市花園道9號城市花園酒店宴會廳9號舉行股東週年大會,藉以處理下列事項:

1. 省覽本公司截至二零零二年三月三十一日止年度之經審核財務報告及董事會與核數師報告。

2. 重選本公司董事及釐定其酬金。

3. 續聘德勤•關黃陳方會計師行為本公司之核數師及授權本公司董事會釐定其酬金。

承董事會命
**恒盛東方控股有限公司**
董事總經理
**鄺維添**

香港,二零零二年七月十八日

附註:

1. 本公司將於二零零二年八月二十一日(星期三)至二零零二年八月二十三日(星期五)(包括首尾兩日)暫停辦理股東名冊登記手續,期內將不會辦理任何股份過戶登記手續。為符合出席股東週年大會及於會上投票之本公司股東資格,所有過戶文件,連同有關股票必須不遲於二零零二年八月二十日(星期二)下午四時正前交回本公司之股份過戶登記處秘書商業服務有限公司,地址為香港干諾道中111號永安中心5樓。

2. 凡有權出席本公司大會並於會上投票之本公司任何股東,均有權委任另一名人士為其受委代表,代其出席及投票。獲正式委任之代表有權在大會上舉手投票。於投票表決時,股東亦可親身或委派代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。

3. 委任受委代表之文據及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本,最遲須於大會或續會或投票表決(視情況而定)指定舉行時間48小時前送達本公司之股份過戶登記處秘書商業服務有限公司,地址為香港干諾道中111號永安中心5樓,該等文據所委任之人士才有權投票,如未依上列指示送交有關文據,代表委任表格即不被視為有效。

4. 倘為任何股份之聯名登記持有人,則任何一名該等人士均可親身或委派代表出席大會就有關該等股份投票,猶如其為唯一有權投票者;惟倘多於一名聯名持有人親身或委派代表出席大會,則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。

5. 供股東週年大會適用之代表委任表格隨本年報附上。

## 董事會

### 執行董事

鄺維添（董事總經理）
邱深笛
黎明偉
黎穎恒
王春林
陳培華

### 獨立非執行董事

林炳昌
鄺啟成

## 公司秘書

蘇家樂

## 核數師

德勤•關黃陳方會計師行

## 主要往來銀行

香港上海滙豐銀行有限公司
中國銀行（香港）有限公司
永亨銀行有限公司

## 主要法律顧問

### 香港

齊伯禮律師行

### 開曼群島

Maples and Calder

## 註冊辦事處

P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

## 主要辦事處

香港
灣仔
港灣道26號
華潤大廈26樓
2601至2603室

## 香港股份過戶登記處

秘書商業服務有限公司
香港
干諾道中111號
永安中心5樓

## 網址

http://www.irasia.com/listco/hk/hansomeastern

## 股份買賣

香港聯合交易所有限公司（股份編號：279）

美國存託憑證（股份代號：HEGGY）

# 目錄



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

2001/2002